Filed Pursuant to Rule 424(b)(5)
Registration No. 333-180789

PROSPECTUS SUPPLEMENT

To Prospectus dated October 2, 2012

5,500,000 Shares

CONN’S, INC.

Common Stock

$26.75 per share

• Conn’s, Inc. is offering 1,408,379 shares and selling stockholders are offering 4,091,621 shares. We will not receive any net proceeds from the sale of our shares by selling stockholders.	• The last reported sale price of our common stock on December 6, 2012 was $27.40 per share. • Trading symbol: NASDAQ Global Select Market—“CONN.”

Investing in our common stock involves risks. You should carefully consider the risk factors in the sections captioned “Special Note Regarding Forward-Looking Statements” beginning on page S-30 and “Risk Factors” beginning on page S-13.

	Per Share	Total
Public offering price	$26.75	$147,125,000
Underwriting discount	$1.3375	$7,356,250
Proceeds, before expenses, to Conn’s, Inc.	$25.4125	$35,790,431
Proceeds, before expenses, to selling stockholders	$25.4125	$103,978,319

The underwriters have a 30-day option to purchase up to 825,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Piper Jaffray	Stephens Inc.

Stifel Nicolaus Weisel

Canaccord Genuity	KeyBanc Capital Markets

The date of this prospectus supplement is December 7, 2012.

S-i

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters have authorized any other person to provide you with different information. This prospectus supplement and the accompanying prospectus are not an offer to sell, nor are they seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus are complete and accurate as of the date the information is presented, but the information may have changed since that date.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or “SEC,” using a “shelf” registration process. This document contains two parts. The first part is the prospectus supplement, which contains specific information about the common stock being offered by us and the selling stockholders and specific terms of this offering. The second part, the accompanying prospectus, contains a general description of the common stock being offered by us and the selling stockholders and may include information that does not apply to this offering. Generally, when we refer to this prospectus supplement, we are referring to both parts of this document combined. This prospectus supplement may also add, update, change or supersede any of the information contained in the accompanying prospectus or in the documents that we have incorporated by reference into the prospectus. To the extent there is a conflict between the information contained in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date, such as a document incorporated by reference in this prospectus supplement or the accompanying prospectus, then the statement in the document having the later date would modify or supersede the earlier statement. You should not assume that the information in this prospectus supplement, the accompanying prospectus, any free writing prospectus or any document incorporated by reference is accurate as of any date other than the date of the document containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.

You should read this prospectus supplement and the accompanying prospectus, together with the additional information described under the caption “Where You Can Find More Information,” before deciding to invest in our common stock. You should also carefully consider, among other things, the matters discussed in the section captioned “Risk Factors.”

This prospectus supplement and the accompanying prospectus contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part, and you may obtain copies of those documents as described below under the caption “Where You Can Find More Information.”

This prospectus supplement, the accompanying prospectus, any free writing prospectus, and the documents incorporated by reference include our trademarks such as “Conn’s,” “Conn’s HomePlus,” “YES Money,” “YE$ Money,” “SI Money” and our logos, which are protected under applicable intellectual property laws and are the property of Conn’s, Inc. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Unless the context otherwise indicates, references in this prospectus, any prospectus supplement, and any free writing prospectus to “Conn’s,” the “Company,” “we,” “us” and “our” means Conn’s, Inc. and all of its direct and indirect subsidiaries, limited liability companies and limited partnerships.

S-iii

SUMMARY

This summary highlights selected information about us and does not contain all the information that may be important to you. To understand the terms of the common stock being offered in this prospectus supplement, the accompanying prospectus, the documents we incorporate by reference and any free writing prospectus, we encourage you to read this entire prospectus supplement, the accompanying prospectus and any free writing prospectus, especially the risks of investing in the shares described under the section “Risk Factors,” and the documents identified under the caption “Information Incorporated by Reference.”

OUR COMPANY

Company overview

Conn’s is a leading specialty retailer that offers a broad selection of high-quality, branded durable consumer goods and related services in addition to a proprietary credit solution for its core credit constrained consumers. We operate a highly integrated and scalable business through our 66 retail stores and website. Our complementary product offerings include home appliances, furniture and mattresses, consumer electronics and home office products from leading global brands across a wide range of price points. Our credit offering provides financing solutions to a large, underserved population of credit constrained consumers who typically are unbanked and have credit scores between 550 and 650. We provide customers the opportunity to comparison shop across brands with confidence in our low prices as well as affordable monthly payment options, next day delivery and installation, and product repair service. We believe our large, attractively merchandised stores and credit solutions offer a distinctive shopping experience compared to other retailers that target our core customer demographic.

Retail Segment.    We began as a small plumbing and heating business in 1890 and started selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas. As of December 3, 2012, we operated 66 retail stores located in four states: Texas (57), Louisiana (6), Oklahoma (2) and New Mexico (1). Our stores range in size from 18,000 to 50,000 square feet and are predominately located in areas densely populated by our core customer and are typically anchor stores in strip malls. We utilize a “good-better-best” merchandising strategy that offers approximately 2,100 branded products from approximately 200 manufacturers and distributors in a wide range of price points. These include, among others, Dell, Electrolux, Franklin, Frigidaire, General Electric, Hewlett-Packard, Jackson-Catnapper, LG, Samsung, Sealy, Serta, Sharp, Steve Silver, Sony, Toshiba, and Vaughn-Bassett. This wide selection allows us to offer products and price points that appeal to the majority of our core consumers.

We offer a high level of customer service through our commissioned and trained sales force as well as next day delivery and installation, and product repair or replacement services for most items sold in our stores. Flexible payment alternatives offered through our proprietary in-house credit program and third-party financing alternatives enable our customers to finance their purchases. We believe our extensive brand and product selection, competitive pricing, financing alternatives and supporting services, combined with our customer service-focused store associates make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional, local and internet retailers.

Credit Segment.    For over 45 years, we have offered consumer credit to our credit-worthy customers. We provide access to multiple financing options to address various customer needs including a proprietary in-house credit program, a third-party financing program and a third-party rent-to-own payment program. The majority of our credit customers use our in-house credit program and typically have a credit score of between 550 and 650, with an average score of applicants for the nine months ended October 31, 2012 of 615. For customers who do not qualify for our in-house program, we provide access to rent-to-own payment plans offered by RAC Acceptance. For customers with higher credit scores, we have partnered with GE Capital to offer long-term, no interest and revolving credit plans. GE Capital and RAC Acceptance manage their respective underwriting decisions and collection of their programs. For the nine months ended October 31, 2012, we financed approximately 70% of our retail sales, including down payments, under our in-house financing plan.

Our retail business and credit business are operated independently from each other. The credit segment is dedicated to providing short and medium-term financing for our customers. The retail segment is not involved in credit approval decisions. Our decisions to extend consumer credit to our retail customers under our in-house program are made by our internal credit underwriting department. In addition to underwriting, we manage the collection process of our in-house consumer credit portfolio. Sales financed through our in-house credit program are secured by the products purchased, which we believe gives us a distinct advantage over other creditors when pursuing collections because the products we sell and finance are typically necessities for the home.

We believe our consumer credit program differentiates us from our competitors that do not offer similar in-house consumer credit programs, and generates strong customer loyalty and repeat business. During the nine months ended October 31, 2012, approximately 70% of our credit customers were repeat customers, based on the number of credit invoices written, and, as of October 31, 2012, approximately 78% of balances due under our in-house credit program were from customers that have had previous credit accounts with us.

Recent Initiatives and Accomplishments

Beginning late in fiscal year 2011, with the appointment of our current Chairman and Chief Executive Officer, Theodore M. Wright, as our Chairman, our management and Board of Directors undertook an aggressive review of our store level and credit portfolio performance. As a result, we closed a total of 11 stores during fiscal year 2012 and one additional store during the nine months ended October 31, 2012. We continue to actively review the performance of our existing store locations, customer demographics and retail sales opportunities to determine whether additional stores should be closed or relocated or whether other operational changes should be pursued.

Beginning in the first quarter of fiscal year 2013, pursuant to our continuing strategic operational review, we reinstated our new store growth strategy, emphasizing an increased selection of higher margin furniture and mattresses in our stores. During fiscal year 2013, we opened two new stores and expect to open three more in December 2012. We also implemented an extensive store remodeling program in fiscal year 2012, pursuant to which 15 stores have been remodeled as of October 31, 2012, with approximately 20 more store remodels scheduled for completion by January 31, 2014.

During the nine months ended October 31, 2012, same store sales rose 17.2%. Additionally, retail gross margins increased to 34.4% for the nine months ended October 31, 2012 from 28.2% in the same period last year. We believe our recent store initiatives contributed to these results.

We also focused on improving the profit contribution of our credit operation by raising our underwriting standards and modifying our collection practices to focus on higher value accounts that we believe are most likely to be paid. This included, among others, changing our charge-off policy to accelerate the write-off of past due accounts and limiting the re-aging of customer accounts.

Competitive Strengths

Well-defined customer base in desirable geographic region with significant room for expansion.    We have a well-defined core consumer base that is comprised of working class individuals who typically earn between $25,000 to $60,000 in annual income, live in a densely populated, mature neighborhoods, and typically shop our stores to replace older household goods with newer items. Our product line is comprised of durable home necessities which enables us to appeal to a diverse range of cultural and socioeconomic backgrounds and to operate stores in diverse markets.

With 57 of our current 66 stores in Texas, we believe we benefit from strong demographic trends. According to the Bureau of Economic Analysis, Texas was the second largest state by nominal GDP in 2010. In addition, from 2000 to 2010, Texas experienced population growth of 20.6% compared to the U.S. population growth of 9.7% over the same period. Moreover, Texas’ average unemployment rate of 6.8% continues to trend below the national rate of 7.8% as of September 2012.

We believe the broad appeal of the Conn’s store to our geographically diverse core demographic, the historical unit economics and current retail real estate market conditions provide us ample room for continued expansion. We are targeting an additional 30 to 45 store openings through the fiscal year ending January 31, 2016. There are many markets in the United States with similar demographic characteristics as our current successful store base, which provides substantial opportunities for future growth.

Powerful store economics.    Our existing stores generate strong cash flow, consistent store-level financial results and favorable returns on investment. In 2011 we introduced an increased selection of higher margin furniture and mattresses in our stores. In 2011, we also introduced a new prototype store for future expansion that ranges from 30,000 to 45,000 square feet of retail selling space to dedicate more floor space for these categories. Our new store model assumes average unit revenue of $13.8 million in the first 12 months and an average net initial cash investment of approximately $1.0 million which includes $850,000 of average build-out costs, including equipment and fixtures (net of landlord contributions), and $150,000 of initial inventory (net of payables). Store investment excludes the working capital required to support the credit portfolio balances generated by sales made using in-house credit at the store. We expect our new prototype stores to breakeven on a cash basis, on average, within two months and expect our full cash payback period to be, on average, within six months.

We have also begun a comprehensive remodeling program to update our existing stores to provide the additional retail selling space required by the increased merchandising focus on higher margin furniture and mattresses. Remodels generally cost $400,000 to $750,000 per store for the 15 stores completed to date. The reformatted and updated sales floor, combined with the larger selection of furniture and mattresses, has resulted in an increase in same store sales. For the nine stores remodeled or relocated prior to July 31, 2012, same store sales increased 19.1% during the quarter ended October 31, 2012 from the prior-year quarter.

Affordable financing and a distinctive shopping experience drives aspirational purchases.    We strive to ensure that our customers’ shopping experience at Conn’s is equal to, or exceeds, their experience with other providers of durable consumer goods targeting our core customer demographic. We do this by combining our retail stores and supporting services with financing alternatives that provide our customers access to aspirational purchases. We have built our distinctive shopping experience through a continuing focus on execution in five key areas: merchandising, customer credit, product delivery and installation, product service and training. Successful execution of our business plans relies on the following strategies:

•

Offering a broad range of brand name products for the home.    We offer a wide range of the latest in leading global brand names and product lines, from entry-level models through high-end models, from approximately 200 manufacturers and distributors.

•

Provide affordable financing solutions to our customers.    We provide access to multiple financing options to address various customer needs including a proprietary in-house credit program, a third-party financing program and a third-party rent-to-own payment program.

•

Providing a high level of customer service.    We believe our commitment to our customers drives loyalty and generates a high level of repeat purchases. Our sales associates serve as ongoing resources for our customers, which includes, but is not limited to, assisting with product selection and the credit application process, scheduling delivery and installation and acting as a point of contact for service issues.

•

Maintaining next-day delivery and installation capabilities.    We provide next-day delivery and installation services in all of the markets in which we operate. We believe next-day delivery of our goods is a highly valued service to our customers.

•

Offering product repair or replacement services.    We believe that providing product repair and replacement services is an important differentiation and reinforces customer loyalty. We offer repair and replacement services for most of the products we sell.

Proprietary in-house credit program creates significant customer loyalty.    Our in-house consumer credit program is an integral part of our business, and we believe it is a major driver of customer loyalty. We believe our proprietary credit model is a significant competitive advantage we have developed over our 45 years of experience in providing credit. We have developed a proprietary underwriting model that provides standardized credit decisions, including down payment amounts and credit terms, based on customer risk and income level. We use our proprietary auto-approval algorithm and in-depth evaluations of creditworthiness performed by qualified in-house credit underwriters to complete all credit decisions. Based on this process, we approved 40.8% of all credit applications that were used in purchases of products from us during fiscal year 2012. In order to improve the speed and consistency of underwriting decisions, we continually review our auto-approval algorithm. As a result, during the quarter ended October 31, 2012, we were able to increase the percentage of automatically approved credit applications to 66.0%. Additionally, we are able to provide access to monthly payment options to a wider range of consumers through our relationship with RAC Acceptance and GE Capital. Our in-house credit program and access to third-party financing allows us to provide credit to a large and underserved customer base and differentiates us from our competitors who do not offer similar programs.

Experienced management team.    Our executive management team has spent an average of approximately 15 years with our company. Our Chief Executive Officer, Theo Wright, has been a member of the board since 2003 and has served as Chief Executive Officer since February 2011. Mike Poppe, our Chief Operating Officer, has been with us since 2004. During his tenure with us, Mr. Poppe also has served as our Chief Financial Officer and Controller. Brian Taylor, our Chief Financial Officer, has been with us since April 2012. Mr. Taylor has over 25 years of experience with growing, publicly-traded companies. The senior management team of our retail operations has experience in all aspects of that business and has an average of approximately 18 years with our company. The senior credit management team that oversees the credit portfolio has an average of over 14 years tenure with us. This level of experience ensures that both our retail and credit operations are closely monitored.

Growth Strategies

We seek to increase our revenues and profitability through the execution of our growth strategies, which include:

Expand our geographic footprint through new store openings and accelerate remodels of existing stores.    We plan to open new stores in select new and existing geographic markets that target our well-defined, core customer base. In addition to the two new stores we opened in fiscal year 2013, we plan to open three more new stores by January 31, 2013, and an additional 10 to 12 stores by January 31, 2014. All of these stores will be based on our new store prototype model and range between 30,000 and 45,000 square feet. We believe, based on our new-store site selection criteria as well as changes in the competitive landscape, that there are substantial opportunities to add stores in new and existing markets with a long-term potential for more than 200 Conn’s stores in the United States.

Additionally, we will continue to remodel stores in markets that we believe can support the additional retail selling space. As of October 31, 2012, we had completed remodels of 15 of our 65 then-existing locations, with an additional five to be completed by January 31, 2013. An additional 15 remodels are planned for fiscal year 2014.

Continue to improve our customers’ experience and grow revenue and profitability by adding new products and brands to our furniture and mattress categories.    Over the past year, one of our key focuses has been to improve our merchandising. We have expanded the floor space in new and remodeled stores dedicated to our higher margin furniture and mattress product offerings and have enhanced the product selection we provide to our customers across all of our categories. Additionally, we have focused on improving the quality of products we offer and have added higher priced products to give our customers more options, while discontinuing certain lower price, lower margin items. We intend to update and remodel the majority of our existing stores by January 31, 2014 to provide a larger and more prominent presentation for furniture and mattresses. Additionally, we have worked to increase the volume of products purchased by directly sourcing from manufacturers, which has allowed us to improve the gross margins we achieve.

Drive operating margins by increasing operating and working capital efficiencies.    We believe that we have made the necessary investments in our retail and credit infrastructure to support our growth. We believe our disciplined approach and focus on supply chain management will allow us to continue to execute successfully in new and existing markets. We have deepened our management team during the past several years to support and oversee our growth and we believe we have a robust pipeline of future store and regional managers. We are focused on hiring well-qualified associates in new markets who we believe will be successful in our highly consultative sales process. We believe our ability to sell a balanced mix of “good-better-best” products has also made us a valued partner for our vendors who are supportive of and we believe will benefit from our store growth plans.

We plan to continue to improve our operating results by leveraging our existing infrastructure and seeking to continually optimize the efficiency of our marketing, merchandising, sourcing, distribution and credit operations. As we penetrate new markets, we expect to increase our purchase volumes, achieve distribution efficiencies and strengthen our relationships with our key vendors. We also expect our increased store base and higher net sales to further leverage our existing corporate and regional infrastructure and enable us to negotiate more favorable lease terms for our stores.

In order to improve the profit contribution of our credit operation, we have raised our underwriting standards and modified our collection practices over the past two years to focus our portfolio servicing operations on the collection of higher value accounts that we believe are most likely to be paid. The primary changes made were to:

•	Change our charge-off policy such that accounts will be charged off more quickly than in the past, requiring accounts over 209 days past due at month end to be charged off;

•	Limit re-aging of customer accounts so that no account can be re-aged more than a total of 12 months over the life of the account, among other requirements; and

•	Raise the minimum credit scores and shorten contract terms for higher-risk products and smaller-balances originated to continue to increase the payment rate and improve credit quality.

The impact of these changes has allowed us to reduce collection costs and improve the quality of our credit portfolio. As a result, we have increased the average credit score of our outstanding balance to 603 at the end of the quarter ending October 31, 2012 from 586 at the end of the fiscal year ended January 31, 2010. We believe the above changes will allow us to realize a higher and more consistent level of profitability from our credit operations.

We will also continue to make investments in our information systems to enable us to enhance our efficiency in areas such as merchandising planning and allocation, inventory management, distribution, point of sale and collection functions.

We are a Delaware corporation and the address of our principal executive offices is 4055 Technology Forest Blvd., Suite 210, The Woodlands, Texas 77381. Our telephone number is (936) 230-5899 and our website is www.conns.com. The information contained in, or that can be accessed through, our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

On September 27, 2012, we announced the expansion and extension of our asset-based loan facility with a syndicate of banks. Under the amended terms, the revolving facility commitment increased $75 million to $525 million and the maturity date was extended to September 2016. This amendment reduced our borrowing costs and improved our borrowing availability under the facility. On November 27, 2012, we added an additional lender to our existing asset-based loan facility. As a result, total commitments under the facility increased by $20.0 million to $545.0 million.

On October 23, 2012, we announced a multi-year extension of our consumer finance program with GE Capital Retail Bank. The program, which originally launched in 2009, was expanded and extended through 2016. This program provides qualifying customers with access to a Conn’s-branded credit card and special financing options.

On November 13, 2012, we announced the opening of a Conn’s HomePlus store in Albuquerque, New Mexico. Located at 45 Hotel Circle, the Albuquerque store employs approximately 50 associates and showcases furniture and mattresses in addition to the leading brands and the latest technologies in consumer electronics and home appliances. This store is our first store in New Mexico.

SUMMARY RISK FACTORS

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business prospects, financial condition or results of operations. You should carefully consider the risks discussed in the section captioned “Risk Factors” before investing in our common stock.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table summarizes our consolidated financial and other operating data as of the dates and for the periods indicated, which is condensed and may not contain all of the information that you should consider before you invest in our common stock. The operations data for the fiscal years ended January 31, 2010, January 31, 2011 and January 31, 2012 and the balance sheet data as of January 31, 2010, January 31, 2011 and January 31, 2012 have been derived from our audited consolidated financial statements for such fiscal years, which were audited by Ernst & Young LLP, an independent registered public accounting firm. The operations and cash flow data for the nine months ended October 31, 2011 and October 31, 2012 and the balance sheet data as of October 31, 2011 and October 31, 2012 have been derived from our unaudited condensed consolidated financial statements for such periods. Our operating results for interim periods are not necessarily indicative of the results that may be expected for a full-year period.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes thereto in our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements in our Quarterly Report on Form 10-Q for the three-month and nine-month periods ended October 31, 2012, which are incorporated by reference to this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.

	Year Ended January 31,			Nine Months Ended October 31,
	2010	2011	2012	2011	2012
				(unaudited)
	(dollars and shares in thousands, except per share amounts)
Statement Operations Data:
Revenues:
Product sales	$666,381	$608,443	$596,360	$422,914	$459,804
Repair service agreement commissions(1)	40,673	37,795	42,078	29,449	35,930
Service revenues(2)	22,115	16,487	15,246	11,650	10,181

Total net sales	729,169	662,725	653,684	464,013	505,915
Finance charges and other(3)	157,920	146,050	138,618	101,618	108,773

Total revenues	887,089	808,775	792,302	565,631	614,688
Costs and expenses:
Cost of goods sold, including warehousing and occupancy costs	529,227	474,696	455,493	324,774	325,041
Cost of parts sold, including warehousing and occupancy costs	10,401	7,779	6,527	4,973	4,513
Selling, general and administrative expense	258,579	239,806	237,911	175,420	180,247
Provision for bad debts	48,779	51,404	53,555	43,115	34,838
Charges and credits(4)	9,617	2,321	9,115	4,033	1,150

Total costs and expenses	856,603	776,006	762,601	552,315	545,789

Operating income	30,486	32,769	29,701	13,316	68,899
Interest expense, net	21,986	28,081	22,457	18,479	13,159
Loss from early extinguishment of debt(5)	—	—	11,056	11,056	818
Cost related to financing facilities terminated and transactions not completed(6)	—	4,283	—	—	—
Other (income) expense	(123)	339	70	81	(105)

Income (loss) before income taxes	8,623	66	(3,882)	(16,300)	55,027
Provision (benefit) for income taxes	4,319	1,138	(159)	(4,876)	20,080

Net income (loss)	$4,304	$(1,072)	$(3,723)	$(11,424)	$34,947

	Year Ended January 31,			Nine Months Ended October 31,
	2010	2011	2012	2011	2012
				(unaudited)
	(dollars and shares in thousands, except per share amounts)
Earnings (loss) per common share:
Basic	$0.17	$(0.04)	$(0.12)	$(0.36)	$1.08
Diluted	$0.17	$(0.04)	$(0.12)	$(0.36)	$1.05
Average common shares outstanding:
Basic	24,910	26,091	31,860	31,819	32,387
Diluted	25,081	26,091	31,860	31,819	33,207

Operating Data:
Stores open at end of period	76	76	65	71	65
Same stores sales growth(7)	(13.8)%	(9.6)%	2.8%	(0.7)%	17.2%
Retail gross margin(8)	25.2%	26.5%	28.7%	28.2%	34.4%
Operating margin(9)	3.4%	4.1%	3.7%	2.4%	11.2%
Return on average equity(10)	1.3%	(0.3)%	(1.1)%	(3.3)%	9.3%
Capital expenditures	$10,255	$3,028	$4,386	$2,313	$21,331
Rent expense(11)	$23,703	$23,334	$22,132	$16,528	$15,996
Percent of retail sales financed, including down payment	62.5%	61.2%	60.4%	57.9%	69.5%
Net charge-offs as a percent of average outstanding balance(12)	5.0%	7.3%	7.5%	7.4%	8.2%
Weighted average monthly payment rate(13)	5.2%	5.4%	5.6%	5.8%	5.5%

	January 31,			October 31, 2012
	2010	2011	2012	Actual	Pro Forma As Adjusted(14)
				(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Working capital	$329,325	$389,022	$357,884	$327,843	$327,843
Inventory	63,499	82,354	62,540	77,150	77,150
Total customer accounts receivable	736,041	675,766	643,301	633,040	633,040
Total assets	889,509	842,060	783,298	852,864	852,864
Total debt, including current maturities	452,304	373,736	321,704	330,985	295,820
Total stockholders' equity	328,366	352,897	353,371	396,611	431,776

(1)	Includes commissions from sales of third-party repair service agreements and replacement product programs, and income from company-obligor repair service agreements.
(2)	Includes revenues derived from parts sales and labor sales on products serviced for customers, both covered under manufacturer’s warranty and outside manufacturer’s warranty coverage.
(3)	Includes primarily interest income and fees earned on credit accounts and commissions earned from the sale of third-party credit insurance products.
(4)	Includes the costs related to the following charges and credits:

	Year Ended January 31,			Nine Months ended October 31,
	2010	2011	2012	2011	2012
	(dollars in thousands)
Goodwill impairment	$9,617	$—	$—	$—	$—
Impairment of long-lived assets	—	2,321	2,019	688	—
Costs related to store closings	—	—	7,096	3,345	163
Costs related to relocation	—	—	—	—	987

	$9,617	$2,321	$9,115	$4,033	$1,150

(5)

Includes the write-off of certain unamortized financing fees associated with: the terminated securitization program in fiscal year 2011 and the extension and expansion of our revolving credit facility in fiscal year 2013.

(6)	Includes costs incurred related to financing alternatives considered, but not completed in fiscal year 2011.

(7)

Same store sales is calculated by comparing the reported sales for all stores that were open during the entirety of a period and the entirety of the same period during the prior fiscal year. Sales from closed stores, if any, are removed from each period. Sales from relocated stores have been included in each period because each such store was relocated within the same general geographic market. Sales from expanded stores have been included in each period.

(8)

Retail gross margin percentage is defined as the sum of product sales and repair service agreement commissions less cost of goods sold, divided by the sum of product sales and repair service agreement commissions. See “Selected Historical Consolidated Financial and Operating Data.”

(9)	Operating margin is defined as operating income divided by total revenues.
(10)	Return on average equity is calculated as current period net income divided by the average of the beginning and ending equity.
(11)	Rent expense includes rent expense incurred on our properties, equipment and vehicles, and is net of any rental income received.
(12)	Represents net charge-offs for the applicable period divided by the average balance of the credit portfolio for the period presented.
(13)	Represents the weighted average of monthly gross cash collections received on the credit portfolio as a percentage of the average monthly beginning portfolio balance for each period.
(14)	Adjusted to reflect the application of the estimated net proceeds to our company from the offering (assuming no exercise of the underwriters’ over-allotment option).

THE OFFERING

Issuer	Conn’s, Inc., a Delaware corporation

Common stock offered by us	1,408,379 shares

Common stock offered by the selling stockholders	4,091,621 shares

Over-allotment option	825,000 shares from us

Common stock outstanding after this offering	34,109,925 shares

Use of proceeds	We intend to use the net proceeds from the sale of shares we offer in this offering primarily for the repayment of debt and to pay for the fees and expenses we will incur in connection with this offering. We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders in this offering.

Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.

Risk factors	See “Risk Factors” beginning on page S-13 of this prospectus supplement, the accompanying prospectus and our annual report on Form 10-K for the fiscal year ended January 31, 2012 for a discussion of the risk factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Select Market symbol	“CONN”

Conflict of interest	Stephens Inc., one of the selling stockholders and one of the joint bookrunning managers for this offering, and certain of its affiliates beneficially owned 7,316,812 shares, or approximately 22.3% of our common stock as of November 29, 2012. Because Stephens Inc. is an underwriter and a selling stockholder and its affiliates beneficially own more than 10% of our common stock, Stephens Inc. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Under FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because this offering is of a class of securities having a bona fide public market, as defined by FINRA Rule 5121. See “Conflict of Interest.”

The information above is based on 32,701,546 shares of common stock outstanding on November 29, 2012. This information (a) does not include 2,652,626 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $11.37 per share, (b) does not include 628,521 shares of common stock reserved for future grants under our 2011 Omnibus Incentive Compensation Plan, (c) does not include 405,347 shares of common stock reserved for future issuance under our Amended and Restated 2003 Incentive Stock Option Plan, (d) does not include 50,000 shares of our common stock reserved for issuance under our 2003 Non-Employee Director Stock Option Plan, (e) does not include 1,088,710 shares of our common stock reserved for issuance under our Employee Stock Purchase Plan, (f) does not include 220,368 shares of our common stock reserved for issuance under our 2011 Non-Employee Director Restricted Plan, and (g) assumes no exercise by the underwriters of their option to purchase up to an additional 825,000 shares from us to cover over-allotments, if any.

RISK FACTORS

An investment in our common stock involves risks and uncertainties. Before you make a decision to invest in our common stock, you should consider carefully the risks described below, together with other information in this prospectus supplement, the accompanying prospectus, and the information incorporated by reference herein and therein. The occurrence of any of the risks described below could adversely affect our business prospects, financial condition or results of operations. In that case, the trading price of our stock could decline, and you could lose all or part of the value of your investment.

Risk Factors Relating to Our Company

We may not be able to open and profitably operate new stores in existing, adjacent and new geographic markets.    We reinstated our new store opening program during fiscal year 2013. We have opened two stores and have plans to open three more new stores in fiscal year 2013. New stores may not be profitable on an operating basis during the first months after they open and even after that time period may not be profitable or meet our goals. Any of these circumstances could have a material adverse effect on our financial results. There are a number of factors that could affect our ability to open and operate new stores consistent with our business plan, including:

•	The availability of additional financial resources;

•	The availability of favorable sites in existing, adjacent and new markets at price levels consistent with our business plan;

•	Competition in existing, adjacent and new markets;

•	Competitive conditions, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;

•	A lack of consumer demand for our products or financing programs at levels that can support new store growth;

•	Inability to make customer financing programs available that allow consumers to purchase products at levels that can support new store growth;

•	Limitations created by covenants and conditions under our revolving credit facility;

•	The substantial outlay of financial resources required to open new stores and the possibility that we may recognize little or no related benefit;

•	An inability or unwillingness of vendors to supply product on a timely basis at competitive prices;

•	The failure to open enough stores in new markets to achieve a sufficient market presence and realize the benefits of leveraging our advertising and our distribution system;

•	Unfamiliarity with local real estate markets and demographics in adjacent and new markets;

•	Problems in adapting our distribution and other operational and management systems to an expanded network of stores;

•	Difficulties associated with the hiring, training and retention of additional skilled personnel, including store managers; and

•	Higher costs for print, radio and television advertising.

These factors may also affect the ability of any newly opened stores to achieve sales and profitability levels comparable with our existing stores or to become profitable at all. As a result, we may determine that we need to close additional stores or reduce the hours of operation in some stores, which could materially adversely impact our business, financial condition, operating results or cash flows, as we may incur additional expenses and non-cash write-offs related to closing a store and settling our remaining lease obligations and our initial investment in fixed assets and related store costs.

We may not successfully implement our existing store remodeling program which could negatively impact our results of operations or fail to provide a favorable return on our investment.    We plan to remodel 35 of our existing stores by the end of fiscal year 2014, 15 of which were completed as of October 31, 2012. These efforts may not be successful in enhancing the operating results of the stores remodeled, which could negatively affect our results of operations or may not yield a favorable return on the investment required for such remodels. Further, our store operations for such stores could be disrupted or such stores temporarily closed, which could negatively impact our financial performance. If we are unable to successfully operate remodeled stores in our new store format or customers for those stores are not receptive to the new store format, our operating results for such stores would be negatively affected.

If we are unable to manage our growing business, our revenues may not increase as anticipated, our cost of operations may rise and our results of operations may decline.    As a result of re-initiating our store opening plan and beginning to grow our store base, we will face many business risks associated with growing companies, including the risk that our management, financial controls and information systems will be inadequate to support our expansion in the future. Our growth will require management to expend significant time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and employee training programs. We cannot predict whether we will be able to effectively manage these increased demands or respond on a timely basis to the changing demands that our expansion will impose on our management, financial controls and information systems. If we fail to manage successfully the challenges of growth, do not continue to improve these systems and controls or encounter unexpected difficulties during expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

We may expand our retail offerings which may have different operating or legal requirements than our current operations.    In addition to the retail and consumer finance products we currently offer, we may offer other products and services in the future, including new financing products. These products and services may require additional or different operating systems or have additional or different legal or regulatory requirements than the products and services we currently offer. In the event we undertake such an expansion and do not have the proper infrastructure or personnel, or do not successfully execute such an expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

A decrease in our credit sales or a decline in credit quality could lead to a decrease in our product sales and profitability.    In the last three fiscal years, we financed, on average, including down payments, approximately 61% of our retail sales through our in-house proprietary credit programs to customers with a broad range of credit worthiness. A large portion of our credit portfolio is to customers considered by many to be subprime borrowers. Our ability to provide credit as a financing alternative for our customers depends on many factors, including the quality of our customer receivables portfolio. Payments on some of our credit accounts become delinquent from time to time, and some accounts end up in default, due to several factors, such as general and local economic conditions, including the impact of rising interest rates and unemployment rates. As we expand into new markets, we will obtain new credit accounts that may present a higher risk than our existing credit accounts since new credit customers do not have an established credit history with us. A general decline in the quality of our customer receivable portfolio could lead to a reduction in the advance rates used or eligible customer receivable balances included in the borrowing base calculations under our revolving credit facility and thus a reduction of available credit to fund our finance operations. As a result, if we are required to reduce the amount of credit we grant to our customers, we most likely would sell fewer products, which would adversely affect our financial condition, operating results and cash flows. Further, because approximately 60% of our credit customers have historically made their credit account payments in our stores, any decrease in credit sales could reduce traffic in our stores and lower our revenues. A decline in the credit quality of our credit accounts could also cause an increase in our credit losses, which would result in an adverse effect on our earnings. A decline in credit quality could also lead to stricter underwriting criteria which would likely have a negative impact on net sales.

We have significant future capital needs and the inability to obtain funding for our credit operations may adversely affect our business and expansion plans.    We currently finance our customer receivables through an asset-based loan facility that provides $545.0 million in financing commitments and securitized notes. As of October 31, 2012, we had $272.2 million outstanding under our asset-based revolving credit facility, including standby letters of credit issued. Our ability to raise additional capital through expansion of our asset-based loan facility, future securitization transactions or other debt or equity transactions, and do so on economically favorable terms, depends in large part on factors that are beyond our control.

These factors include:

•	Conditions in the securities and finance markets generally;

•	Our credit rating or the credit rating of any securities we may issue;

•	Economic conditions;

•	Conditions in the markets for securitized instruments, or other debt or equity instruments;

•	The credit quality and performance of our customer receivables;

•	Our overall sales performance and profitability;

•	Our ability to provide or obtain financial support for required credit enhancement;

•	Our ability to adequately service our financial instruments;

•	Our ability to meet debt covenant requirements; and

•	Prevailing interest rates.

If adequate capital and funds are not available at the time we need capital, we will have to curtail future growth, which could materially adversely affect our business, financial condition, operating results or cash flow. As we grow our business, capital expenditures during future years are likely to exceed our historical capital expenditures. The ultimate amount of capital expenditures needed will be dependent on, among other factors, the availability of capital to fund new store openings and customer receivables portfolio growth.

In addition, we historically used our customer receivables as collateral to raise funds through securitization programs. In fiscal year 2011, we completed amendments to our existing credit facilities and our terminated securitization facilities to obtain relief from potential covenant violations and revise certain covenant requirements. If we require amendments in the future and are unable to obtain such amendments or we are unable to arrange substitute financing facilities or other sources of capital, we may have to limit or cease offering credit through our finance programs due to our inability to draw under our revolving credit facility upon the occurrence of a default. If availability under the borrowing base calculations of our revolving credit facility is reduced, or otherwise becomes unavailable, or we are unable to arrange substitute financing facilities or other sources of capital, we may have to limit the amount of credit that we make available through our customer finance programs. A reduction in our ability to offer customer credit will adversely affect revenues and results of operations and could have a material adverse effect on our results of operations. Further, our inability or limitations on our ability to obtain funding through securitization facilities or other sources may adversely affect our profitability under our credit programs if existing customers fail to repay outstanding credit due to our refusal to grant additional credit.

Additionally, the inability of any of the financial institutions providing our financing facilities to fund their commitment would adversely affect our ability to fund our credit programs, capital expenditures and other general corporate needs.

If we are unable to renew or replace our existing credit facilities in the future or have access to securitization markets reduced, we would be required to reduce, or possibly cease, offering customers credit, which could adversely affect our revenues and results of operations in the same manner as discussed above.

Failure to comply with our covenants in our credit facilities could materially and adversely affect us.    Under our existing asset-based loan facility we have certain obligations, including maintaining certain financial covenants. If we fail to maintain the financial covenants in our credit facility and are not able to obtain relief from any covenant violation, then an event of default could occur and the lenders could cease lending to us, accelerate the payments of our debt and foreclose on our assets that secure the asset-based loan facility. Any such action by the lenders could materially and adversely affect us and could even result in bankruptcy. While we are in compliance with the covenants in our existing facilities, if our retail and credit operation performance deteriorates, we could be in breach of one or more covenants.

Increased borrowing costs will negatively impact our results of operations.    Because most of our customer receivables have interest rates equal to the highest rate allowable under applicable law, we would not be able to pass higher borrowing costs along to our customers and our results of operations would be negatively impacted. The interest rates on our revolving credit facility fluctuate up or down based upon the LIBOR rate, the prime rate of our administrative agent or the federal funds rate. The level of interest rates in the market in general will impact the interest rate on any debt instruments issued, if any. Additionally, we may issue debt securities or enter into credit facilities under which we pay interest at a higher rate than we have historically paid which would further reduce our margins and negatively impact our results of operations.

Deterioration in the performance of our customer receivables portfolio could significantly affect our liquidity position and profitability.    Our liquidity position and profitability are heavily dependent on our ability to collect our customer receivables. If our customer receivables portfolio were to substantially deteriorate, the liquidity available to us would most likely be reduced due to the challenges of complying with the covenants and borrowing base calculations under our revolving credit facility and our earnings may decline due to higher provisions for bad debt expense, higher servicing costs, higher net charge-off rates and lower interest and fee income.

Our ability to collect from credit customers may be materially impaired by store closings and our need to rely on a replacement servicer in the event of our liquidation.    We may be unable to collect a large portion of periodic credit payments should our stores close as many of our customers remit payments in-store. During the course of fiscal year 2012, approximately 60% of our active credit customers made a payment in one of our stores. In the event of store closings, credit customers may not pay balances in a timely fashion, or may not pay at all, since a large number of our customers have not traditionally made payments to a central location.

In addition, we service our active credit customers through our in-house servicing operation. At this time, there is not a formalized back-up servicer plan in place for the vast majority of our customer receivables.

In the event of our liquidation, a servicing arrangement would have to be implemented, which could materially impact the collection of our customer receivables.

In deciding whether to extend credit to customers, we rely on the accuracy and completeness of information furnished to us by or on behalf of our credit customers. If we and our systems are unable to detect any misrepresentations in this information, this could have a material adverse effect on our results of operations and financial condition.    In deciding whether to extend credit to customers, we rely heavily on information furnished to us by or on behalf of our credit customers and our ability to validate such information through third-party services, including employment and personal financial information. If a significant percentage of our credit customers intentionally or negligently misrepresent any of this information, and we or our systems did not detect such misrepresentations, it could have a material adverse effect on our ability to effectively manage our credit risk, which could have a material adverse effect on our results of operations and financial condition.

Our policy of re-aging certain delinquent borrowers affects our delinquency statistics and the timing and amount of our write-offs.    As of October 31, 2012, 11.4% of our credit portfolio consisted of “re-aged” customer receivables. Re-aging is offered to certain eligible past-due customers if they meet the conditions of our re-age policy. Our decision to offer a delinquent customer a re-age program is based on that borrower’s specific condition, our history with the borrower, the amount of the loan and various other factors. When we re-age a customer’s account, we move the account from a delinquent status to a current status. Management exercises a considerable amount of discretion over the re-aging process and has the ability to re-age an account multiple times during its life. During fiscal year 2012, we put a policy in place to limit the number of months an account can be re-aged over the life of the account to 12 months. Treating an otherwise uncollectible account as current affects our delinquency statistics, as well as impacting the timing and amount of charge-offs. If these accounts had been charged off sooner, our net loss rates might have been higher.

If we fail to timely contact delinquent borrowers, then the number of delinquent customer receivables eventually being charged off could increase.    We contact customers with delinquent credit account balances soon after the account becomes delinquent. During periods of increased delinquencies it is important that we are proactive in dealing with borrowers rather than simply allowing customer receivables to go to charge-off. Historically, when our servicing becomes involved at an earlier stage of delinquency with credit counseling and workout programs, there is a greater likelihood that the customer receivable will not be charged off.

During periods of increased delinquencies, it becomes extremely important that we are properly staffed and trained to assist borrowers in bringing the delinquent balance current and ultimately avoiding charge-off. If we do not properly staff and train our collections personnel, then the number of accounts in a delinquent status or charged-off could increase. In addition, managing a substantially higher volume of delinquent customer receivables typically increases our operational costs. A rise in delinquencies or charge-offs could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We rely on internal models to manage risk and to provide accounting estimates. Our results could be adversely affected if those models do not provide reliable accounting estimates or predictions of future activity.    We make significant use of business and financial models in connection with our efforts to measure and monitor our risk exposures and to manage our credit portfolio. For example, we use models as a basis for credit underwriting decisions, portfolio delinquency, charge-off and collection expectations and other market risks, based on economic factors and our experience. The information provided by these models is used in making business decisions relating to strategies, initiatives, transactions and pricing, as well as the size of our allowance for doubtful accounts, among other accounting estimates.

Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as credit demand, payment rates, default rates, delinquency rates and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model’s intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as has been the case recently.

In addition, we continually receive new economic data. Our critical accounting estimates, such as the size of our allowance for doubtful accounts, are subject to change, often significantly, due to the nature and magnitude of changes in economic conditions. However, there is generally a lag between the availability of this economic information and the preparation of our consolidated financial statements. When economic conditions change quickly and in unforeseen ways, there is a risk that the assumptions and inputs reflected in our models are not representative of current economic conditions.

Due to the factors described above and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, and elsewhere in this prospectus supplement and the accompanying prospectus, we may be required or may deem it necessary to increase our allowance for doubtful accounts in the future. Increasing our allowance for doubtful accounts would adversely affect our results of operations and our financial position.

The dramatic changes in the economy and the credit and capital markets have required frequent adjustments to our models and the application of greater management judgment in the interpretation and adjustment of the results produced by our models. This application of greater management judgment reflects the need to take into account updated information while continuing to maintain controlled processes for model updates, including model development, testing, independent validation and implementation. As a result of the time and resources, including technical and staffing resources, that are required to perform these processes effectively, it may not be possible to replace existing models quickly enough to ensure that they will always properly account for the impacts of recent information and actions.

The recent economic downturn has affected consumer purchases from us as well as their ability to repay their credit obligations to us, which could have a continued or prolonged negative effect on our net sales, gross margins and credit portfolio performance.    Many factors affect spending, including regional or world events, war, conditions in financial markets, general business conditions, interest rates, inflation, energy and gasoline prices, consumer debt levels, the availability of consumer credit, taxation, unemployment trends and other matters that influence consumer confidence and spending. Our customers’ purchases of our products decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. Recent turmoil in the national economy, including instability in financial markets and the so-called “fiscal cliff” involving a potential combination of expiring tax cuts and mandatory federal spending reductions at the end of 2012, decreases in consumer confidence and volatile oil prices have negatively impacted our markets and may present significant challenges to our operations in the future. If this occurs, our net sales and results of operations would decline.

We face significant competition from national, regional, local and internet retailers of home appliances, consumer electronics and furniture.    The retail market for consumer electronics and furniture is highly fragmented and intensely competitive and the market for home appliances is concentrated among a few major dealers. We currently compete against a diverse group of retailers, including national mass merchants such as Sears, Wal-Mart, Target, Sam’s Club and Costco, specialized national retailers such as

Best Buy and Rooms To Go, home improvement stores such as Lowe’s and Home Depot, and locally-owned regional or independent retail specialty stores that sell home appliances, consumer electronics, furniture, and mattresses similar, and often identical, to those items we sell. We also compete with retailers that market products through store catalogs and the internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better endure economic downturns. As a result, our sales may decline if we cannot offer competitive prices to our customers or we may be required to accept lower profit margins. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to promotion and sale of products and services. If two or more competitors consolidate their businesses or enter into strategic partnerships, they may be able to compete more effectively against us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

•	Expansion by our existing competitors or entry by new competitors into markets where we currently operate;

•	Entering the television market as the decreased size of flat-panel televisions allows new entrants to display and sell these products more easily;

•	Lower pricing;

•	Aggressive advertising and marketing;

•	Extension of credit to customers on terms more favorable than we offer;

•	Larger store size, which may result in greater operational efficiencies, or innovative store formats; and

•	Adoption of improved retail sales methods.

Competition from any of these sources could cause us to lose market share, sales and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

If new products are not introduced or consumers do not accept new products, our sales may decline.    Our ability to maintain and increase sales depends to a large extent on the periodic introduction and availability of new products and technologies. It is possible that new products will never achieve widespread consumer acceptance or will be supplanted by alternative products and technologies that do not offer us a similar sales opportunity or are sold at lower price points or margins.

We have expanded the floor space dedicated to our furniture and mattress product offerings. If the strategy of increasing our emphasis on furniture and mattress offerings is unsuccessful, it would have a materially adverse effect on our sales and results of operations.

If we fail to anticipate changes in consumer preferences, our sales will decline.    Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to home appliances, consumer electronics and furniture. If we fail to identify and respond to these changes, our sales of these products will decline. In addition, we often make commitments to purchase products from our vendors up to nine months in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to dispose of excess inventory.

We may experience significant price pressures over the life cycle of our products from competing technologies and our competitors and we may not be able to maintain our historical gross margin levels.    Prices for many of our products decrease over their life cycle. Such decreases often result in decreased gross profit margins for us. There is also substantial and continuing pressure from customers to reduce their total costs for products. Suppliers may also seek to reduce our margins on the sales of their products in order to increase their own profitability. The consumer electronics industry depends on new products to drive same store sales increases. Typically, these new products, such as high-definition LED and 3-D televisions, Blu-ray players and digital cameras are introduced at relatively high price points that are then gradually reduced as the product becomes mainstream. To sustain positive same store sales growth, unit sales must increase at a rate greater than the decline in product prices. The affordability of the product helps drive the unit sales growth. However, as a result of relatively short product life cycles in the consumer electronics industry, which limit the amount of time available for sales volume to increase, combined with rapid price erosion in the industry, retailers are challenged to maintain overall gross margin levels and positive same store sales. This has historically been our experience, and we continue to adjust our marketing strategies to address this challenge through the introduction of new product categories and new products within our existing categories. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated. In addition, we may not be able to maintain our historical margin levels in the future due to increased sales of lower margin products such as personal electronics products and declines in average selling prices of key products. If sales of lower margin items continue to increase and replace sales of higher margin items or our consumer electronics products average selling prices decreases due to the maturity of their life cycle, our gross margin and overall gross profit levels will be adversely affected.

A disruption in our relationships with, in the operations of, or the supply of product from any of our key suppliers could cause our sales to decline.    The success of our business and growth strategies depends to a significant degree on our relationships with our suppliers, particularly our brand name suppliers such as Dell, Electrolux, Franklin, Frigidaire, General Electric, Hewlett-Packard, Jackson-Catnapper, LG, Samsung, Sealy, Serta, Sharp, Steve Silver, Sony, Toshiba, and Vaughn-Bassett. We do not have long-term supply agreements or exclusive arrangements with the majority of our vendors. We typically order our inventory and repair parts through the issuance of individual purchase orders to vendors. We also rely on our suppliers for cooperative advertising support. We may be subject to rationing by suppliers with respect to a number of limited distribution items. In addition, we rely heavily on a relatively small number of suppliers. Our top six suppliers represented 72.0% of our purchases for fiscal year 2012, and the top two suppliers represented approximately 48.6% of our total purchases. The loss of any one or more of these key vendors or failure to establish and maintain relationships with these and other vendors, and limitations on the availability of inventory or repair parts could have a material adverse effect on our results of operations and financial condition. If one of our vendors were to go out of business, it could have a material adverse effect on our results of operations and financial condition if such vendor is unable to fund amounts due to us, including payments due for returns of product and warranty claims. Catastrophic or other unforeseen events, such as the one which impacted Japan during 2011, could adversely impact the supply and delivery of products to us and could adversely impact our results of operations.

Our ability to enter new markets successfully depends, to a significant extent, on the willingness and ability of our vendors to supply merchandise to additional warehouses or stores. If vendors are unwilling or unable to supply some or all of their products to us at acceptable prices in one or more markets, our results of operations and financial condition could be materially adversely affected.

Furthermore, we rely on credit from vendors to purchase our products. As of October 31, 2012, we had $66.2 million in accounts payable and $77.2 million in merchandise inventories. A substantial change in credit terms from vendors or vendors’ willingness to extend credit to us, including providing inventory under consignment arrangements, would reduce our ability to obtain the merchandise that we sell, which would have a material adverse effect on our sales and results of operations.

Our vendors also supply us with marketing funds and volume rebates. If our vendors fail to continue these incentives it could have a material adverse effect on our sales and results of operations.

You should not rely on our comparable store sales as an indication of our future results of operations because they fluctuate significantly.    Our historical same store sales growth figures have fluctuated significantly from quarter to quarter. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

•	Changes in competition, such as pricing pressure, and the opening of new stores by competitors in our markets;

•	General economic conditions;

•	New product introductions;

•	Consumer trends;

•	Changes in our merchandise mix;

•	Changes in the relative sales price points of our major product categories;

•	Ability to offer credit programs attractive to our customers;

•	The impact of any new stores on our existing stores, including potential decreases in existing stores’ sales as a result of opening new stores;

•	Weather conditions in our markets;

•	Timing of promotional events;

•	Timing, location and participants of major sporting events;

•	Reduction in new store openings;

•	The percentage of our stores that are mature stores;

•	The locations of our stores and the traffic drawn to those areas;

•	How often we update our stores; and

•	Our ability to execute our business strategy effectively.

Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate significantly.

We experience seasonal fluctuations in our sales and quarterly results.    We typically experience seasonal fluctuations in our net sales and operating results, with the quarter ending January 31, which includes the holiday selling season, generally accounting for a larger share of our net sales and net income. We also incur significant additional expenses during such fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending January 31, or if we experience adverse events, such as bad weather in our markets during our fourth fiscal quarter, our net sales could decline, resulting in excess inventory or increased sales discounts to sell excess inventory, which would harm our financial performance. A shortfall in expected net sales, combined with our significant additional expenses during this fiscal quarter, could cause a significant decline in our operating results and such sales may not be deferred to future periods.

Our business could be adversely affected by changes in consumer protection laws and regulations.    Federal and state consumer protection laws and regulations, such as the Fair Credit Reporting Act, and the Consumer Financial Protection Bureau limit the manner in which we may offer and extend credit. Because our customers finance through our credit segment a substantial portion of our sales, any adverse change in the regulation of consumer credit could adversely affect our total sales and gross margins. For example, new laws or regulations could limit the amount of interest or fees that may be charged on consumer credit accounts, including by reducing the maximum interest rate that can be charged in the states in which we operate, or restrict our ability to collect on account balances, which would have a material adverse effect on our cash flow and results of operations. Compliance with existing and future laws or regulations, including regulations that may be applicable to us under the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted into law in July 2010, could require us to make material expenditures, in particular personnel training costs, or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional licensing expenses, any of which could have an adverse effect on our cash flow and results of operations.

We are required to comply with laws and regulations regulating credit extensions and other dealings with customer and our failure to comply with applicable laws and regulations, or any adverse change in those laws or regulations, could have a negative impact on our business.    Our customers finance through our credit segment a substantial portion of our sales. We also sell our customers gift cards for redemption against future purchases. Providing credit and other financial products and otherwise dealing with consumers and information provided by consumers does or could subject us to the jurisdiction of various federal, state and local government authorities, including the Consumer Financial Protection Bureau, which was created by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Federal Trade Commission, the SEC, state regulators having jurisdiction over persons engaged in consumer sales, consumer credit and other financial products and consumer debt collection, and state attorneys general. Our business practices, including the terms of our marketing and advertising, our procedures and practices for credit applications and underwriting, the terms of our credit extensions and gift cards and related disclosures, our data privacy and protection practices, and our collection practices, may be subject to periodic or special reviews by these regulatory and enforcement authorities. These reviews could range from investigations of specific consumer complaints or concerns to broader inquiries into our practices generally. If as part of these reviews the regulatory authorities conclude that we are not complying with applicable law or regulations, they could request or impose a wide range of sanctions and remedies including requiring changes in advertising and collection practices, changes in our credit application and underwriting practices, changes in our data privacy or protection practices, changes in the terms of our credit or other financial products (such as decreases in interest rates or fees), the imposition of fines or penalties, or the paying of restitution or the taking of other remedial action with respect to affected customers. They also could require us to stop offering some of our credit or other financial products within one or more states, or nationwide.

Negative publicity relating to any specific inquiry or investigation, regardless of whether we have violated any applicable law or regulation or the extent of any such violation, could negatively affect our reputation and our brand as well as our stock price, which would adversely affect our ability to raise additional capital and would raise our costs of doing business. If any deficiencies or violations of law or regulations are identified by us or asserted by any regulator or other person, or if any regulatory or enforcement authority or court requires us to change any of our practices, the correction of such deficiencies or violations, or the making of such changes, could have a material adverse effect on our financial condition, results of operations or business. We face the risk that restrictions or limitations resulting from the enactment, change, or interpretation of federal or state laws and regulations, such as the Dodd-Frank Act, could negatively affect our business activities, require us to make material expenditures or effectively eliminate credit products or other financial products currently offered to customers.

In addition, whether or not we modify our practices when a regulatory or enforcement authority or court requests or requires that we do so, there is a risk that we or other industry participants may be named as defendants in individual or class action litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws and regulations. Any failure on our part to comply with legal requirements in connection with credit or other financial products, or in connection with servicing our accounts or collecting debts or otherwise dealing with consumers, could significantly impair our ability to collect the full amount of the account balances and could subject us to substantial liability for damages or penalties. The institution of any litigation of this nature, or the rendering of any judgment, against us or any other industry participant in any litigation of this nature, could adversely affect our business and financial condition.

Pending litigation relating to the sale of credit insurance and the sale of repair service agreements in the retail industry could adversely affect our business.    State attorney generals and private plaintiffs have filed lawsuits against other retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in our stores on sales financed under our credit programs and require the customer to purchase property insurance from us or provide evidence from a third-party insurance provider, at their election, in connection with sales of merchandise on installment credit; therefore, similar litigation could be brought against us. While we believe we are in full compliance with applicable laws and regulations, if we are found liable in any future lawsuit regarding credit insurance or repair service agreements, we could be required to pay substantial damages or incur substantial costs as part of an out-of-court settlement or require us to modify or suspend certain operations any of which could have a material adverse effect on our results of operations. An adverse judgment or any negative publicity associated with our repair service agreements or any potential credit insurance litigation could also affect our reputation, which could have a negative impact on our cash flow and results of operations.

Pending and potential litigation regarding alleged patent infringements could result in significant costs to us to defend what we consider to be spurious claims.    Recently the manufacturing, retail and software industries have been the targets of patent litigation claimants filing claims or demands based upon alleged patent ownership infringement through the manufacturing and selling, either in merchandise or through software and internet websites, of product or merely providing access through website portals. We, in conjunction with multiple other parties, have been the targets of such claims. While we believe that we have not violated or infringed on any alleged patent ownership rights, and intend to defend vigorously any such claims, the cost to defend, settle or pay any such claims could be substantial, and could have an adverse effect on our cash flow and results of operations.

Our corporate actions may be substantially controlled by our principal shareholders and affiliated entities.    As of November 29, 2012, Stephens Inc. and The Stephens Group, LLC, and their affiliated entities beneficially owned approximately 22.3% and 25.7%, respectively, of our common stock, and following the completion of this offering, will own approximately 16.1% and 18.0%, respectively. Their interests may conflict with the will or interests of our other equity holders. While Stephens Inc. and its affiliates held 21.6% of our common stock as of November 29, 2012 through a voting trust that will vote the shares in the same proportion as votes cast by all other stockholders, this voting trust agreement will expire in October 31, 2013, unless extended, and upon expiration Stephens Inc. and its affiliates will not be restricted on how it votes its shares. These stockholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions.

If we lose key management or are unable to attract and retain the qualified sales and credit granting and collection personnel required for our business, our operating results could suffer.    Our future success depends to a significant degree on the skills, experience and continued service of our key executives or the identification of suitable successors for them. If we lose the services of any of these individuals, or if one or more of them or other key personnel decide to join a competitor or otherwise compete directly or indirectly with us, and we are unable to identify a suitable successor, our business and operations could be harmed, and we could have difficulty in implementing our strategy. In addition, as our business grows, we will need to locate, hire and retain additional qualified sales personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Additionally, if we are unable to attract and retain qualified credit granting and collection personnel, our ability to perform quality underwriting of new credit transactions and maintain workloads for our collections personnel at a manageable level, our operation could be adversely impacted and result in higher delinquency and net charge-offs on our credit portfolio. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales and operating results could suffer.

Our costs of doing business could increase as a result of changes in federal, state or local regulations.    Changes in the federal, state or local minimum wage requirements or changes in other wage or workplace regulations could increase our cost of doing business. In addition, changes in federal, state or local regulations governing the sale of some of our products or tax regulations could increase our cost of doing business. Also, passage of the Employer Free Choice Act or similar laws in Congress could lead to higher labor costs by encouraging unionization efforts among our associates and disruption of store operations.

Because our stores are located in Texas, Louisiana, Oklahoma and New Mexico, and our distribution centers are located in Texas, we are subject to regional risks.    Our 66 stores are located exclusively in Texas, Louisiana, Oklahoma and New Mexico and our four regional distribution centers are located in Texas. This subjects us to regional risks, such as the economy, weather conditions, hurricanes and other natural or man-made disasters. If the region suffers a continued or another economic downturn or any other adverse regional event, there could be an adverse impact on our net sales and results of operations and our ability to implement our planned expansion program. Several of our competitors operate stores across the United States and thus are not as vulnerable to the risks of operating in one region. Additionally, these states in general, and the local economies where many of our stores are located in particular, are dependent, to a degree, on the oil and gas industries, which can be very volatile. Additionally, because of fears of climate change and adverse effects of drilling explosions and oil spills in the Gulf of Mexico, legislation has been considered, and governmental regulations and orders have been issued, which, combined with the local economic and employment conditions caused by both, could materially and adversely impact the oil and gas industries and the areas in which a majority of our stores are located in Texas and Louisiana. To the extent the oil and gas industries are negatively impacted by declining commodity prices, climate change or other legislation and other factors, we could be negatively impacted by reduced employment, or other negative economic factors that impact the local economies where we have our stores.

In addition, recent turmoil in the national economy, including instability in the financial markets, has impacted our local markets. A downturn in the general economy, or in the region where we have our stores, could have a negative impact on our net sales and results of operations.

Our information technology infrastructure is vulnerable to damage that could harm our business.    Our ability to operate our business from day to day, in particular our ability to manage our credit operations and inventory levels, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information, aggregate daily sales information and manage our credit portfolio, including processing of credit applications and management of collections. These systems and our operations are subject to damage or interruption from:

•	Power loss, computer systems failures and Internet, telecommunications or data network failures;

•	Operator negligence or improper operation by, or supervision of, employees;

•	Physical and electronic loss of data or security breaches, misappropriation and similar events;

•	Computer viruses;

•	Intentional acts of vandalism and similar events; and

•	Hurricanes, fires, floods and other natural disasters.

In addition, the software that we have developed to use in our daily operations may contain undetected errors that could cause our network to fail or our expenses to increase. Any failure of our systems due to any of these causes, if it is not supported by our disaster recovery plan, could cause an interruption in our operations and result in reduced net sales and results of operations. Though we have implemented contingency and disaster recovery processes in the event of one or several technology failures, any unforeseen failure, interruption or compromise of our systems or our security measures could affect our flow of business and, if prolonged, could harm our reputation. The risk of possible failures or interruptions may not be adequately addressed by us or the third parties on which we rely, and such failures or interruptions could occur. The occurrence of any failures or interruptions could have a material adverse effect on our business, financial condition, liquidity and results of operations.

If we are unable to maintain our insurance licenses in the states we operate, our results of operations would suffer.    We derive a significant portion of our revenues and operating income from the commissions we earn from the sale of various insurance products of third-party insurers to our customers. These products include credit insurance, repair service agreements and product replacement policies. We also are the direct obligor on certain extended repair service agreements we offer to our customers. If for any reason we were unable to maintain our insurance licenses in the states we operate or if there are material claims or future material litigation involving our repair service agreements or product replacement policies, our results of operations would suffer.

If we are unable to continue to offer third-party repair service agreements to our customers who purchase, or have purchased our products, we could incur additional costs or repair expenses, which would adversely affect our financial condition and results of operations.    There are a limited number of insurance carriers that provide repair service agreement programs. If insurance becomes unavailable from our current providers for any reason, we may be unable to provide repair service agreements to our customers on the same terms, if at all. Even if we are able to obtain a substitute provider, higher premiums may be required, which could have an adverse impact on our profitability if we are unable to pass along the increased cost of such coverage to our customers. Inability to maintain the repair service agreement program could cause fluctuations in our repair expenses and greater volatility of earnings and could require us to become the obligor under new contracts sold.

If we are unable to maintain group credit insurance policies from insurance carriers, which allow us to offer their credit insurance products to our customers purchasing our merchandise on credit, our revenues would be reduced and the provision for bad debts might increase.    There are a limited number of insurance carriers that provide credit insurance coverage for sale to our customers. If credit insurance becomes unavailable for any reason we may be unable to offer substitute coverage on the same terms, if at all. Even if we are able to obtain substitute coverage, it may be at higher rates or reduced coverage, which could affect the customer acceptance of these products, reduce our revenues or increase our credit losses.

Changes in premium and commission rates allowed by regulators on the credit insurance, repair service agreements or product replacement agreements we sell as allowed by the laws and regulations in the states in which we operate could affect our revenues.    We derive a significant portion of our revenues and operating income from the sale of various third-party insurance products to our customers. These products include credit insurance, repair service agreements and product replacement agreements. If the commission we retain from sales of those products declines, our operating results would suffer.

Changes in trade regulations, currency fluctuations and other factors beyond our control could affect our business.    A significant portion of our inventory is manufactured and/or assembled overseas and in Mexico. Changes in trade regulations, currency fluctuations or other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, resulting in a material adverse effect on our sales, margins or competitive position. In addition, commissions earned on our credit insurance, repair service agreement or product replacement agreement products could be adversely affected by changes in statutory premium rates, commission rates, adverse claims experience and other factors.

Our costs to protect our intellectual property rights, infringement of which could impair our name and reputation, could be significant.    We believe that our success and ability to compete depends in part on consumer identification of the name “Conn’s.” We have registered the trademarks “Conn’s,” “Conn’s HomePlus,” “YES Money,” “YE$ Money,” “SI Money” and our logos. We intend to protect vigorously our trademark against infringement or misappropriation by others. A third party, however, could attempt to misappropriate our intellectual property in the future. The enforcement of our proprietary rights through litigation could result in substantial costs to us that could have a material adverse effect on our financial condition or results of operations.

Failure to protect the security of our customer’s information or failure to comply with data privacy and protection laws could expose us to litigation, judgments for damages, increased operating costs and undermine the trust placed with us by our customers.    We capture, transmit, handle and store sensitive information, which involves certain inherent security risks. Such risks include, among other things, the interception of customer data and information by persons outside us or by our own employees. While we believe we have taken appropriate steps to protect confidential information, there can be no assurance that we can prevent the compromise of our customers’ data or other confidential information. If such a breach should occur it could have a severe negative impact on our business and results of operations. In addition, interpretation and application of privacy and customer data protection laws are in a state of flux and vary from jurisdiction to jurisdiction, and various governmental entities are considering imposing new regulations on data privacy and protection. These new regulations may be interpreted and applied inconsistently and our current policies and practices, which could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Any changes in the tax laws of the states in which we operate could affect our state tax liabilities. Additionally, beginning operations in new states could also affect our state tax liabilities.    As we experienced in fiscal year 2008 with the change in the Texas tax law, legislation could be introduced at any time that changes our state tax liabilities in a way that has an adverse impact on our results of operations. The Texas margin tax, which is based on gross profit rather than earnings, can create significant volatility in our effective tax rate. The potential to enter new states in the future could adversely affect our results of operations, dependent upon the tax laws in place in those states.

Significant volatility in oil and gasoline prices could affect our customers’ determination to drive to our stores, and cause us to raise our delivery charges.    Significant volatility in oil and gasoline prices could adversely affect our customers’ shopping decisions and patterns. We rely heavily on our distribution system and our next day delivery policy to satisfy our customers’ needs and desires, and increases in oil and gasoline prices could result in increased distribution charges. Such increases may not significantly affect our competitors.

Failure to successfully utilize and manage e-commerce could adversely affect our business and prospects.    Our website is a significant driver of our sales and we believe represents a possible source for future sales growth. In order to promote our products, allow our customers to complete credit applications in the privacy of their homes and drive traffic to our stores, we must effectively create, design, publish and distribute content. There can be no assurance that we will be able to design and publish web content with a high level of effectiveness or grow our e-commerce business in a profitable manner.

Risk Factors Relating to this Offering

The price of our common stock has fluctuated substantially over the past several years and may continue to fluctuate substantially in the future.    During fiscal year 2011, the trading price of our common stock ranged from a low of $3.12 per share to a high of $10.33 per share and from February 1, 2012 through December 6, 2012, the trading price of our common stock ranged from a low of $10.87 per share to a high of $29.23 per share. Our stock may continue to be subject to fluctuations as a result of a variety of factors, which are described in this prospectus supplement and the documents incorporated by reference herein, including those factors discussed under this “Risk Factors” section. Some of these factors are beyond our control. We may fail to meet the expectations of our stockholders or securities analysts at some time in the future, and our stock price could decline as a result.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in a loss of investor confidence in our reported results and a decline in our stock price.    The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent required, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the NASDAQ Global Select Market, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer. If there is such a delay, we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors if required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on the trading price of our shares of common stock and could adversely affect our ability to access the capital markets.

Because we have no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.    We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

There may be additional market sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.    As of November 29, 2012, there were 32,701,546 shares of common stock outstanding. Following the completion of this offering, approximately 16.1% and 18.0% of our outstanding common stock will be held by Stephens Inc. and The Stephens Group, LLC, the selling stockholders and their affiliated entities, respectively.

We expect that the selling stockholders, our directors and our executive officers (other than Reymundo de la Fuente, Jr., who announced he is leaving our company in January 2013) will enter into a lock-up agreement with Piper Jaffray & Co. and Stephens Inc., on behalf of the underwriters, which regulates their sales of our common stock for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions and automatic extensions in certain circumstances.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. The shares offered by this prospectus supplement will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

Provisions in our charter documents and Delaware law may deter takeover efforts that you feel would be beneficial to stockholder value.    Our certificate of incorporation and bylaws and Delaware law contain provisions which could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include limitations on actions by our stockholders and our board of director’s ability to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures and efforts by stockholders to change the direction or management of our company may be unsuccessful.

Future financings could adversely affect common stock ownership interest and rights in comparison with those of other security holders.    Our board of directors has the power to issue additional shares of common or preferred stock without stockholder approval. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage of ownership of our existing stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we issue additional common stock or securities convertible into common stock, such issuance will reduce the proportionate ownership and voting power of each other stockholder. In addition, such stock issuances might result in a reduction of the book value of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated into this prospectus supplement by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Such forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives. Statements containing the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” or the negative of such terms or other similar expressions are generally forward-looking in nature and not historical facts. Although we believe that the expectations, opinions, projections, and comments reflected in these forward-looking statements are reasonable, we can give no assurance that such statements will prove to be correct. A wide variety of potential risks, uncertainties, and other factors could materially affect our ability to achieve the results either expressed or implied by our forward-looking statements including, but not limited to: general economic conditions impacting our customers or potential customers; our ability to continue existing or offer new customer financing programs; changes in the delinquency status of our credit portfolio; higher than anticipated net charge-offs in the credit portfolio; the success of our planned opening of new stores and the updating of existing stores; technological and market developments and sales trends for our major product offerings; our ability to fund our operations, capital expenditures, debt repayment and expansion from cash flows from operations, borrowings from our revolving credit facility, and proceeds from accessing debt or equity markets; and the other risks detailed from time-to-time in our SEC reports, including but not limited to, our Annual Report on Form 10-K for our fiscal year ended January 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or the applicable incorporated document. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement, the accompanying prospectus or the applicable incorporated document or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by any selling stockholder.

We expect that the net proceeds of this offering to us will be approximately $35.2 million, after deducting underwriting discounts, commissions and our estimated offering expenses.

We currently intend to use the net proceeds from the sale of the securities under this prospectus supplement by us for the repayment of debt under our asset-based loan facility and paying the fees and expenses we will incur in connection with this offering. Our asset-based loan facility had an interest rate of 3.4% as of October 31, 2012 and matures in September 2016. Pending the application of the net proceeds, we may invest net proceeds in marketable securities and/or short-term investment grade and U.S. government securities.

DIVIDEND POLICY

No cash dividends were paid in fiscal 2010, fiscal 2011 or fiscal 2012. We do not anticipate paying dividends in the foreseeable future. Any future payment of dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, cash requirements, business strategy and other factors deemed relevant by the board of directors, including the terms of our indebtedness. Provisions in our amended and restated asset-based loan facility restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our total capitalization consolidated cash and cash equivalents as of October 31, 2012:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the following:

•	the sale of 1,408,379 shares of our common stock in this offering by us at the public offering price after deducting the underwriting discount and estimated offering expenses; and

•	the use of $35.2 million of the estimated net proceeds of this offering to repay a portion of the outstanding amounts under the asset-based revolving credit facility.

	October 31, 2012
	Actual	Pro Forma As Adjusted
	(in thousands)
	(unaudited)
Cash and cash equivalents	$4,269	$4,269

Debt, including current portion:
Asset-based revolving credit facility	$272,168	$237,003
Asset-backed notes, net of discount of $481	50,928	50,928
Real estate loan	7,506	7,506
Other long-term debt	383	383

Total long-term debt (including current portion)	330,985	295,820
Stockholders’ equity:
Preferred stock, $0.01 par value, 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized, 32,693,907 shares issued, actual; 50,000,000 shares authorized, 34,102,286 shares issued, pro forma as adjusted	327	341
Additional paid-in capital	144,262	179,413
Accumulated other comprehensive loss	(262)	(262)
Retained earnings	252,284	252,284

Total stockholders’ equity	396,611	431,776

Total capitalization	$727,596	$727,596

The information above is based on 32,693,907 shares of common stock outstanding on October 31, 2012. This information (a) does not include 2,660,266 shares of common stock issuable upon the exercise of outstanding options to purchase our common stock at a weighted average exercise price of $11.37 per share, (b) does not include 688,461 shares of common stock reserved for future grants under our 2011 Omnibus Incentive Compensation Plan, (c) does not include 405,347 shares of common stock reserved for future issuance under our Amended and Restated 2003 Incentive Stock Option Plan, (d) does not include 50,000 shares of our common stock reserved for issuance under our 2003 Non-Employee Director Stock Option Plan, (e) does not include 1,088,710 shares of our common stock reserved for issuance under our Employee Stock Purchase Plan, (f) does not include 221,988 shares of our common stock reserved for issuance under our 2011 Non-Employee Director Restricted Plan, and (g) assumes no exercise by the underwriters of their option to purchase up to an additional 825,000 shares from us to cover over-allotments, if any.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth selected historical financial information as of and for the periods indicated. We have provided the following selected historical financial information for your reference. We have derived the selected statement of operations and balance sheet data as of January 31, 2010, 2011 and 2012 and for each of the years then-ended from our audited consolidated financial statements. Balance sheet data and statement of operations data as of and for the nine-month periods ended October 31, 2011 and 2012 have been derived from our unaudited consolidated financial statements. Our operating results for interim periods are not necessarily indicative of the results that may be expected for a full-year period.

	Year Ended January 31,			Nine Months Ended October 31,
	2010	2011	2012	2011	2012
				(unaudited)
	(dollars and shares in thousands, except per share amounts)
Statement Operations Data:
Revenues:
Product sales	$666,381	$608,443	$596,360	$422,914	$459,804
Repair service agreement commissions(1)	40,673	37,795	42,078	29,449	35,930
Service revenues(2)	22,115	16,487	15,246	11,650	10,181

Total net sales	729,169	662,725	653,684	464,013	505,915
Finance charges and other(3)	157,920	146,050	138,618	101,618	108,773

Total revenues	887,089	808,775	792,302	565,631	614,688
Costs and expenses:
Cost of goods sold, including warehousing and occupancy costs	529,227	474,696	455,493	324,774	325,041
Cost of parts sold, including warehousing and occupancy costs	10,401	7,779	6,527	4,973	4,513
Selling, general and administrative expense	258,579	239,806	237,911	175,420	180,247
Provision for bad debts	48,779	51,404	53,555	43,115	34,838
Charges and credits(4)	9,617	2,321	9,115	4,033	1,150

Total costs and expenses	856,603	776,006	762,601	552,315	545,789

Operating income	30,486	32,769	29,701	13,316	68,899
Interest expense, net	21,986	28,081	22,457	18,479	13,159
Loss from early extinguishment of debt(5)	—	—	11,056	11,056	818
Cost related to financing facilities terminated and transactions not completed(6)	—	4,283	—	—	—
Other (income) expense	(123)	339	70	81	(105)

Income (loss) before income taxes	8,623	66	(3,882)	(16,300)	55,027
Provision (benefit) for income taxes	4,319	1,138	(159)	(4,876)	20,080

Net income (loss)	$4,304	$(1,072)	$(3,723)	$(11,424)	$34,947

	Year Ended January 31,			Nine Months Ended October 31,
	2010	2011	2012	2011	2012
				(unaudited)
	(dollars and shares in thousands, except per share amounts)
Earnings (loss) per common share:
Basic	$0.17	$(0.04)	$(0.12)	$(0.36)	$1.08
Diluted	$0.17	$(0.04)	$(0.12)	$(0.36)	$1.05
Average common shares outstanding:
Basic	24,910	26,091	31,860	31,819	32,387
Diluted	25,081	26,091	31,860	31,819	33,207
Operating Data:
Stores open at end of period	76	76	65	71	66
Same stores sales growth(7)	(13.8%)	(9.6%)	2.8%	(0.7%)	17.2%
Retail gross margin(8)	25.2%	26.5%	28.7%	28.2%	34.4%
Gross margin percentage(9)	39.2%	40.3%	41.7%	41.7%	46.4%
Operating margin(10)	3.4%	4.1%	3.7%	2.4%	11.2%
Return on average equity(11)	1.3%	(0.3)%	(1.1)%	(3.3)%	9.3%
Capital expenditures	$10,255	$3,028	$4,386	$2,313	$21,331
Rent expense(12)	$23,703	$23,334	$22,132	$16,528	$15,996
Percent of retail sales financed, including down payment	62.5%	61.2%	60.4%	57.9%	69.5%
Net charge-offs as a percent of average outstanding balance(13)	5.0%	7.3%	7.5%	7.4%	8.2%
Weighted average monthly payment rate(14)	5.2%	5.4%	5.6%	5.8%	5.5%

	January 31,			October 31, 2012
	2010	2011	2012	Actual	Pro Forma As Adjusted(15)
				(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Working capital	$329,325	$389,022	$357,884	$327,843	$327,843
Inventory	63,499	82,354	62,540	77,150	77,150
Total customer accounts receivable	736,041	675,766	643,301	633,040	633,040
Total assets	889,509	842,060	783,298	852,864	852,864
Total debt, including current maturities	452,304	373,736	321,704	330,985	295,820
Total stockholders’ equity	328,366	352,897	353,371	396,611	431,776

(1)	Includes commissions from sales of third-party repair service agreements and replacement product programs, and income from company-obligor repair service agreements.
(2)	Includes revenues derived from parts sales and labor sales on products serviced for customers, both covered under manufacturer’s warranty and outside manufacturer’s warranty coverage.
(3)	Includes primarily interest income and fees earned on credit accounts and commissions earned from the sale of third-party credit insurance products.

(4)	Includes the costs related to the following charges and credits:

	Year Ended January 31,			Nine Months ended October 31,
	2010	2011	2012	2011	2012
	(dollars in thousands)
Goodwill impairment	$9,617	$—	$—	$—	$—
Impairment of long-lived assets	—	2,321	2,019	688	—
Costs related to store closings	—	—	7,096	3,345	163
Costs related to relocation	—	—	—	—	987

	$9,617	$2,321	$9,115	$4,033	$1,150

(5)

Includes the write-off of certain unamortized financing fees associated with: the terminated securitization program in fiscal year 2011 and the extension and expansion of our revolving credit facility in fiscal year 2013.

(6)	Includes costs incurred related to financing alternatives considered, but not completed in fiscal year 2011.
(7)

Same store sales is calculated by comparing the reported sales for all stores that were open during the entirety of a period and the entirety of the same period during the prior fiscal year. Sales from closed stores, if any, are removed from each period. Sales from relocated stores have been included in each period because each such store was relocated within the same general geographic market. Sales from expanded stores have been included in each period.

(8)

Retail gross margin percentage is defined as the sum of product sales and repair service agreement commissions less cost of goods sold, divided by the sum of product sales and repair service agreement commissions.

(9)	Gross margin percentage is defined as total revenues less cost of goods and parts sold, including warehousing and occupancy cost, divided by total revenues.
(10)	Operating margin is defined as operating income divided by total revenues.
(11)	Return on average equity is calculated as current period net income divided by the average of the beginning and ending equity.
(12)	Rent expense includes rent expense incurred on our properties, equipment and vehicles, and is net of any rental income received.
(13)	Represents net charge-offs for the applicable period divided by the average balance of the credit portfolio for the period presented.
(14)	Represents the weighted average of monthly gross cash collections received on the credit portfolio as a percentage of the average monthly beginning portfolio balance for each period.
(15)	Adjusted to reflect the application of the estimated net proceeds to our company from the offering (assuming no exercise of the underwriters’ over-allotment option).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Company

Conn’s is a leading specialty retailer that offers a broad selection of high-quality, branded durable consumer goods and related services in addition to a proprietary credit solution for its core credit constrained consumers. We operate a highly integrated and scalable business through our 66 retail stores and website. Our complementary product offerings include home appliances, furniture and mattresses, consumer electronics and home office products from leading global brands across a wide range of price points. Our credit offering provides financing solutions to a large, underserved population of credit constrained consumers who typically are unbanked and have credit scores between 550 and 650. We provide customers the opportunity to comparison shop across brands with confidence in our low prices as well as affordable monthly payment options, next day delivery and installation, and product repair service. We believe our large, attractively merchandised stores and credit solutions offer a distinctive shopping experience compared to other retailers that target our core customer demographic.

As of December 3, 2012, we operated 66 retail stores located in four states: Texas (57), Louisiana (6), Oklahoma (2) and New Mexico (1). Our stores range in size from 18,000 to 50,000 square feet and are predominately located in areas densely populated by our core customer and are typically anchor stores in strip malls. We utilize a “good-better-best” merchandising strategy that offers approximately 2,100 branded products from approximately 200 manufacturers and distributors in a wide range of price points. Our commissioned sales, consumer credit and service personnel are well-trained and knowledgeable to assist our customers with product selection and the credit application process. We also provide additional services including next day delivery and installation capabilities, and product repair or replacement services for most items sold in our stores.

We provide multiple financing options to address various customer needs including a proprietary in-house credit program, a third-party financing program and a third-party rent-to-own payment program. The majority of our credit customers use our in-house credit program and typically have a credit score of between 550 and 650, with the average score of new applicants for the nine months ended October 31, 2012 of 615. For customers who do not qualify for our in-house program, we offer rent-to-own payment plans through RAC Acceptance. For customers with high credit scores, we have partnered with GE Capital to offer long-term, no interest and revolving credit plans. RAC Acceptance and GE Capital manage their respective underwriting decisions, management and collection of their credit programs. For the nine-months ended October 31, 2012, we financed approximately 70% of our retail sales, including down payments, under our in-house financing program.

We believe our extensive brand and product selection, competitive pricing, financing alternatives and supporting services combined with our customer service-focused store associates make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional, local and internet retailers.

Our business is moderately seasonal, with a greater share of our revenues, operating and net income historically realized during the quarter ending January 31, due primarily to the holiday selling season.

Operational Changes and Operating Environment

We have implemented, continued to focus on, or modified operating initiatives that we believe should positively impact future results, including:

•

Opening expanded Conn’s HomePlus stores in new markets. We opened one new store in Waco, Texas in June, another new store in Albuquerque, New Mexico in November and plan to open three additional stores in the fourth quarter of fiscal year 2013, two of which will be in new markets;

•	Remodeling existing stores utilizing the new Conn’s HomePlus format to increase retail square footage and improve our customers shopping experience;

•	Expanding and enhancing our product offering of higher-margin furniture and mattresses;

•	Focusing on higher-price, higher-margin products to improve operating performance;

•

Reviewing our existing store locations to ensure the customer demographics and retail sales opportunity are sufficient to achieve our store performance expectations, and selectively closing or relocating stores to achieve those goals. In this regard, we closed 11 retail locations in fiscal year 2012 that did not perform at the level we expect for mature store locations and closed one additional store in May 2012;

•

Augmenting our credit offerings through the use of third-party consumer credit providers to provide flexible financing options to meet the varying needs of our customers, while focusing the use of our credit program to offer credit to customers where third-party programs are not available; and

•

Limiting the number of months an account can be re-aged and reducing the period of time a delinquent account can remain outstanding before it is charged off. Additionally, we have shortened contract terms for higher-risk products and smaller-balances originated. We have increased credit lines to higher credit scored customers to allow them to purchase additional products given our furniture and mattress offerings expansion. In total, these changes are expected to continue to improve the performance of our portfolio and increase the cost-effectiveness of our collections operation.

While we have benefited from our operations being concentrated in the Texas, Louisiana and Oklahoma region in the past, continued weakness in the national and state economies, including instability in the financial markets and the volatility of oil and natural gas prices, have and will present significant challenges to our operations in the coming quarters.

Customer Receivable Portfolio Data

The following tables present, for comparison purposes, information about our credit portfolios (dollars in thousands, except average outstanding customer balance).

	As of October 31,
	2011	2012
Total outstanding balance	$605,650	$683,744
Weighted average credit score of outstanding balances	602	603
Percent of total outstanding balances represented by balances over 36 months old(1)	2.8%	1.1%
Percent of total outstanding balances represented by balances over 48 months old(1)	0.6%	0.3%
Average outstanding customer balance	$1,281	$1,479
Number of active accounts	472,791	462,200
Account balances 60+ days past due(2)	$47,653	$47,691
Percent of balances 60+ days past due to total outstanding balance	7.9%	7.0%
Total account balances reaged(2)	$97,149	$77,837
Percent of re-aged balances to total outstanding balance	16.0%	11.4%
Account balances re-aged more than six months	$44,926	$20,225
Percent of total bad debt allowance to total outstanding customer receivable balance	8.5%	6.5%
Percent of total outstanding balance represented by promotional receivables	11.2%	23.5%

	Nine Months Ended October 31,
	2011	2012
Total applications processed	515,326	565,036
Weighted average origination credit score of sales financed	623	615
Total applications approved	57.3%	56.6%
Average down payment	6.1%	3.4%
Average total outstanding balance	$623,514	$652,868
Bad debt charge-offs (net of recoveries)(3)	$34,435	$40,024
Percent of bad debt charge-offs (net of recoveries) to average outstanding balance, annualized(3)	7.4%	8.2%
Payment rate	5.8%	5.5%
Percent of retail sales paid for by:
Third party financing	11.4%	14.3%
In-house financing, including down payment received	57.9%	69.5%
Third party rent-to-own options	3.9%	3.5%

Total	73.2%	87.3%

(1)	Includes installment accounts only. Balances included in over 48 months old totals are also included in balances over 36 months old totals.
(2)	Accounts that become delinquent after being re-aged are included in both the delinquency and re-aged amounts.
(3)	On July 31, 2011, we revised our charge-off policy to require an account that is delinquent more than 209 days at month end to be charged-off.

Historical Static Loss Table

The following static loss analysis calculates the cumulative percentage of balances charged off, based on the year the credit account was originated and the period the balance was charged off. The percentage computed below is calculated by dividing the cumulative net amount charged off since origination by the total balance of accounts originated during the applicable fiscal year. The net charge-off was determined by estimating, on a pro rata basis, the amount of the recoveries received during a period that was allocable to the applicable origination period.

	Cumulative loss rate as a % of balance originated(a)
Fiscal Year of Origination	Fiscal years from origination
	0	1	2	3	4	5	6	Terminal(b)
2005	0.3%	1.7%	3.4%	4.3%	4.7%	4.9%	5.0%	5.0%
2006	0.3%	1.9%	3.6%	4.8%	5.4%	5.7%	5.7%	5.7%
2007	0.2%	1.7%	3.5%	4.6%	5.4%	5.6%	5.6%
2008	0.2%	1.8%	3.6%	5.0%	5.7%	5.8%
2009	0.2%	2.0%	4.6%	6.0%	6.6%
2010	0.2%	2.4%	4.5%	5.8%
2011	0.4%	2.6%	4.8%
2012	0.2%	2.3%

(a)

The most recent percentages in years from origination 1 through 6 include loss data through October 31, 2012, and are not comparable to prior fiscal year accumulated net charge-off percentages in the same column.

(b)	The terminal loss percentage presented represents the point at which that pool of loans has reached its maximum loss rate.

Results of Operations for the Nine Months Ended October 31, 2012

The presentation of our results of operations may not be comparable to some other retailers since we include the cost of our in-home delivery and installation service as part of selling, general and administrative expense. Similarly, we include the cost related to operating our purchasing function in selling, general and administrative expense. It is our understanding that other retailers may include such costs as part of their cost of goods sold.

Consolidated

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Revenues
Product sales	$422,914	$459,804	$36,890
Repair service agreement commissions, net	29,449	35,930	6,481
Service revenues	11,650	10,181	(1,469)

Total net sales	464,013	505,915	41,902

Finance charges and other	101,618	108,773	7,155

Total revenues	565,631	614,688	49,057
Cost and expenses
Cost of goods sold, including warehousing and occupancy costs	324,774	325,041	267
Cost of service parts sold, including warehousing and occupancy cost	4,973	4,513	(460)
Selling, general and administrative expense(1)	175,420	180,247	4,827
Provision for bad debts(2)	43,115	34,838	(8,277)
Charges and credits	4,033	1,150	(2,883)

Total cost and expenses	552,315	545,789	(6,526)

Operating income	13,316	68,899	55,583
Interest expense, net	18,479	13,159	(5,320)
Loss on extinguishment of debt	11,056	818	(10,238)
Other (income) expense, net	81	(105)	(186)

Income (loss) before income taxes	(16,300)	55,027	71,327

Provision (benefit) for income taxes	(4,876)	20,080	24,956

Net income (loss)	$(11,424)	$34,947	$46,371

Retail Segment

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Revenues
Product sales	$422,914	$459,804	$36,890
Repair service agreement commissions, net	29,449	35,930	6,481
Service revenues	11,650	10,181	(1,469)

Total net sales	464,013	505,915	41,902

Finance charges and other	678	857	179

Total revenues	464,691	506,772	42,081
Cost and expenses
Cost of goods sold, including warehousing and occupancy costs	324,774	325,041	267
Cost of service parts sold, including warehousing and occupancy cost	4,973	4,513	(460)
Selling, general and administrative expense(1)	132,009	139,832	7,823
Provision for bad debts	469	630	161
Charges and credits	4,033	1,150	(2,883)

Total cost and expenses	466,258	471,166	4,908
Operating income (loss)	(1,567)	35,606	37,173
Other (income) expense, net	81	(105)	(186)

Income (loss) before income taxes	$(1,648)	$35,711	$37,359

Credit Segment

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Revenues
Finance charges and other	$100,940	$107,916	$6,976
Cost and expenses
Selling, general and administrative expense(1)	43,411	40,415	(2,996)
Provision for bad debts(2)	42,646	34,208	(8,438)

Total cost and expenses	86,057	74,623	(11,434)

Operating income (loss)	14,883	33,293	18,410
Interest expense	18,479	13,159	(5,320)
Loss on extinguishment of debt	11,056	818	(10,238)

Income (loss) before income taxes	$(14,652)	$19,316	$33,968

(1)

Selling, general and administrative expenses include the direct expenses of the retail and credit operations, allocated overhead expenses and a charge to the credit segment to reimburse the retail segment for expenses it incurs related to occupancy, personnel, advertising and other direct costs of the retail segment which benefit the credit operations by sourcing credit customers and collecting payments. The reimbursement received by the retail segment from the credit segment is estimated using an annual rate of 2.5% times the average portfolio balance for each applicable period. The amount of overhead allocated to each segment was approximately $6.5 million and $6.0 million for the nine months ended October 31, 2012 and 2011, respectively. The amount of reimbursement made to the retail segment by the credit segment was approximately $12.2 million and $11.7 million for the nine months ended October 31, 2012 and 2011, respectively.

(2)

Credit segment provision for bad debts for the nine months ended October 31, 2011 includes a pre-tax charge of $13.1 million due to the implementation of required accounting guidance related to Troubled Debt Restructuring

Segment Overview.    The following provides an overview of our retail and credit segment operations for the nine months ended October 31, 2012. A detailed explanation of the changes in our operations for the comparative periods is included below.

Retail Segment

•

Revenues were $506.8 million for the nine months ended October 31, 2012, an increase of $42.1 million, or 9.1%, from the prior-year period. The increase in revenues during the period was primarily driven by higher demand for furniture and mattresses, tablets and lawn equipment. On a same store basis, revenues for the nine months ended October 31, 2012 rose 17.2% over the prior-year period. Reported revenues for the nine months ended October 31, 2012 also reflects the benefit of the completion of 15 store remodels over the past 12 months and the opening of a Conn’s HomePlus store in Waco, Texas in June of 2012. This growth in sales was partially offset by store closures.

•

Retail gross margin was 34.4% for the nine months ended October 31, 2012, an increase of 620 basis points over the 28.2% reported in the comparable period last year. The prior-year period included an inventory reserve adjustment, which increased cost of goods sold by $4.7 million and decreased reported retail gross margin by 100 basis points. Excluding this adjustment, retail gross margin rose 520 basis points year-over-year driven by margin expansion within each of the major product categories. Additionally, results were favorably influenced by sales mix, with the 36.6% increase in higher-margin furniture and mattress sales outpacing the overall growth realized in the other product categories. The broad margin improvement across all categories was driven by the continued focus on higher price-point, higher margin products and sourcing opportunities.

•

Selling, general and administrative (“SG&A”) expense was $139.8 million for the nine months ended October 31, 2012, an increase of $7.8 million, or 5.9%, over the nine months ended October 31, 2011. The SG&A expense increase was primarily due to higher sales-driven compensation costs and advertising expenses, partially offset by a reduction in depreciation and facility-related expenses. As a percent of segment revenues, SG&A expense declined 80 basis points to 27.6% in the nine months ended October 31, 2012 from 28.4% in the prior-year period.

Credit Segment

•

Revenues were $107.9 million for the nine months ended October 31, 2012, an increase of $7.0 million, or 6.9%, from the prior-year period. The increase reflects the impact of year-over-year growth of 4.7% in the average balance of the portfolio and increased insurance commissions driven by higher retail sales and increased penetration on the sale of insurance.

•

SG&A expense for the credit segment for the nine months ended October 31, 2012 was $40.4 million, or 37.5% of revenues, versus $43.4 million, or 43.0% of revenues, in the comparable prior-year period. On a dollar basis, SG&A decreased by $3.0 million in the nine months ended October 31, 2012 due to reduced compensation and related expenses.

•

Provision for bad debts was $34.2 million for the nine months ended October 31, 2012, a decrease of $8.4 million from the prior-year period. The year-over-year decrease is attributable to the $13.1 million impact in the prior year of required adoption of accounting guidance related to Troubled Debt Restructuring and our implementation of stricter re-aging and charge-off policies in the second and third quarters of fiscal year 2012.

•

Net interest expense for the nine months ended October 31, 2012 was $13.2 million, a decrease of $5.3 million from the prior-year period, which was attributable to the decline in the overall effective interest rate.

Nine Months ended October 31, 2012 compared to Nine Months ended October 31, 2011

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Total net sales	$464,013	$505,915	$41,902
Finance charges and other	101,618	108,773	7,155

Total Revenues	$565,631	$614,688	$49,057

The following table provides an analysis of net sales by product category in each period, including repair service agreement commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales.

	Nine Months Ended October 31,				Change	% Change	Same store % change
(in thousands, except for percentages)	2011	% of Total	2012	% of Total
Home appliance	$143,604	30.9%	$148,716	29.4%	$5,112	3.6%	9.9%
Furniture and mattress	67,898	14.6	92,735	18.3	24,837	36.6	44.2
Consumer electronic	155,612	33.5	146,119	28.9	(9,493)	(6.1)	0.3
Home office	35,078	7.6	42,755	8.5	7,677	21.9	29.5
Other	20,722	4.5	29,479	5.8	8,757	42.3	68.5

Product sales	422,914	91.1	459,804	90.9	36,890	8.7	15.8
Repair service agreement commissions	29,449	6.4	35,930	7.1	6,481	22.0	31.6
Service revenues	11,650	2.5	10,181	2.0	(1,469)	(12.6)

Total net sales	$464,013	100.0%	$505,915	100.0%	$41,902	9.0%	17.2%

The following provides a summary of items impacting our product categories during the nine months ended October 31, 2012, compared to the same period in the prior fiscal year:

•

Home appliance sales increased during the period on a 25.9% increase in the average selling price, partially offset by a 17.5% decrease in unit sales. Approximately one-third of the unit sales decline was attributable to previous store closures. On a same store basis, laundry sales were up 16.8%, refrigeration sales were up 8.7% and cooking sales were up 24.8%. Milder temperatures drove a 23.1% decrease in room air conditioner sales;

•

The growth in furniture and mattress sales was driven by enhanced displays, product selection and increased promotional activity. The reported increase was moderated by the impact of store closures. Furniture same store sales growth was driven by a 22.1% increase in the average sales price and an 18.7% increase in unit sales. Mattress same store sales also increased reflecting a favorable shift in product mix with our decision to discontinue offering low price-point products. The average mattress selling price was up 61.3%, while unit volume declined 11.9% on a same store basis;

•

Consumer electronic sales decreased due primarily to previous store closures. On a same store basis, sales increased 0.3% with growth in television, home theater and audio sales offset by a reduction in gaming hardware and accessory item sales. With our decision not to compete for low-priced, low-margin television sales during the current year, the same store average selling price for televisions increased 27.0%, while unit sales declined 20.6%; and

•

Home office sales grew primarily as a result of the expansion of tablet sales and a 26.3% increase in the average selling price of computers, partially offset by the impact of store closures, a decline in computer unit volume and lower sales of accessory items.

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Interest income and fees	$87,514	$90,915	$3,401
Insurance commissions	13,426	17,001	3,575
Other income	678	857	179

Finance charges and other	$101,618	$108,773	$7,155

Interest income and fees and insurance commissions are included in the finance charges and other for the credit segment, while other income is included in finance charges and other for the retail segment.

The increase in interest income and fees of the credit segment was driven primarily by growth in the average portfolio balance and the effect of a $1.0 million increase in reserves for uncollectible interest for the three months ended October 31, 2011 resulting from the prior-year adoption of TDR accounting guidance. The increase in insurance commissions was primarily related to the increase in retail sales.

The following table provides key portfolio performance information for the nine months ended October 31, 2012 and 2011:

	Nine Months Ended October 31,
(in thousands, except percentages)	2011	2012
Interest income and fees(a)	$87,514	$90,915
Net charge-offs	(34,435)	(40,024)
Borrowing costs(b)	(18,479)	(13,159)

Net portfolio yield	$34,600	$37,732

Average portfolio balance	$623,514	$652,868
Interest income and fee yield % (annualized)	18.7%	18.6%
Net charge-off % (annualized)	7.4%	8.2%

(a)	Included in finance charges and other.
(b)	Included in interest expense.

	Nine Months Ended October 31,
(in thousands, except percentages)	2011	2012	Change
Cost of goods sold	$324,774	$325,041	$267
Product gross margin percentage	23.2%	29.3%

Product gross margin increased 610 basis points as a percent of product sales from the nine months ended October 31, 2011 primarily due a favorable shift in our relative product mix. The year-over-year comparison was also influenced by an increase in the inventory valuation reserve of $4.7 million during the quarter ended October 31, 2011.

	Nine Months Ended October 31,
(in thousands, except percentages)	2011	2012	Change
Cost of service parts sold	$4,973	$4,513	$(460)
As a percent of service revenues	42.7%	44.3%

Cost of service parts sold decreased primarily due to a $1.5 million decline in service revenues.

	Nine Months Ended October 31,
(in thousands, except percentages)	2011	2012	Change
Selling, general and administrative expense – Retail	$132,009	$139,832	$7,823
Selling, general and administrative expense – Credit	43,411	40,415	(2,996)

Selling, general and administrative expense – Consolidated	$175,420	$180,247	$4,827

As a percent of total revenues	31.0%	29.3%

For the nine months ended October 31, 2012, the SG&A increase was driven by the higher retail sales. These increases were partially offset by reductions in depreciation and occupancy expense, credit personnel costs and reduced credit card fees. The improvement in SG&A expense as a percentage of total revenues was largely attributable to the leveraging effect of higher total revenues.

The SG&A expense in the retail segment increased primarily due to an increase in sales-driven compensation expense and increased advertising, partially offset by reduction in costs related to the reduced store count. SG&A expense as a percent of segment revenues declined 80 basis points to 27.6% attributable to the leveraging effect of higher total revenues.

The SG&A expense in the credit segment declined primarily due to reduced compensation and related expenses. SG&A expense as a percent of segment revenues was 37.5% of revenue in the current year period compared to 43.0% in the comparable prior-year period.

	Nine Months Ended October 31,
(in thousands, except percentages)	2011	2012	Change
Provision for bad debts	$43,115	$34,838	$(8,277)
As a percent of average portfolio balance (annualized)	9.2%	7.1%

The provision for bad debts is primarily related to the operations of our credit segment, with approximately $0.6 million and $0.5 million for the periods ended October 31, 2012 and 2011, respectively, included in the results of operations for the retail segment.

The year-over-year comparison is influenced by the impact of a pre-tax charge to provision for bad debts of $13.1 million, net of previously provided reserves, in connection with the required adoption of new accounting guidance related to Troubled Debt Restructuring. Excluding this charge, the provision increased by $4.8 million driven by growth in the overall portfolio balance.

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Costs related to relocation	$—	$987	$987
Costs related to store closings	3,345	163	(3,182)
Impairment of property and equipment	688	—	(688)

Charges and credits	$4,033	$1,150	$(2,883)

We relocated certain of our corporate operations from Beaumont to The Woodlands, Texas in the third quarter of fiscal year 2013. We incurred $1.0 million in pre-tax costs in connection with the relocation during the nine-month period ended October 31, 2012.

We have closed a number of underperforming retail locations. In connection with these closures, we provided reserves for future lease obligation and adjust such obligations as more information becomes available. During the nine months ended October 31, 2012 and 2011, we incurred charges of $0.2 million and $3.3 million, respectively. Additionally, we recorded a pre-tax impairment charge of $0.7 million related to certain assets associated with non-performing stores during the nine months ended October 31, 2011.

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Interest expense	$18,479	$13,159	$(5,320)

Interest expense for the nine months ended October 31, 2012 decreased by $5.3 million from the prior-year period primarily due to the refinancing of higher interest borrowings in the prior period. The entirety of our interest expense is included in the results of operations of the credit segment.

	Nine Months Ended October 31,
(in thousands)	2011	2012	Change
Loss on extinguishment of debt	$11,056	$818	$10,238

We amended and restated our asset-based loan facility with a syndicate of banks on September 26, 2012. In connection with the transaction, we expensed $0.8 million in previously deferred transaction costs associated with lenders which are no longer in the current syndicate of banks. This amount is included in the results of operations of the credit segment.

On July 28, 2011, we extinguished an existing term loan with proceeds from a new real estate loan and borrowings under our expanded revolving credit facility. We recorded a charge of $11.1 million during the period including the prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and term loan deferred financing costs of $0.9 million. This amount is included in the results of operations of the credit segment.

	Nine Months Ended October 31,
(in thousands, except percentages)	2011	2012	Change
Provision for income taxes	$(4,876)	$20,080	$24,956
As a percent of income before income taxes	29.9%	36.7%

The provision for income taxes increased due to the year-over-year improvement in profitability. The improvement in profitability also drove the change in the effective tax rate in the current period due to the impact of the Texas margin tax, which is based on gross margin and is not affected by changes in income before income taxes.

Operational changes and outlook

We have implemented, continued to focus on or modified operating initiatives that we believe will positively impact future results, including:

•

Reviewing our existing store locations to ensure the customer demographics and retail sales opportunity are sufficient to achieve our store performance expectations, and selectively closing or relocating stores to achieve those goals;

•	Evaluating store opening plans for future years. We have begun the planning and preparation to open new locations during fiscal year 2013, most of which are expected to be in new markets;

•

Augmenting our credit offerings through the use of third-party consumer credit providers to provide flexible financing options to meet the varying needs of our customers, while focusing the use of our credit program to offer credit to customers where third-party programs are not available;

•

Limiting the number of months an account can be re-aged and reducing the period of time a delinquent account can remain outstanding before it is charged off. Additionally, we are utilizing shorter contract terms for higher-risk products and smaller-balances originated to continue to increase the payment rate and improve credit quality. We have increased credit lines to higher credit scored customers to allow them to purchase additional products given our furniture and mattress offerings expansion. In total, these changes are expected to continue to improve the performance of our portfolio and increase the cost-effectiveness of our collections operation; and

•

We have closed 11 of the 12 underperforming retail locations that did not perform at the level we expect for mature store locations. After the remaining store is closed, we will have a total of 64 retail stores. One of the 12 stores was located in Oklahoma, with 11 of the stores located in Texas, with two located in the Austin market, five in the Dallas market, two in the Houston market and two in the San Antonio market. Five of the stores closed were closed during the fourth quarter of the 2012 fiscal year.

While we have benefited from our operations being concentrated in the Texas, Louisiana and Oklahoma region in the past, recent weakness in the national and state economies, including instability in the financial markets and the volatility of oil and natural gas prices, have and will present significant challenges to our operations in the coming quarters. Our customers continue to be pressured by higher gas and food prices and high levels of unemployment and, as a result, we have seen national average selling prices for televisions decline.

Results of Operations for the Year Ended January 31, 2012

The following table sets forth certain statement of operations information as a percentage of total revenues for the periods indicated.

	Year ended January 31,
	2010	2011	2012
Revenues:
Product sales	75.1%	75.2%	75.3%
Service maintenance agreement commissions	4.6	4.7	5.3
Service revenues	2.5	2.0	1.9

Total net sales	82.2	81.9	82.5

Finance charges and other	17.8	18.1	17.5

Total revenues	100.0	100.0	100.0

Cost and expenses:
Cost of goods sold, including warehousing and occupancy costs	59.7	58.7	57.4
Cost of parts sold, including warehousing and occupancy costs	1.2	1.0	0.8
Selling, general and administrative expense	29.1	29.7	30.0
Costs related to store closings	0.0	0.0	0.9
Impairment of long-lived assets	0.0	0.3	0.3
Goodwill impairment	1.1	0.0	0.0
Provision for bad debts	5.5	6.3	6.8

Total costs and expenses	96.6	96.0	96.2

Operating income	3.4	4.0	3.8
Interest expense	2.4	3.5	2.9
Loss from early extinguishment of debt	0.0	0.0	1.4
Cost related to financing transaction not completed	0.0	0.5	0.0
Other (income) expense	0.0	0.0	0.0

Income (loss) before income taxes	1.0	0.0	(0.5)
Provision for income taxes	0.5	0.1	0.0

Net income (loss)	0.5%	(0.1)%	(0.5)%

Analysis of consolidated statements of operations.    The presentation of our gross margins may not be comparable to other retailers since we include the cost of our in-home delivery service as part of selling, general and administrative expense. Similarly, we include the cost of merchandising our products, including amounts related to purchasing the product in selling, general and administrative expense. It is our understanding that other retailers may include such costs as part of cost of goods sold.

The following tables present certain operations information, on a consolidated and segment basis, in dollars and percentage changes from year to year:

Consolidated:

	Year Ended January 31,			2011 vs. 2012 Incr/(Decr)		2010 vs. 2011 Incr/(Decr)
	2010	2011	2012	Amount	%	Amount	%
	(dollars in thousands)
Revenues
Product sales	$666,381	$608,443	$596,360	$(12,083)	(2.0)%	$(57,938)	(8.7)%
Repair service agreement commissions	40,673	37,795	42,078	4,283	11.3	(2,878)	(7.1)
Service revenues	22,115	16,487	15,246	(1,241)	(7.5)	(5,628)	(25.4)

Total net sales	729,169	662,725	653,684	(9,041)	(1.4)	(66,444)	(9.1)

Finance charges and other	157,920	146,050	138,618	(7,432)	(5.1)	(11,870)	(7.5)

Total revenues	887,089	808,775	792,302	(16,473)	(2.0)	(78,314)	(8.8)
Cost and expenses
Cost of goods and parts sold	539,628	482,475	462,020	(20,455)	(4.2)	(57,153)	(10.6)
Selling, general and administrative expense	245,982	227,037	227,286	249	0.1	(18,945)	(7.7)
Depreciation	12,597	12,769	10,625	(2,144)	(16.8)	172	1.4
Costs related to store closings	—	—	7,096	7,096	N/A	—	N/A
Impairment of long-lived assets	—	2,321	2,019	(302)	(13.0)%	2,321	N/A
Goodwill impairment	9,617	—	—	—	N/A	(9,617)	N/A
Provision for bad debts	48,779	51,404	53,555	2,151	4.2	2,625	5.4

Operating income	30,486	32,769	29,701	(3,068)	(9.4)	2,283	7.5
Interest expense	21,986	28,081	22,457	(5,624)	(20.0)	6,095	27.7
Loss on early extinguishment of debt	—	—	11,056	11,056	N/A	—	N/A
Costs related to financing facilities terminated and transactions not completed	—	4,283	—	(4,283)	N/A	4,283	N/A
Other (income) expense	(123)	339	70	(269)	(79.4)	462	(376.4)

Income (loss) before income taxes	8,623	66	(3,882)	(3,948)	(5,981.8)	(8,557)	(99.2)
Provision (benefit) for income taxes	4,319	1,138	(159)	(1,297)	(114.0)	(3,181)	(73.7)%

Net income (loss)	$4,304	$(1,072)	$(3,723)	$(2,651)	247.3%	$(5,376)	(124.9)%

Retail Segment:

	Year Ended January 31,			2011 vs. 2012 Incr/(Decr)		2010 vs. 2011 Incr/(Decr)
	2010	2011	2012	Amount	%	Amount	%
	(dollars in thousands)
Revenues
Product sales	$666,381	$608,443	$596,360	$(12,083)	(2.0)%	$(57,938)	(8.7)%
Repair service agreement commissions	40,673	37,795	42,078	4,283	11.3	(2,878)	(7.1)
Service revenues	22,115	16,487	15,246	(1,241)	(7.5)	(5,628)	(25.4)

Total net sales	729,169	662,725	653,684	(9,041)	(1.4)	(66,444)	(9.1)

Finance charges and other	532	857	1,335	478	55.8	325	61.1

Total revenues	729,701	663,582	655,019	(8,563)	(1.3)	(66,119)	(9.1)
Costs and Expenses
Cost of goods and parts sold	539,628	482,475	462,020	(20,455)	(4.2)	(57,153)	(10.6)
Selling, general and administrative expense(a)	184,608	163,462	170,561	7,099	4.3	(21,146)	(11.5)
Depreciation	12,288	12,316	10,080	(2,236)	(18.2)	28	0.2
Impairment of long-lived assets	—	2,321	2,019	(302)	(13.0)%	2,321	N/A
Costs related to store closings	—	—	7,096	7,096	N/A	—	N/A
Goodwill impairment	9,617	—	—	—	N/A	(9,617)	N/A
Provision for bad debts	366	817	590	(227)	(27.8)	451	123.2

Operating income (loss)	(16,806)	2,191	2,653	462	21.1	18,997	(113.0)
Other (income) expense	(123)	339	70	269	(79.4)	462	(375.6)

Segment income (loss) before income taxes	$(16,683)	$1,852	$2,583	$731	39.5%	$18,535	(111.1)%

Credit Segment:

	Year Ended January 31,			2011 vs. 2012 Incr/(Decr)		2010 vs. 2011 Incr/(Decr)
	2010	2011	2012	Amount	Pct	Amount	Pct
	(dollars in thousands)
Revenues
Finance charges and other	$157,388	$145,193	$137,283	$(7,910)	(5.4)%	$(12,195)	(7.7)%

Selling, general and administrative expense(a)	61,374	63,575	56,725	(6,850)	(10.8)	2,201	3.6
Depreciation	309	453	545	92	20.3	144	46.6
Provision for bad debts	48,413	50,587	52,965	2,378	4.7	2,174	4.5

Operating income	47,292	30,578	27,048	(3,530)	(11.5)	(16,714)	(35.3)
Interest expense	21,986	28,081	22,457	(5,624)	(20.0)	6,095	27.7
Loss on early extinguishment of debt	—	—	11,056	11,056	N/A	—	N/A
Costs related to financing facilities terminated and transactions not completed	—	4,283	—	(4,283)	N/A	4,283	N/A

Segment income (loss) before income taxes	$25,306	$(1,786)	$(6,465)	$(4,679)	262.0%	$(27,092)	(107.1)%

(a)

Selling, general and administrative expenses include the direct expenses of the retail and credit operations, allocated overhead expenses and a charge to the credit segment to reimburse the retail segment for expenses it incurs related to occupancy, personnel, advertising and other direct costs of the retail segment which benefit the credit operations by sourcing credit customers and collecting payments. The reimbursement received by the retail segment from the credit segment is estimated using an annual rate of 2.5% times the average portfolio balance for each applicable period. The amount of overhead allocated to each segment was approximately $8.3 million, $7.5 million and $7.2 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively. The amount of reimbursement made to the retail segment by the credit segment was approximately $15.6 million, $17.5 million and $18.6 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

Year ended January 31, 2012 compared to Year ended January 31, 2011

Segment Overview

This narrative provides an overview of our operations for our fiscal year ended January 31, 2012. A detailed explanation of the changes in our operations for the period as compared to the prior year period is included under “Results of Operations for the Year Ended January 31, 2012.” The following is a summary of some of the specific items impacting our retail and credit segments:

Retail Segment

•

For the year ended January 31, 2012, total revenues decreased 1.3%, primarily due to the closing of five stores during the second quarter of the year. Same store sales increased 2.8% for the year, excluding the nine stores that have been closed, one store in the process of being closed and two stores with leases that expired in fiscal year 2012. The increase in same store sales was driven by increases in furniture and mattresses and home appliances. Repair service agreement commissions increased on a higher sales penetration of repair service agreements during fiscal year 2012;

•

The retail gross margin (includes gross profit from both product and repair service agreement sales) for the year increased to 28.7% as compared to 26.5% in the prior year. The increase in the retail gross margin was driven by an increase in higher-margin furniture and mattress sales as a percent of total product sales, improved product gross margins and increased sales penetration of repair service agreements. The impact of an adjustment to the inventory reserve, which increased cost of goods sold by $4.7 million, decreased retail gross margin by 80 basis points in fiscal year 2012. An adjustment to the inventory reserve in fiscal 2011, which increased cost of goods sold by $1.7 million, decreased retail gross margin by 30 basis points during that period; and

•

Selling, general and administrative (SG&A) expense increased by $7.1 million, and increased 140 basis points as a percent of segment revenues to 27.6% for the year ended January 31, 2012, compared to fiscal year 2011. The total expense increase was driven by increased compensation and related expenses and contract delivery costs which were partially offset by decreased depreciation and bank fees. We increased our investments in advertising and sales staffing, in support of our growth initiatives, to drive sales expansion during the third and fourth quarter of fiscal year 2012 and on an ongoing basis.

Credit Segment

We changed our presentation of net charge-offs and the provision for bad debts to be more consistent with finance industry practice. The impact of the change was to reflect the charges for repair service and credit insurance agreements related to credit account charge-offs in net charge-offs and the provision for bad debts, rather than as a reduction of revenues for the credit segment. There was no effect on operating income or net income (loss) as a result of the presentation change.

•

Total revenues for the year ended January 31, 2012 declined by $7.9 million, as compared to the prior year, as the declining customer accounts receivable balance resulted in lower interest income and fee revenues. As a result of the improved payment rate by our credit customers on their accounts and lower percent of sales financed under our credit programs, the average customer accounts receivable balance has fallen 10.4%, from $699.3 million during the year ended January 31, 2011, to $626.4 million during the year ended January 31, 2012;

•

SG&A expense for the credit segment fell 10.8%, or $6.8 million, primarily due to reduced compensation and related expense. Continued improvement in the performance of the portfolio has allowed us to reduce the cost of servicing the portfolio. Additionally, we have reduced servicing costs, as highly re-aged and delinquent accounts are being charged off more quickly as a result of changes in charge-off and re-age policies made during fiscal year 2012. Credit segment SG&A expense as a percent of revenues was 41.3% for the year ended January 31, 2012 as compared to 43.8% in the prior year;

•

While we experienced continued improvement in our credit portfolio performance (specifically, the trends in the payment rate and percent of the portfolio re-aged), the Provision for bad debts increased by $2.4 million during the year ended January 31, 2012, from $50.6 million in the prior year. The increase is due primarily to the impact of the adoption of new accounting guidance for TDR within the fiscal quarter ended October 31, 2011, which increased the fiscal year 2012 Provision for bad debts by $14.1 million;

•

Net interest expense decreased in the year ended January 31, 2012 by $5.6 million over the prior year primarily due to the effect of a lower overall debt balance outstanding and the prior period payoff of the higher cost securitization borrowings.

Year ended January 31, 2012 compared to the year ended January 31, 2011

Refer to “Results of Operations for the Year Ended January 31, 2012 – Analysis of consolidated statements of operations” above while reading the operations review on a year-by-year basis.

	Year ending January 31,		Change
(Dollars in millions)	2011	2012	$	%
Net sales	$662.7	$653.7	$(9.0)	(1.4)
Finance charges and other	146.1	138.6	(7.5)	(5.1)

Revenues	$808.8	$792.3	$(16.5)	(2.0)

The $9.0 million decrease in net sales was made up of the following:

•	a $13.2 million increase resulted from a same store sales increase of 2.8% over the prior year;

•	a $16.6 million decrease in sales related to the stores that have been or will be closed;

•	a $4.4 million decrease resulted from an increase in discounts on promotional credit sales; and

•	a $1.2 million decrease resulted from an decrease in service revenues.

The following table presents the makeup of net sales by product category in each period, including repair service agreement (RSA) commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

	Year Ended January 31,				% Change		Same store sales % change
	2011		2012
(Dollars in millions)	Amount	Percent	Amount	Percent
Category
Consumer electronics	$258.2	39.0%	$229.4	35.1%	(11.2	)%(1)	(7.3)%
Home appliances	188.3	28.4	188.5	28.8	0.1	(2)	3.3
Furniture and mattresses	76.6	11.6	100.0	15.3	30.4	(3)	39.8
Home office	54.7	8.3	52.6	8.0	(3.8	)(4)	(0.4)
Other	30.6	4.6	25.9	4.0	(15.4)		(13.6)

Total product sales	608.4	91.9	596.4	91.2	(2.0)		1.7
RSA commissions	37.8	5.6	42.1	6.5	11.4	(5)	14.5
Service revenues	16.5	2.5	15.2	2.3	(7.3)

Total net sales	$662.7	100.0%	$653.7	100.0%	(1.4)%		2.8%

(1)

The sales decrease is due to a decline in total television units sold of 15.6%, partially offset by an average selling price increase of 6.3%. The unit sales decrease was driven largely by our decision not to compete for low-priced, low-margin sales during the fourth quarter of fiscal year 2012, in general, and specifically on Black Friday. Television unit sales were also down in the second and third quarters of the fiscal year. Also contributing to the decrease was a reduction in gaming hardware and software sales, partially offset by an increase in home theater sales;

(2)

Our increases in average selling price of 7.3% have been partially offset by a 6.1% decline in units sold. Laundry and refrigeration sales were up 2.9% and 2.1%, respectively, while cooking sales decreased 5.7%;

(3)

Furniture and mattress sales were up as total units sold increased by 31.5% and the average selling price increased 6.9%. The increase was driven by enhanced displays and product selection, increased promotional activity, and dedicated furniture sales specialists;

(4)

Home office declined due to a 20.7% decrease in the unit sales of computers and internet devices, partially offset by an increase in average selling prices of 21.2% and an increase in tablet sales, which represented 11.1% of home office sales during fiscal year 2012; and

(5)	The increase in RSA commissions was driven largely by the higher penetration as a percentage of product sales.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Interest income and fees	$125.3	$117.1	$(8.2)	(6.5)
Insurance commissions	19.9	20.2	0.3	1.5
Other income	0.9	1.3	0.4	44.4

Finance charges and other	$146.1	$138.6	$(7.5)	(5.1)

Note: Interest income and fees and insurance commissions are included in Finance charges and other for the credit segment, while Other income is included in Finance charges and other for the retail segment.

The decrease in Interest income and fees of the credit segment resulted primarily from a 10.4% decrease in the average balance of customer accounts receivable outstanding during the fiscal year ending January 31, 2012, compared to the prior year period. Additionally, the required adoption of TDR accounting guidance, which resulted in an increase in reserves for uncollectible interest, negatively impacted interest income and fees by $1.0 million and the interest income and fee yield by 16 basis points. Partially offsetting these decreases was an increase in the average interest income and fee yield from 17.9% for the fiscal year ended January 31, 2011 to 18.7% for the fiscal year ended January 31, 2012. The interest income and fee yield increased as a result of a reduction in the use of long-term cash option financing under our in-house financing program and lower charge-offs incurred in the current fiscal year.

	Year ended January 31,
(Dollars in millions)	2011	2012
Interest income and fees(a)	$125.3	$117.1
Net charge-offs	(51.1)	(46.9)
Borrowing costs(b)	(28.1)	(22.5)

Net Portfolio yield	$46.1	$47.7

Average portfolio balance	$699.3	$626.4
Interest income and fee yield %	17.9%	18.7%
Net charge-off %	7.3%	7.5%

(a)	Included in Finance charges and other.
(b)	Total Interest expense.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Cost of goods sold	$474.7	$455.5	$(19.2)	(4.0)
Product gross margin percentage	22.0%	23.6%

Product gross margin increased as a percent of product sales from fiscal year 2011 to fiscal year 2012 driven by our focus on improving pricing discipline on the sales floor while maintaining competitive pricing in the marketplace. The shift in our product mix to higher margin furniture and mattresses and improved margins generated in home appliances and home office categories also contributed to the increased product margins. A $4.7 million inventory reserve adjustment recorded during fiscal year 2012 reduced product margins by approximately 80 basis points, compared to a $1.7 million adjustment recorded in the prior year, which reduced the product gross margin by approximately 30 basis points in that period.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Cost of service parts sold	$7.8	$6.5	$(1.3)	(16.1)
As a percent of service revenues	47.2%	42.8%

This decrease was due primarily to a 7.5% decrease in parts revenues.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Selling, general and administrative expense – Retail	$175.8	$180.6	4.8	2.7%
Selling, general and administrative expense – Credit	64.0	57.3	(6.7)	(10.5)

Selling, general and administrative expense – Total	$239.8	$237.9	(1.9)	(0.8)

As a percent of total revenues	29.6%	30.0%

During the fiscal year ended January 31, 2012, Selling, general and administrative (SG&A) expense increased as a percent of revenues to 30.0% from 29.6% in the prior year period, primarily due to the deleveraging effect of the 2.0% decline in total revenues. The reduction in SG&A expense was driven by the decrease in credit segment expenses, as we improved the efficiency of our collection operations and as the credit quality of the receivables in the portfolio improved. This decrease was partially offset by our investment in sales staffing, in support of our growth initiatives, to drive sales growth in the third and fourth quarter of fiscal year 2012 and on an ongoing basis. Additionally, reduced credit card fees, depreciation expense, benefit expenses, general insurance expense and postage costs were partially offset by higher professional fees, management bonuses and severance accruals.

Significant SG&A expense increases and decreases related to the specific business segments included the below-listed factors affecting the retail and credit segments.

The following are the significant factors affecting the retail segment:

•

Total compensation costs and related expenses increased approximately $3.0 million from fiscal year 2011 period, primarily as we increased sales staffing in the third and fourth quarters of fiscal year 2012 in support of our growth initiatives. Additionally, the shift of our product mix to furniture and mattresses contributed to the increase as those items have higher commissions rates; and

•	Contract delivery, transportation and installation costs increased approximately $2.9 million from fiscal year 2011 as we increased our use of third-parties to provide these services.

The following are the significant factors affecting the credit segment:

•

Total compensation costs and related expenses decreased approximately $3.9 million from fiscal year 2011 due to a decrease in staffing as the performance of the portfolio improved and our credit portfolio balance dropped; and

•	Form printing and purchases and related postage decreased approximately $1.1 million as collection efforts did not utilize letter mailings to the same extent as fiscal year 2011 .

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Costs related to store closings	$—	$7.1	7.1	N/A

During the fiscal year ended January 31, 2012, we closed 11 of the 12 underperforming retail locations that we had plans to close. As a result of the closure of the nine stores with unexpired leases, we recorded an accrual for the present value of remaining lease obligations and anticipated ancillary occupancy costs, net of estimated sublease income. We recognized $7.1 million of those and other costs related to the store closings in fiscal year 2012.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Impairment of long-lived assets	$2.3	$2.0	(0.3)	(13.0)%

During fiscal year 2012 and 2011, we decided to close 5 and 7 store locations, respectively. In conjunction with our review of long-lived assets for potential impairment, we determined that it was appropriate to record an impairment charge related to the long-lived assets, primarily leasehold improvements, at the stores that are closed.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Provision for bad debts	$51.4	$53.6	2.2	4.3
As a percent of total revenues	6.4%	6.8%

The provision for bad debts is primarily related to the operations of our credit segment, with approximately $0.6 million and $0.8 million for the fiscal year ended January 31, 2012 and 2011, respectively, included in the results of operations for the retail segment.

We have experienced an improvement in our credit portfolio performance (specifically, the trends in the payment rate and percent of the portfolio re-aged) since fiscal year 2011 and our total net charge-offs of customer and non-customer accounts receivable decreased by $4.2 million compared to the prior fiscal year. However, the provision for bad debts increased as we were required to record a charge of $14.1 million during fiscal year 2012 related to the required adoption of new TDR accounting guidance. Additionally, on July 31, 2011, we revised our charge-off policy that requires an account that is delinquent more than 209 days at month end to be charged-off. The change in policy had the impact of accelerating approximately $5.9 million in net charge-offs, which were charged against previously provided bad debt reserves.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Interest expense net	$28.1	$22.5	(5.6)	(20.0)
As a percent of total revenues	3.5%	2.8%

The decrease in interest expense was due to lower overall debt balance outstanding during the current year period, partially offset by the higher borrowing rates on term loan paid off during the second quarter. The entirety of our interest expense is included in the results of operations of our credit segment.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Loss from early extinguishment of debt	$—	$11.1	11.1	N/A
Costs related to financing facilities terminated and transactions not completed	$4.3	$—	(4.3)	N/A

On July 28, 2011 we completed the repayment of our term loan with proceeds from a new real estate loan and borrowings under our expanded revolving credit facility. We recorded a charge of approximately $11.1 million during fiscal year 2012, including the prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and term loan deferred financing costs of $0.9 million.

During the prior year we incurred $4.3 million in financing costs related to financing facilities terminated and transactions that were not completed.

	Year ended January 31,		Change
(Dollars in millions)	2011	2012	$	%
Provision (benefit) for income taxes	$1.1	$(0.2)	(1.3)	(118.2)
As a percent of income before taxes	1,719.2%	4.1%

The decline in provision for income taxes was primarily driven by the decline in income before income taxes. The effective tax rate in both periods are impacted because taxes for the State of Texas are based on gross margin and are not affected by changes in income before income taxes.

Year ended January 31, 2011 compared to the year ended January 31, 2010

Refer to “Results of operations for the year ended January 31, 2012 – Analysis of consolidated statements of operations” while reading the operations review on a year-by-year basis.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Net sales	$729.2	$662.7	(66.5)	(9.1)
Finance charges and other	157.9	146.1	(11.8)	(7.5)

Revenues	$887.1	$808.8	(78.3)	(8.8)

The $66.5 million decrease in net sales was made up of the following:

•	a $65.4 million decrease resulted from a same store sales decrease of 9.6%;

•

a $5.4 million increase generated by four retail locations that were not open for 12 consecutive months in each period. Two new locations were opened subsequent to February 1, 2009 and two of our clearance centers were closed subsequent to February 1, 2009;

•	a $0.9 million decrease resulted from a decrease in discounts on promotional credit sales; and

•	a $5.6 million decrease resulted from a decrease in service revenues.

The following table presents the makeup of net sales by product category in each period, including repair service agreement (RSA) commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

	Year ended January 31,				% change		Same store sales % change
	2010		2011
(Dollars in millions)	Amount	%	Amount	%
Consumer electronics	$298.0	40.9%	$258.2	39.0%	(13.4	)(1)	(15.0)%
Home appliances	213.8	29.3	188.3	28.4	(11.9	)(2)	(12.4)
Furniture and mattresses	68.6	9.4	76.6	11.6	11.7	(3)	14.6
Home office	55.2	7.6	54.7	8.2	(0.9	)(4)	2.1
Other	30.8	4.2	30.6	4.6	(0.6)		(4.2)

Total product sales	666.4	91.4	608.4	91.8	(8.7)		(9.2)
RSA commissions	40.7	5.6	37.8	5.7	(7.1	)(5)	(7.8)
Service revenues	22.1	3.0	16.5	2.5	(25.3)

Total net sales	$729.2	100.0%	$662.7	100.0%	(9.1)		(9.6)

(1)	This decrease is due to a 13.6% decline in average selling prices on flat-panel televisions and a 1.6% decrease in total units sold.
(2)	The home appliance category declined due to lower unit sales across the category as the appliance market in general showed continued weakness.
(3)	The growth in furniture and mattress sales was driven by the addition of in-store specialists focused on this category, improved store displays and expanded product selection.
(4)	Decline in home office is due to the lower number of computer units sold compared to prior year.
(5)	The decline in repair service agreement commissions was driven largely by the decline in product sales.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Interest income and fees	$138.5	$125.3	(13.2)	(9.5)
Insurance commissions	18.9	19.9	1.0	5.3
Other income	0.5	0.9	0.4	80.0

Finance charges and other	$157.9	$146.1	(11.8)	(7.5)

Note: Interest income and fees and insurance commissions are included in Finance charges and other for the credit segment, while Other income is included in Finance charges and other for the retail segment.

The decrease in Interest income and fees of the credit segment resulted primarily from a 6.0% decrease in the average balance of customer accounts receivable outstanding for fiscal year 2011 and a decline in the average interest income and fee yield from 18.6% for the fiscal year ended January 31, 2010 to 17.9% for the fiscal year ended January 31, 2011. The interest income and fee yield dropped as a result of the higher level of charge-offs experienced, resulting in an increase in the reversal of accrued interest and increased reserves for uncollectible interest.

	Year ended January 31,
(Dollars in millions)	2010	2011
Interest income and fees(a)	$138.5	$125.3
Net charge-offs	(37.4)	(51.1)
Borrowing costs(b)	(22.0)	(28.1)

Net portfolio yield	$79.1	$46.1

Average portfolio balance	$743.8	$699.3
Interest income and fee yield %	18.6%	17.9%
Net charge-off %	5.0%	7.3%

(a)	Included in Finance charges and other.
(b)	Total interest expense.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Cost of goods sold	$529.2	$474.7	(54.5)	(10.3)
Product gross margin percentage	20.6%	22.0%

Product gross margin increased as a percent of product sales from fiscal year 2010 to fiscal year 2011 driven by our focus on improving pricing discipline on the sales floor while maintaining competitive pricing in the marketplace, partially offset by a $1.7 million inventory write-down related to a realignment of our small electronics and appliances product lines.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Cost of service parts sold	$10.4	$7.8	(2.6)	(25.0)
As a percent of service revenues	47.0%	47.3%

This decrease was due primarily to a 28.2% decrease in parts revenues. Parts sales decreased slightly as a percentage of service revenues from 39.3% in the 2010 period to 37.8% in the 2011 period.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Selling, general and administrative expense – Retail	$196.9	$175.8	(21.1)	(10.7)
Selling, general and administrative expense – Credit	61.7	64.0	2.3	3.7

Selling, general and administrative expense – Total	$258.6	$239.8	(18.8)	(7.3)

As a percent of total revenues	29.2%	29.6%

During the fiscal year ended January 31, 2011, Selling, general and administrative (SG&A) expense increased as a percent of revenues to 29.6% from 29.2% in the prior year period, primarily due to the deleveraging effect of the decline in total revenues. The litigation reserve accrual recorded in the prior year period accounted for $4.9 million of the change in SG&A expense. The remainder of the reduction in SG&A expense was driven primarily by lower compensation and related expense, reduced depreciation expense and reduced property and casualty insurance expense. These decreases were partially offset by increased expense from the increased use of contract delivery and installation services and increased advertising agency fees.

Significant SG&A expense increases and decreases related to specific business segments included the below-listed factors affecting the retail and credit segments.

The following are the significant factors affecting the retail segment:

•

Total compensation costs and related expenses decreased approximately $18.9 million from the prior year, primarily due to reduced sales volume and as we increased our use of third parties to provide certain delivery and transportation services;

•	Contract delivery and installation costs increased approximately $4.5 million from the prior year as we increased our use of third parties to provide these services; and

•	Vehicle expenses decreased by approximately $1.4 million as we reduced the age and size of our vehicle fleet related to the outsourcing of a portion of delivery and installation services.

The following are the significant factors affecting the credit segment:

•

Total compensation costs and related expenses increased approximately $2.9 million from the prior year as staffing was increased to address increased levels of delinquencies in the challenging economic environment;

•	Bank and credit card fees increased approximately $0.4 million from the prior year as more customers made payments using credit cards; and

•	Form printing and purchases and related postage decreased approximately $0.6 million as collection efforts did not utilize letter mailings to the same extent as the prior period.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Goodwill impairment	$9.6	$—	(9.6)	N/A

During fiscal year 2010, we determined, as a result of the sustained decline in our market capitalization and the current challenging economic environment and its impact on our comparable store sales, credit portfolio performance and operating results, that an interim goodwill impairment test was necessary. We concluded from our analysis that our goodwill was impaired and recorded a $9.6 million charge to write-off the carrying amount of our goodwill. Since our goodwill was attributable to our acquisition of credit insurance operations and a portion of the credit portfolio, the impairment charge is reflected in our credit segment.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Impairment of long-lived assets	$—	$2.3	2.3	N/A

During fiscal year 2011, based on our decision to close five store locations, in conjunction with our review of long-lived assets for potential impairment, we determined that it was appropriate to record an impairment charge related to the long-lived assets, primarily leasehold improvements, at the stores we decided to close.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Costs related to financing facilities terminated and transactions not completed	$—	$4.3	4.3	N/A

During the past year we explored multiple opportunities in the capital markets to allow us to refinance our borrowing facilities. As a result, we incurred expenses related to working with bankers, lawyers, accountants and other professional service providers to review and pursue the various alternatives presented. Given our decision to pursue the financing transactions that were completed in the fourth quarter, we wrote off the costs incurred related to financing alternatives considered, but not completed and the unamortized financing fees associated with the terminated securitization program.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Provision for bad debts	$48.8	$51.4	2.6	5.3
As a percent of total revenues	5.5%	6.4%

The provision for bad debts is primarily related to the operations of our credit segment, with approximately $0.8 million and $0.4 million for the year ended January 31, 2011 and 2010, respectively, included in the results of operations for the retail segment.

Although we experienced an improvement in our credit portfolio performance (specifically, the trends in the delinquency rate, payment rate and percent of the portfolio re-aged) since fiscal year 2010, the Provision for bad debts increased by $2.6 million for the year ended January 31, 2011, from $48.8 million in the prior year, as our total net charge-offs of customer and non-customer accounts receivable increased by $13.7 million compared to the prior fiscal year.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Interest expense net	$22.0	$28.1	6.1	27.7
As a percent of total revenues	2.5%	3.5%

All of our interest expense, net, is included in the results of operations for the credit segment.

The increase in interest expense was due primarily to fees paid to the lenders providing the variable funding note under our former securitization facility and an increase deferred financing fee amortization expense. Interest expense was also impacted by the higher interest rate incurred on the term note that was entered into in November 2010.

	Year ended January 31,		Change
(Dollars in millions)	2010	2011	$	%
Provision for income taxes	$4.3	$1.1	(3.2)	(74.4)
As a percent of income before taxes	49.9%	1,719.2%

The decline in provision for income taxes was primarily driven by the decline in income before income taxes. The effective tax rate was impacted in both periods because taxes for the State of Texas are based on gross margin and are not affected by changes in income before income taxes.

Impact of inflation and changing prices

We do not believe that inflation has had a material effect on our net sales or results of operations. However, price deflation, primarily in consumer electronics has impacted our net sales and results of operations. A significant increase in oil and gasoline prices could adversely affect our customers’ shopping decisions and patterns. We rely heavily on our internal distribution system and our next-day delivery policy to satisfy our customers’ needs and desires, and any such significant increases could result in increased distribution charges. Such increases may not affect our competitors in the same manner as it affects us.

Seasonality and quarterly results of operations

Our business is somewhat seasonal, with a higher portion of sales and operating profit realized during the quarter that ends January 31, due primarily to the holiday selling season. In addition, historically our results of operations and portfolio performance for our first fiscal quarter are stronger than for our second fiscal quarter. Our quarterly results may fluctuate materially depending on factors such as the following:

•	timing of new product introductions, new store openings and store relocations;

•	sales contributed by new stores;

•	increases or decreases in comparable store sales;

•	adverse weather conditions;

•	shifts in the timing of certain holidays or promotions;

•	one-time charges incurred, such as financing cost write-offs incurred in the third quarter of fiscal year 2011; and

•	changes in our merchandise mix.

Results for any quarter are not necessarily indicative of the results that may be achieved for a full year.

The following tables set forth certain unaudited quarterly statement of operations information for the eight quarters ended January 31, 2012. The unaudited quarterly information has been prepared on a consistent basis, includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

	Fiscal Year 2012				Total
	Quarter Ended
	Apr. 30	Jul. 31	Oct. 31	Jan. 31
	(dollars and shares in thousands, except per share amounts)
Revenues
Product sales	$144,279	$138,231	$140,404	$173,446	$596,360
Repair service agreement commissions (net)	8,902	9,945	10,602	12,629	42,078
Service revenues	3,889	3,811	3,950	3,596	15,246

Total net sales	157,070	151,987	154,956	189,671	653,684

Finance charges and other	34,912	35,039	31,667	37,000	138,618

Total revenues	191,982	187,026	186,623	226,671	792,302
Cost and expenses
Cost of goods sold, including warehousing and occupancy costs	106,453	105,477	112,844	130,719	455,493
Cost of service parts sold, including warehousing and occupancy costs	1,730	1,596	1,647	1,554	6,527
Selling, general and administrative expense	59,445	56,174	59,801	62,491	237,911
Store closing costs	—	3,658	(313)	3,751	7,096
Impairment of long-lived assets	—	—	688	1,331	2,019
Provision for bad debts	9,564	7,151	26,400	10,440	53,555

Total cost and expenses	177,192	174,056	201,067	210,286	762,601

Operating income (loss)	14,790	12,970	(14,444)	16,385	29,701
Interest expense	7,556	7,004	3,919	3,978	22,457
Loss from early extinguishment of debt	—	11,056	—	—	11,056
Other (income) expense	52	34	(5)	(11)	70

Income (loss) before income taxes	7,182	(5,124)	(18,358)	12,418	(3,882)
Provision (benefit) for income taxes	2,781	(2,022)	(5,635)	4,717	(159)

Net income (loss)	$4,401	$(3,102)	$(12,723)	$7,701	$(3,723)

Retail gross margin	30.5%	28.8%	25.3%	29.7%	28.7%
SG&A expense as a % of revenue	31.0%	30.0%	32.0%	27.6%	30.0%
Same store sales increase (decrease) %	(3.9)%	(12.8)%	18.9%	12.1%	2.8%
Earnings (loss) per share:
Basic	$0.14	$(0.10)	$(0.40)	$0.24	$(0.12)
Diluted	$0.14	$(0.10)	$(0.40)	$0.24	$(0.12)
Outstanding shares:
Basic	31,768	31,808	31,881	31,997	31,860
Diluted	31,772	31,808	31,881	32,572	31,860

	Fiscal Year 2011				Fiscal Year 2011
	Quarter Ended
	Apr. 30	Jul. 31	Oct. 31	Jan. 31
	(dollars and shares in thousands, except per share amounts)
Revenues
Product sales	$149,015	$164,660	$125,817	$168,951	$608,443
Repair service agreement commissions	9,851	10,490	8,275	9,179	37,795
Service revenues	4,757	4,183	3,769	3,778	16,487

Total net sales	163,623	179,333	137,861	181,908	662,725

Finance charges and other	37,007	36,476	35,819	36,748	146,050

Total revenues	200,630	215,809	173,680	218,656	808,775
	24.8%	26.7%	21.5%	27.0%	100.0%
Cost and expenses
Cost of goods sold, including warehousing and occupancy costs	110,647	129,779	99,238	135,032	474,696
Cost of service parts sold, including warehousing and occupancy costs	2,376	2,116	1,642	1,645	7,779
Selling, general and administrative expense	61,901	61,407	55,596	60,902	239,806
Impairment of long-lived assets	—	—		2,321	2,321
Provision for bad debts	10,216	13,348	13,928	13,912	51,404

Total cost and expenses	185,140	206,650	170,404	213,812	776,006

Operating income	15,490	9,159	3,276	4,844	32,769
Interest expense	5,783	6,729	7,722	7,846	28,081
Costs relating to financing transactions terminated and transactions not completed	—	—	2,896	1,387	4,283
Other (income) expense	171	12	(16)	173	339

Income (loss) before income taxes	9,536	2,418	(7,326)	(4,562)	66
Provision (benefit) for income taxes	3,653	1,017	(2,548)	(984)	1,138

Net income (loss)	$5,883	$1,401	$(4,778)	$(3,578)	$(1,072)

Retail gross margin	30.4%	25.9%	26.0%	24.2%	26.5%
SG&A expense as a % of revenue	30.9%	28.5%	32.0%	27.9%	29.7%
Same store sales increase (decrease)%	(19.7)%	(6.4)%	(16.3)%	5.2%	(9.6)%
Earnings (loss) per share:
Basic	$0.24	$0.06	$(0.19)	$(0.12)	$(0.04)
Diluted	$0.24	$0.06	$(0.19)	$(0.12)	$(0.04)
Outstanding shares:
Basic	24,834	24,941	24,951	29,459	26,091
Diluted	24,836	24,945	24,951	29,459	26,091

Liquidity and Capital Resources

Cash flow

Operating activities

During the nine months ended October 31, 2012, net cash provided by operating activities was $14.6 million, which compares to $74.9 million provided during the prior-year period. The year-over-year improvement in operating performance was more than offset by the use of to fund an $84.8 million increase in customer accounts receivable during the nine months ended October 31, 2012 as compared to cash provided by a decrease in customer receivables of $26.4 million in the nine months ended October 31, 2011. In the current-year period, the impact of investments in inventory was offset by an increase in accounts payable.

Investing activities

Net cash used in investing activities increased to $21.0 million in the nine months ended October 31, 2012, as compared to $2.3 million in the nine months ended October 31, 2011, primarily due to expenditures for store remodels and relocations. We expect during the next 12 months to invest between $25 million and $30 million, net of tenant allowances, in capital expenditures for new stores, remodels and other projects.

Financing activities

Net cash provided by financing activities was $4.4 million for the nine months ended October 31, 2012, compared to net cash used in financing activities of $77.0 million during the nine months ended October 31, 2011. During the nine months ended October 31, 2012, we used net cash provided by operations and net proceeds from our variable interest entity’s (“VIE’s”) bond issuance to pay down outstanding balances under our asset-based revolving credit facility.

Liquidity

We require capital to finance our growth as we add new stores and markets to our operations, which in turn requires additional working capital for increased customer receivables and inventory. We have historically financed our operations through a combination of cash flow generated from earnings and external borrowings, including primarily bank debt, extended terms provided by our vendors for inventory purchases, acquisition of inventory under consignment arrangements and transfers of customer receivables to asset-backed securitization facilities.

We currently have an asset-based revolving credit facility with capacity of $545 million that matures in September 2016. The facility provides funding based on a borrowing base calculation that includes customer accounts receivable and inventory. The credit facility bears interest at LIBOR plus a spread ranging from 275 basis points to 350 basis points, based on a leverage ratio (defined as total liabilities to tangible net worth). In addition to the leverage ratio, the revolving credit facility includes a fixed charge coverage requirement, a minimum customer receivables cash recovery percentage requirement and a net capital expenditures limit. The leverage ratio covenant requirement is a required maximum of 2.00 to 1.00. The fixed charge coverage ratio requirement is a minimum of 1.10 to 1.00. We expect, based on current facts and circumstances, that we will be in compliance with the above covenants for the next 12 months. The weighted average interest rate on borrowings outstanding under the asset-based revolving credit facility was 3.4% at October 31, 2012.

On April 30, 2012, our VIE issued $103.7 million of notes which bear interest at 4.0% and were sold at a discount to deliver a 5.21% yield, before considering transaction costs. The principal balance of the notes, which are secured by certain customer receivables, will be reduced on a monthly basis by collections on the underlying customer receivables after the payment of interest and other expenses of the VIE. While the final maturity for the notes is April 2016, we currently expect to repay any outstanding note balance in April 2013. Additionally, the notes include a prepayment incentive fee, whereby the VIE will be required to pay, in addition to accrued interest on the notes, a monthly fee equal to an annual rate of 8.5% times the outstanding principal balance, if the notes are not repaid by the expected final principal payment date of April 15, 2013. The VIE’s borrowing agreement contains certain covenants, including a minimum net worth requirement for the VIE.

We have an $8.0 million real estate loan, collateralized by three of our owned store locations, that will mature in July 2016 and requires monthly principal payments based on a 15-year amortization schedule. The interest rate on the loan is the prime rate plus 100 basis points with a floor of 5%.

We have interest rate cap options with a notional amount of $100 million. These cap options are held for the purpose of hedging against variable interest rate risk related to the variability of cash flows in the interest payments on a portion of its variable-rate debt, based on the benchmark one-month LIBOR interest rate exceeding 1.0%. These cap options have monthly caplets extending through August, 2014.

The weighted average effective interest rate on borrowings outstanding under all our credit facilities for the nine months ended October 31, 2012 was 5.7%, including the interest expense associated with our interest rate caps and amortization of deferred financing costs.

A summary of the significant financial covenants that govern our credit facility compared to our actual compliance status at October 31, 2012, is presented below:

	Actual	Required Minimum/ Maximum
Fixed charge coverage ratio must exceed required minimum	1.85 to 1.00	1.10 to 1.00
Total liabilities to tangible net worth ratio must be lower than required maximum	1.15 to 1.00	2.00 to 1.00
Cash recovery percentage must exceed stated amount	5.26%	4.74%
Capital expenditures, net must be lower than stated amount	$23.1 million	$40.0 million

Note: All terms in the above table are defined by the revolving credit facility and may or may not agree directly to the financial statement captions in this document. The covenants are required to be calculated quarterly on a trailing twelve month basis, except for the Cash recovery percentage, which is calculated monthly on a trailing three month basis.

As of October 31, 2012, we had immediately available borrowing capacity of $157.5 million under our asset-based revolving credit facility, net of standby letters of credit issued of $4.3 million, available to us for general corporate purposes before considering extended vendor terms for purchases of inventory. In addition to the $157.5 million currently available under the revolving credit facility, an additional $91.0 million may become available if we grow the balance of eligible customer receivables and total eligible inventory balances. Payments received on customer receivables averaged approximately $42.3 million per month during the nine months ended October 31, 2012. Payments received on receivables used as collateral for the revolving credit facility averaged $36.1 million and are available each month to fund new customer receivables generated. Once the VIE’s notes are retired, we would expect all payments to be available to fund new customer receivables.

We intend to continue to finance our operations and future growth through a combination of cash flow generated from operations and external borrowings, including primarily bank debt, extended vendor terms for purchases of inventory, acquisition of inventory under consignment arrangements and transfers of customer receivables to asset-backed securitization facilities. Based on our current operating plans, we believe that cash generated from operations, available borrowings under our revolving credit facility, extended vendor terms for purchases of inventory, acquisition of inventory under consignment arrangements, and transfers of customer receivables to asset-based securitization facilities will be sufficient to fund our operations, store expansion and updating activities and capital programs for at least the next 12 months, subject to continued compliance with the covenants in our debt and other credit arrangements. Additionally, if there is a default under any of the facilities that is not waived by the various lenders, it could result in the requirement to immediately repay of all amounts owed under our credit facilities, as all of the facilities have cross-default provisions that would result in default under all of the facilities if there is a default under any one of the facilities. If the repayment of amounts owed under our debt and other credit arrangements is accelerated for any reason, we may not have sufficient cash and liquid assets at such time to be able to immediately repay all the amounts owed under the facilities.

The revolving credit facility is a significant factor relative to our ongoing liquidity and our ability to meet the cash needs associated with the growth of our business. Our inability to use this program because of a failure to comply with its covenants would adversely affect our business operations. Funding of current and future customer receivables under the borrowing facility can be adversely affected if we exceed certain predetermined levels of re-aged customer receivables, write-offs, bankruptcies or other ineligible customer receivable amounts.

Capital expenditures

We lease 63 of our 66 stores, and our plans for future store locations include primarily leases, but do not exclude store ownership. Our capital expenditures for future new store projects should primarily be for our tenant improvements to the property leased (including any new distribution centers and warehouses), the cost of which is estimated to be between $1.0 million and $1.5 million per store, and for our existing store remodels, in the range of $500,000 per store remodel, depending on store size. In the event we purchase existing properties, our capital expenditures will depend on the particular property and whether it is improved when purchased. We are continuously reviewing new relationship and funding sources and alternatives for new stores, which may include “sale-leaseback” or direct “purchase-lease” programs, as well as other funding sources for our purchase and construction of those projects. If we are successful in these relationship developments, our direct cash needs should include only our capital expenditures for tenant improvements to leased properties and our remodel programs for existing stores, but could include full ownership. In addition to remodeling existing stores, we have re-initiated our store opening program with plans to open five new stores during fiscal year 2013. All of these stores will be in new markets, and is expected to include our entrance into at least one new state. Our anticipated capital expenditure budget for fiscal year 2013 is $16 million to $20 million, net of landlord allowances.

MANAGEMENT

Biographical Information

The following sets forth certain biographical information regarding our executive officers, including service with Conn Appliances, Inc., our predecessor company, and our directors as of November 30, 2012. The board elects our executive officers at its board meeting immediately following our annual meeting of stockholders, and updates the executive officer positions as necessary. Our executive officers serve at the discretion of the board and until their successors are elected and qualified or until the earlier of their death, resignation or removal.

Name	Age	Positions	Years of Service with Conn’s
Theodore M. Wright	50	Chairman of the Board, Chief Executive Officer and President	9
Michael J. Poppe	45	Chief Operating Officer and Executive Vice President	8
Brian E. Taylor	50	Vice President and Chief Financial Officer	< 1
David W. Trahan	51	President – Retail Division	26
Reymundo de la Fuente, Jr.	52	President – Credit Division	14
David R. Atnip	65	Senior Vice President and Treasurer	20
Walter M. Broussard	53	Senior Vice President – Store Operations	27
Clinton W. Harwood	56	Senior Vice President – Information Technology	18
Marvin D. Brailsford	73	Director	9
Jon E. M. Jacoby	74	Director	9
Kelly M. Malson	42	Director	< 1
Bob L. Martin	63	Lead Director	9
Douglas H. Martin	59	Director	9
David Schofman	40	Director	< 1
Scott L. Thompson	53	Director	8

Executive Officers

Theodore M. Wright was elected as our Chief Executive Officer and President effective December 5, 2011, having previously served as our Interim Chief Executive Officer and President from February 27, 2011 until this election. He was elected as Chairman of our board of directors effective December 7, 2010 and has served as a director since September 2003 when we became a publicly held entity. Mr. Wright served as the President of Sonic Automotive, Inc., a New York Stock Exchange listed and Fortune 300 automotive retailer, from October 2002 until his retirement in April 2005. Previously Mr. Wright served as its Chief Financial Officer from April 1997 to April 2003. Mr. Wright also served on Sonic Automotive, Inc.’s board of directors from 1997 through 2004. From 1995 to 1997, Mr. Wright was a Senior Manager in Deloitte & Touche LLP’s Columbia, South Carolina office. From 1994 to 1995, he was a Senior Manager in Deloitte & Touche LLP’s National Office of Accounting Research and SEC Services Department. Mr. Wright currently serves on the board of directors of Titan Machinery, Inc., and serves as a member of its audit committee and its compensation committee. Mr. Wright received a B.A. from Davidson College.

Mr. Wright has extensive accounting knowledge and public company audit committee experience and provides valuable guidance to our board of directors in overseeing financial and accounting aspects of our company’s operations. He previously served on the board of directors’ audit committee as its chairman, and on the board’s compensation committee. In addition, his prior experience as executive of a public company in the retail industry provides additional insights to our board of directors. His service to our company as our Chief Executive Officer and President provides Mr. Wright with additional and particular knowledge of our company that he brings to our board of directors.

Michael J. Poppe served as our Chief Financial Officer from February 1, 2008 until April 23, 2012, when our board of directors appointed him as our Chief Operating Officer, and has served as our Executive

Vice President since June 1, 2010. Mr. Poppe served as our Controller and Assistant Chief Financial Officer and Assistant Treasurer since he joined us in September 2004 until February 1, 2008. Mr. Poppe is responsible for our credit and service operations, as well as our human resource and legal functions, and has been responsible for our management information system functions. In the 14 years prior to his joining our company, Mr. Poppe served in various accounting and financial management positions in public accounting with Arthur Andersen LLP and in automotive retail companies, most recently as Vice President and Corporate Controller of Group 1 Automotive, Inc. Mr. Poppe spent from January 1997 until May 2004 at Group 1 Automotive, Inc., a New York Stock Exchange listed, Fortune 500 retail company, and was a member of its founding management team. Mr. Poppe is a certified public accountant and obtained his B.B.A in accounting and finance from Texas A&M University.

Brian E. Taylor has served as Vice President and Chief Financial Officer effective April 23, 2012. Mr. Taylor has over 25 years of experience with growing, publicly-traded companies. He most recently served as Finance Integration Manager for Schlumberger Limited, after its acquisition of Smith International, Inc. in 2010. From 1999 through 2010, he served in various financial management roles with Smith International, Inc., including Corporate Vice President and Controller. Mr. Taylor also spent two years at Camco International, Inc., a publicly-traded oilfield service company prior to its acquisition by Schlumberger Limited, as its Director of Corporate Accounting and Worldwide Controller. Mr. Taylor began his career at Arthur Andersen LLP, spending 10 years in its assurance practice. Mr. Taylor is a certified public accountant and obtained a B.S. in accounting from Louisiana State University.

David W. Trahan was elected President – Retail Division by our board of directors on June 3, 2008. Mr. Trahan has previously served as our Executive Vice President – Retail from June 1, 2007, as our Senior Vice President – Retail from April 1, 2006 and as our Senior Vice President – Merchandising from October 2001. He has been employed by us since 1986 in various capacities, including sales, store operations and merchandising. He has been directly responsible for our merchandising and product purchasing functions, as well as product display and pricing operations, for the last four years. Mr. Trahan has completed special study programs at Harvard University, Rice University and Lamar University.

Reymundo de la Fuente, Jr. was elected President – Credit Division by our board of directors on June 3, 2008. Mr. de la Fuente has previously served as our Executive Vice President – Credit from June 1, 2007, and as our Senior Vice President – Credit since October 2001. Since joining us in 1998, he has served in positions that involve direct responsibility for credit underwriting, customer service inbound operations, collections, recovery of charge-offs and related legal activities. Mr. de la Fuente has worked in the credit receivables industry since 1986 with national credit organizations. His responsibilities included the strategic direction and development of large credit portfolios. Mr. de la Fuente obtained his B.B.A. in finance from The University of Texas at San Antonio and holds an M.B.A. from Our Lady of the Lake in San Antonio. In November 2012, Mr. de la Fuente announced he is leaving our company to pursue other opportunities. He plans to stay at our company through January 31, 2013 to transition his duties.

David R. Atnip has served as our Senior Vice President since October 2001 and as our Treasurer since 1997. He joined us in 1992 and served as Chief Financial Officer from 1994 to 1997 and as our Secretary from 1997 to 2005. In 1995, he joined our board of directors and served in that capacity until September 2003. Mr. Atnip holds a B.B.A. in accounting from The University of Texas at Arlington and has over 21 years of financial experience in the savings and loan industry.

Walter M. Broussard has served as our Senior Vice President – Store Operations since June 2010, Senior Vice President – Recruiting since June 3, 2008, as our Senior Vice President – Sales since 2005, and previously served as our Senior Vice President – Store Operations from October 2001. Mr. Broussard has served us in numerous retail capacities since 1985, including working on the sales floor as a sales consultant, store manager and district manager. He has over 28 years of retail sales experience. He attended Lamar University and has completed special study programs at Harvard University, Rice University and the University of Notre Dame.

Clinton W. Harwood has served as our Senior Vice President – Information Technology since being appointed by our board of directors effective June 1, 2007. He previously served as our Vice President – Information Technology since August 2000. Mr. Harwood joined Conn’s in April 1994 as Manager of Computer Operations, and has served our company in all aspects of information technology since that time. Prior to joining our company, he served in various information technology positions in the utility, academic and petrochemical industries. Mr. Harwood holds both a Bachelor (1979) and Master (1988) of Science degrees in Computer Science from Lamar University, and completed a special study program at Harvard University.

Directors

Marvin D. Brailsford has served as a director since September 2003. From 1996 until 2002, General Brailsford served as Vice President-Material Stewardship Project Manager for the U.S. government’s Rocky Flats Environmental Technology Site where he was responsible for managing engineered systems and commodities purchasing. From 1992 to 1996, General Brailsford was president of the Brailsford Group, Inc., a management consulting company, and served as president of Metters Industries, Inc., an information technology and systems engineering company, during this time period. In 1992, he retired from the U.S. Army as a Lieutenant General, after 33 years of service, most recently where he served as Deputy Commanding General Materiel Readiness/Executive Director for Conventional Ammunition at the U.S. Materiel Command in Alexandria, Virginia. General Brailsford served on the board of directors of Illinois Tool Works, Inc. from 1996 until his resignation in 2011, and was a member of its audit committee and chairman of its corporate governance and nominating committee. He also serves or has served on the boards of directors of various private and governmental entities. General Brailsford earned a B.S. degree in biology from Prairie View A & M University and a M.S. degree in bacteriology from Iowa State University. He is also a graduate of the Executive Program at the Graduate School of Business Administration, University of California at Berkley; Harvard University’s John F. Kennedy School of Government; the U.S. Army Command and General Staff College; and the Army War College.

General Brailsford has extensive experience overseeing and evaluating complex operational processes which enhance the analysis of our own internal operations, programs and processes. He is a highly respected leader who brings extensive experience from his days serving our country, and extensive board management and corporate governance experience to our board of directors. General Brailsford served as Chairman of our Audit Committee from March 23, 2011 to November 26, 2012.

Jon E.M. Jacoby has served as a director since April 2003. In September 2006 Mr. Jacoby was elected Vice Chairman and Senior Principal of The Stephens Group LLC, a family-owned investment company, and, on June 30, 2006, was elected as Executive Vice President of SF Holdings, Inc., formerly known as The Stephens Group, Inc. In September 2003, he retired as a Vice Chairman of Stephens Inc., where he was employed since 1963. His positions included Investment Analyst, Assistant to the President and Manager of the Corporate Finance Department and the Special Investments Department for Stephens Group, Inc. During the previous five years, Mr. Jacoby served as a director of Stephens Group, Inc. and its then wholly-owned subsidiary Stephens Inc. until 2006, and of Sangamo BioSciences, Inc. until 2007. Mr. Jacoby has also previously served on the board of directors of Delta and Pine Land Company, Power-One, Inc. and Eden Bioscience Corporation. He received his B.S. from the University of Notre Dame and his M.B.A. from Harvard Business School.

Mr. Jacoby brings to our board of directors expertise in investment and financial analysis through his career and other board experience. His experience in investment valuation and analysis makes him a valuable resource to our board of directors. Additionally, Mr. Jacoby’s relationship with holders of a large number of our company’s shares of stock helps the board of directors to have more direct insight into how its decisions impact our stockholders.

Kelly M. Malson was appointed as a director in August 2012. Effective November 26, 2012, Ms. Malson became Chair of our Audit Committee and is our Audit Committee’s financial expert. Ms. Malson has served as Chief Financial Officer and Treasurer of World Acceptance Corporation since March 2006, as its Senior Vice President since May 2009 and as its Vice President of Internal Audit from September 2005 to March 2006. Ms. Malson served as Finance Compliance Manager for ITRON, Inc., IEM Unit from 2004 to 2005. Prior to 2004, she served in various positions with KPMG, LLC and Arthur Andersen, LLP. Ms. Malson obtained her Bachelor’s Degree in Accountancy from Southern Illinois University in 1993.

Bob L. Martin has served as director since September 2003 and has served as our lead director since August 28, 2012. Mr. Martin was elected as an Operating Partner of The Stephens Group LLC, a family-owned investment company in March, 2012. He was previously a consultant to that entity. Mr. Martin has over 34 years of retailing and merchandising experience. Prior to retiring from the retail industry in 1999, he headed the international operations of Wal-Mart International, Inc. for 15 years. From 1968 to 1983 Mr. Martin was responsible for technology services for Dillard’s, Inc. During the previous five years, Mr. Martin served as a director of Dillard’s, Inc. until 2006, and also served as director of Sabre Holdings Corporation, Furniture Brands International and Guitar Center, Incorporated. Mr. Martin currently serves on the board of directors of Gap, Inc. He has experience as chairman of the corporate governance committee and compensation committee, and has been a member of the audit committee of publicly held companies. Mr. Martin attended South Texas University and holds an honorary doctorate degree from Southwest Baptist University.

Mr. Martin was selected to serve on our board of directors due to his extensive experience in information technology and the retail industry, as well as his service and experience on a host of other public company boards. Mr. Martin’s experiences contribute to our board of directors’ understanding of innovations and issues affecting information technologies and retail strategies in our industry and marketplace.

Douglas H. Martin has served as a director of the predecessor to our company since 1998, and was appointed as one of our directors in September 2003, when we became a publicly held entity. Mr. Martin is an Executive Vice President of Stephens Inc. where he has been employed since 1981. He is responsible for the investment of the firm’s capital in private companies. Mr. Martin serves as a member of the board of directors of numerous privately held companies. He received his B.A. in physics and economics from Vanderbilt University and his M.B.A. from Stanford University.

Mr. Martin brings to our board of directors diverse experience in investment analysis and valuation, and has extensive experience and insights into debt and equity financing and structuring, capital markets and capitalization strategies. Mr. Martin brings historical working knowledge of our company to our board of directors due to his long tenure and relationship with us. Mr. Martin’s relationship with the holders of a large number of shares of our stock also helps the board of directors to have more direct insight into how its decisions impact our stockholders.

David Schofman was nominated to serve on our board of directors by our Nominating and Corporate Governance Committee at its meeting in March 2012. Mr. Schofman is currently the Chief Executive Officer of Coro Health, LLC, a new media healthcare company. He serves on the board of directors of CPO Commerce, Inc., a position he has held since January 2005, and an owner of 2L2 Development, Inc., a family owned development and construction company. In addition Mr. Schofman participates in several other business ventures through his private equity and management services business,

AnderSchof, Investments LLP. Mr. Schofman has previously served as the Chief Executive Officer of Callaway Golf Interactive from June 2004 to September 2007, and as the Executive Vice President Global Ecommerce of Callaway Golf from 2004 to 2007. Mr. Schofman was the co-founder and Chief Executive Officer of FrogTrader from 2000-2004 until the company was sold to Callaway Golf. Prior to that, Mr. Schofman was the co-founder and Chief Executive Officer of International Golf Outlet from 1995-1999, which was sold to CBS Sportsline. Mr. Schofman is a graduate of the University of Texas at Austin in 1994.

Mr. Schofman has varied and valuable experience in electronic media, E-commerce, retail operations, branding and merchandising strategies. Having built and operated several business ventures, Mr. Schofman brings invaluable background and assets to our board of directors. He also brings our board of directors a high level of executive experience due to his serving as chief executive officer of businesses, as well as his serving as a director of other company boards of directors and advisors.

Scott L. Thompson has served as a director since June 2004. Mr. Thompson has been designated as a certified director by the National Association of Corporate Directors. Mr. Thompson is currently the Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc., and Chairman of its board of directors, positions he has held since 2008. From May 2008 until October 13, 2008, Mr. Thompson served as Senior Executive Vice President and Chief Financial Officer of Dollar Thrifty. Mr. Thompson retired from Group 1 Automotive, Inc. where he played a major role in the founding and subsequent growth of that New York Stock Exchange listed and Fortune 500 Company. He served as Executive Vice President, Chief Financial Officer and Treasurer of Group 1 from February 2002 until his retirement in January 2004. From 1996 until February 2002, Mr. Thompson served as Senior Vice President, Chief Financial Officer and Treasurer of Group 1. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a billion dollar diversified enterprise with interests in automotive retailing, investments, energy and professional sports. Mr. Thompson has previously served, during the previous five years, on the board of directors of UAP Holding Corp. through 2008, and is currently serving on the Board of Houston Wire and Cable. Mr. Thompson has extensive experience in automotive retailing, investments, energy and professional sports and is a certified public accountant.

Mr. Thompson’s varied and valuable experience in the financial, retail, operational, corporate governance and accounting areas of business brings invaluable background and assets to our board of directors. He also brings our board of directors a high level of executive experience due to his serving as chief executive officer of a public company, as well as his serving as a director of other public company boards of directors, and by being designated as a Certified Director by the National Association of Corporate Directors. Mr. Thompson served as the financial expert on our Audit Committee during the current fiscal year until the appointment of Ms. Malson as the Chair of our Audit Committee and our Audit Committee’s financial expert on November 26, 2012.

SELLING STOCKHOLDERS

The selling stockholders are offering to sell 4,091,621 shares of our common stock and we are offering to sell 1,408,379 shares of our common stock in this offering.

The table below sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of November 29, 2012.

	Shares Beneficially Owned Prior to the Offering			Shares Offered Hereby		Shares Beneficially Owned Subsequent to the Offering
Name	Number		Percent	Number		Number	Percent
SG-1890, LLC(1)	8,415,991		25.7%	2,278,426		6,137,565	18.0%
W.R. Stephens, Jr.(1)	8,416,610	(2)		2,278,426	(3)	6,138,184
Conn’s Voting Trust	7,059,553	(4)	21.6%	1,813,195		5,246,358	15.4%
Warren A. Stephens	3,564,908	(5)		852,029	(6)	2,712,879
Stephens Investment Holdings LLC	427,382	(7)		103,709	(6)	323,673
Curtis F. Bradbury, Jr.	1,738,338	(8)		421,828	(6)	1,316,510
Douglas H. Martin	260,382	(9)		62,433	(6)	197,949
Stephens Inc.	168,242	(10)		82,430	(6)	85,812
Harriet C. Stephens	1,334,562	(11)		325,479	(6)	1,009,083
Warren A. Stephens Trust	2,744,112	(12)		665,890	(6)	2,078,222
Warren A. Stephens Grantor Trust	200,701	(12)		100,351	(6)	100,350
Harriet C. Stephens Trust	927,745	(12)		225,128	(6)	702,617
Warren & Harriet Stephens Child. Trust	1,242,559	(12)		301,521	(6)	941,038
Warren M.A. Stephens 95 Trust	74,779	(12)		18,146	(6)	56,633
John Calhoun Stephens 95 Trust	74,779	(12)		18,146	(6)	56,633
Laura Whitaker Stephens 95 Trust	74,779	(12)		18,146	(6)	56,633
Grandchild’s Trust #2	624,020	(12)		151,426	(6)	472,594

(1)	The Address for SG-1890, LLC and Mr. Stephens is 100 Morgan Keegan Drive, Suite 500, Little Rock, AR 72202.
(2)

Includes 619 shares owned directly by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens, as sole trustee, has sole voting power and sole dispositive power. Also includes 8,415,991 shares owned by SG-1890, LLC as to which Mr. Stephens, as CEO of The Stephens Group, LLC, Manager of the LLC, has voting power and dispositive power.

(3)	Includes the 2,278,426 shares being sold by SG-1890, LLC.
(4)

These shares have been contributed to a voting trust and are held and voted by an independent third party as voting trustee. The voting trust will vote the shares held in the voting trust in the same proportion as votes cast “for” or “against” any proposals by all other stockholders. The voting trust agreement imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement will expire on October 31, 2013 or such earlier time as Stephens Inc. ceases to be an affiliate of ours or a market maker of our common stock. The address for the voting trust is 111 Center Street, Little Rock, AR 72201.

(5)

Includes 164,860 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President, has no voting power and sole dispositive power. Also includes 3,382 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 599 shares beneficially owned by Warren A. Stephens Trust as to which Mr. Stephens has sole voting and dispositive power. Also includes 2,743,513 shares beneficially owned by Warren A. Stephens Trust which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 274,885 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager, has no voting power and sole dispositive power. Also includes 152,497 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by WAS Conn’s Annuity Trust One, Harriet C. Stephens, trustee, which have been contributed to the Voting Trust and as to which Mr. Stephens has no voting power and may be deemed to have shared dispositive power. The address for Mr. Stephens is 111 Center Street, Little Rock, AR 72201.

(6)	Included in the 1,813,195 shares being sold by Conn’s Voting Trust.
(7)

Includes 274,885 shares which have been contributed to the Voting Trust and as to which Stephens Investments Holdings LLC has no voting power and sole dispositive power, and 152,497 shares held directly as to which Stephens Investments Holdings LLC has sole voting power and sole dispositive power. The address for the LLC is 111 Center Street, Little Rock, AR 72201.

(8)

Includes 271,442 shares which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. Also includes 74,779 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, all of which have been contributed to the Voting Trust and as to which Mr. Bradbury, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 1,242,559 shares beneficially owned by Warren and Harriet Stephens Children’s Trust which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power. The address for Mr. Bradbury is 111 Center Street, Little Rock, AR 72201.

(9)

Includes 14,602 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, and 153,119 shares which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,100 shares owned by Douglas Martin Custodian for Haven Celeste Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,000 shares owned by Douglas Martin Custodian for Brett Austin Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 1,000 shares owned by Douglas Martin Custodian for James Garth Martin, which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power. Also includes 80,000 shares which Mr. Martin has the right to receive upon the exercise of options. Also includes 9,561 vested restricted stock units. The address for Mr. Martin is 111 Center Street, Little Rock, AR 72201.

(10)

Includes 164,860 shares which have been contributed to the Voting Trust and as to which Stephens Inc. has no voting power and sole dispositive power and 3,382 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. may be deemed to have shared voting power and shared dispositive power. The address for Stephens Inc. is 111 Center Street, Little Rock, AR 72201.

(11)

Includes 927,745 shares beneficially owned by the Harriet C. Stephens Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 200,701 shares beneficially owned by the Warren A. Stephens Grantor Trust which have been contributed to the Voting Trust and as to which Ms. Stephens, as trustee, has no voting power and sole dispositive power. Also includes 206,116 shares beneficially owned by the WAS Conn’s Annuity Trust One which have been contributed to the Voting Trust and as to which Ms. Stephens, as trustee, has no voting power and shared dispositive power. The address for Ms. Stephens is 111 Center Street, Little Rock, AR 72201.

(12)	Included in the 7,059,553 shares held by Conn’s Voting Trust.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder (including proposed and temporary regulations) and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary is not exhaustive of all possible tax considerations and does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	partnerships, other pass-through entities, and investors in pass-through entities.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local, non-U.S. and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “– Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities or act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates (subject to an applicable income tax treaty providing otherwise) and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Relating to Foreign Accounts

The FATCA legislation enacted in 2010 generally imposes a withholding tax of 30% on dividend income paid on, and the gross proceeds of a disposition of, shares of stock paid after December 31, 2012, to (i) a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), and (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. Under proposed regulations, and recent administrative guidance this new withholding tax will not apply (i) to dividend income on stock that is paid on or before December 31, 2013, or (ii) to gross proceeds from the disposition of stock paid on or before December 31, 2016. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus supplement and the accompanying prospectus through the underwriters listed below. Piper Jaffray & Co. and Stephens Inc. are acting as the joint bookrunning managers of this offering and representatives of the underwriters. Subject to the terms of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares listed opposite its name below.

Underwriters	Number of Shares
Piper Jaffray & Co.	1,980,000
Stephens Inc.	1,980,000
Stifel, Nicolaus & Company, Incorporated	660,000
Canaccord Genuity Inc.	440,000
KeyBanc Capital Markets Inc.	440,000

Total	5,500,000

Each underwriter is committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. The underwriters propose to offer the common stock directly to the public at the price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.8025 per share. After this offering, the underwriters may change the offering price and other selling terms.

We have granted the underwriters an option to buy up to an additional 825,000 shares of common stock from us to cover over-allotments. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus supplement. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The following table shows the per share and total underwriting discount to be paid to the underwriters in this offering assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total with No Exercise	Total With Exercise
Paid by us	$1.3375	$1,883,707	$2,987,144
Paid by the selling stockholders	$1.3375	$5,472,543	$5,472,543

We estimate expenses payable by us in connection with this offering of common stock, other than the underwriting discounts referred to above, will be approximately $625,000.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We, each of our directors and executive officers (other than Mr. de la Fuente, who announced he is leaving our company in January 2013), and the selling stockholders are subject to lock-up agreements that prohibit us and them from offering for sale, pledging, announcing the intention to sell, selling, contracting to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of at least 90 days following the date of this prospectus supplement without the prior written consent of Piper Jaffray and Stephens. The lock-up agreements do not prohibit our directors and executive officers or the selling stockholders from transferring shares of our common stock for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms. The lock-up provisions also do not prevent us or the selling stockholders from selling shares to the underwriters pursuant to the underwriting agreement, and do not prevent us from granting options to acquire securities under our existing stock option plans or issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus supplement.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The restrictions in the lock-up agreements can be waived at any time in the sole discretion of Piper Jaffray and Stephens. Piper Jaffray and Stephens have granted a waiver to David Atnip for the sale of up to 50,000 shares of our common stock so long as such sale occurs at least 10 days following the date of this prospectus supplement.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we or the selling stockholders have sold to the underwriters. Short sales involve the sale by the underwriters of a greater number of shares than the underwriters are required to purchase in the offering. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the NASDAQ Global Select Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

This prospectus supplement and the accompanying prospectus may be available in electronic format on websites or other online resources maintained by the underwriters or their affiliates and the underwriters may distribute this prospectus supplement and the accompanying prospectus electronically. Other than this prospectus supplement and the accompanying prospectus supplement in electronic format, the information on such websites and any information contained in any other website maintained by the underwriters or any of their affiliates is not part of this prospectus supplement or the accompanying prospectus has not been approved or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. See “Conflict of Interest” for a description of certain relationships between us and Stephens, one of the joint bookrunning managers for this offering, and affiliates of Stephens.

Selling Restrictions

Sales outside the United States.    No action has been taken in any jurisdiction, except in the United States, that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Notice to prospective investors in European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of securities may not be made to the public in that Member State, other than:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State), and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom.    This prospectus supplement and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) who fall within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

The distribution of this prospectus supplement and the accompanying prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene the Order. No person falling outside those categories should treat this prospectus supplement and the accompanying prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus supplement and the accompanying prospectus are advised that we, the underwriters and any other person that communicates this prospectus supplement and the accompanying prospectus are not, as a result solely of communicating this prospectus supplement or the accompanying prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus supplement or the accompanying prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

Notice to prospective investors in Switzerland.    The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to prospective investors in France.    The prospectus supplement and the accompanying prospectus (including any amendment, supplement or replacement thereto) have not been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no security has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus supplement and the accompanying prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any securities acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Notice to prospective investors in Italy.    The offering of the securities has not been registered pursuant to the Italian securities legislation and, accordingly, we have not offered or sold, and will not offer or sell, our common stock in the Republic of Italy in a solicitation to the public, and that sales of our common stock in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations. In any case, our common stock cannot be offered or sold to any individuals in the Republic of Italy either in the primary market or the secondary market.

We will not offer, sell or deliver any securities or distribute copies of this prospectus supplement or any other document relating to our common stock in the Republic of Italy except to “Professional Investors,” as defined in Article 31.2 of CONSOB Regulation No. 11522 of 2 July 1998 as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 as amended (“Decree No. 58”), or in any other circumstances where an expressed exemption to comply with the solicitation restrictions provided by Decree No. 58 or Regulation No. 11971 of 14 May 1999 as amended applies, provided, however, that any such offer, sale or delivery of our common stock or distribution of copies of this prospectus supplement or any other document relating to our common stock in the Republic of Italy must be:

(a)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue, trading or placement of securities in Italy is subject to a prior notification to the Bank of Italy, unless an exemption, depending, inter alia, on the aggregate amount and the characteristics of our common stock issued or offered in the Republic of Italy, applies; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Notice to prospective investors in Germany.    This prospectus supplement and the accompanying prospectus have not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht – BaFin) nor any other German authority has been notified of the intention to distribute shares of our common stock in Germany. Consequently, shares of our common stock may not be distributed in Germany by way of public offering, public advertisement or in any similar manner

AND THIS PROSPECTUS SUPPLEMENT AND ANY OTHER DOCUMENT RELATING TO THE OFFERING, AS WELL AS INFORMATION OR STATEMENTS CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN GERMANY OR USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OF SHARES OF OUR COMMON STOCK TO THE PUBLIC IN GERMANY OR ANY OTHER MEANS OF PUBLIC MARKETING. Shares of our common stock are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus supplement and the accompanying prospectus are strictly for use of the person who has received it. They may not be forwarded to other persons or published in Germany.

Notice to prospective investors in Norway.    Shares of our common stock will not be offered in Norway other than (i) to investors who are deemed professional investors under Section 5-4 of the Norwegian Securities Trading Act of 1997 as defined in Regulation no. 1424 of 9 December 2005 (“Professional Investors”), (ii) to fewer than 100 investors that are not Professional Investors or with a total consideration of less than EUR 100,000 calculated over a period of 12 months, or (iii) with a minimum subscription amount of EUR 50,000. Consequently, no public offering will be made in Norway and this prospectus supplement and the accompanying prospectus have not been filed with or approved by any Norwegian authority. The prospectus supplement and accompanying prospectus must not be reproduced or otherwise distributed to others by the recipient.

Notice to prospective investors in Finland.    This prospectus supplement and the accompanying prospectus have not been prepared to comply with the standards and requirements regarding public offering set forth in the Finnish Securities Market Act (1989/495, as amended) and they have not been approved by the Finnish Financial Supervision Authority. Shares of our common stock may not be offered, sold, advertised or otherwise marketed in Finland under circumstances which constitute public offering of securities under Finnish law.

Acceptance of prospectus.    By accepting this prospectus supplement and the accompanying prospectus, the recipient represents and warrants that he is entitled to receive them in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

CONFLICT OF INTEREST

As of November 29, 2012, Stephens Inc., one of the joint bookrunning managers and one of the selling stockholders for this offering, and certain of its affiliates beneficially owned 7,316,812 shares, or approximately 22.3%, of our common stock. After completion of this offering, Stephens Inc. and its affiliates will own 5,503,617 shares, or approximately 16.1%, of our common stock, assuming no exercise of the underwriters’ over-allotment option. Douglas H. Martin, one of our directors, is an Executive Vice President of Stephens Inc. The selling stockholders that are affiliates of Stephens Inc. are Douglas H. Martin, another senior officer of Stephens Inc. and various entities owned by or established for the benefit of members of Warren A. Stephens’ family. Stephens Inc. is beneficially owned by a trust for Mr. Stephens.

From time to time we have engaged Stephens Inc. to act as our financial advisor. For example, in fiscal 2011 we engaged Stephens Inc. to be our financial advisor to advise us in connection with our rights offer. More recently we have engaged Stephens Inc. to advise us on certain transactions that we may consider during fiscal 2012. If these transactions are presented to the company, we agreed to pay Stephens Inc. success fees in the event of the consummation of any such opportunity, together with an additional fee for any opinion our board asks Stephens Inc. to render in connection with any such opportunity. The disinterested members of our board of directors have determined that it is in the company’s best interest to engage Stephens Inc. in such capacity to assist us in analyzing and advising us with respect to these opportunities. The engagement of Stephens Inc. as financial advisor was approved by the independent members of our board of directors after full disclosure of the conflicts of interests of the related parties in the transaction. Mr. Douglas H. Martin did not participate in the approval process.

Because Stephens Inc. is an underwriter and a selling stockholder and it beneficially owns more than 10% of our common stock, Stephens Inc. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Under FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because this offering is of a class of securities having a bona fide public market, as defined by FINRA Rule 5121. In accordance with FINRA Rules, Stephens Inc. will not confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts.

For a number of years, we continued to engage the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of our direct mailing advertising and our credit collection mailings. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by the SF Holding Corp., members of the Stephens family, Jon E.M. Jacoby and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant stockholders of our company, and Messrs. Jacoby and Martin are members of our board of directors. The fees we paid to DMS during fiscal years 2010, 2011 and 2012 amounted to approximately $2.4 million, $2.4 million and $2.3 million, respectively. When DMS was initially engaged to perform direct marketing services and credit collection mailings for us, a competitive analysis was performed from submissions by various marketing and printing groups, with DMS presenting the low price point in these analyses. During fiscal years 2010, 2011 and 2012, additional analyses have been performed which have supported that DMS offers us the lowest cost for the best service.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of Conn’s, Inc. appearing in Conn’s, Inc.’s Annual Report (Form 10-K) for the fiscal year ended January 31, 2012, including the schedule appearing therein, and the effectiveness of Conn’s, Inc.’s internal control over financial reporting as of January 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain an Internet website at http://www.conns.com which contains information concerning us and our subsidiaries. The information contained on our Internet website and those of our subsidiaries is not incorporated by reference in this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, as amended, under the Securities Act with respect to the securities being offered under this prospectus supplement. This prospectus supplement, which forms part of the registration statement, does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. For further information about us and our securities, please see the registration statement and our other filings with the SEC, including our annual, quarterly, and current reports and proxy statements, which you may read and copy at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s Internet website at www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents without actually including the specific information in this prospectus. The information incorporated by reference in this prospectus supplement and the accompanying prospectus is considered to be part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC or contained in this prospectus supplement or the accompanying prospectus will automatically update and supersede this information. Therefore, before you decide to invest in this offering, you should check for reports we may have filed with the SEC after the date of this prospectus supplement. We incorporate by reference into this prospectus supplement and the accompanying prospectus (1) the documents listed below, (2) any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, following the date of this prospectus supplement and prior to the termination of the offering covered by this prospectus supplement and the accompanying prospectus and (3) any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement of which this prospectus supplement is a part and prior to the effectiveness of such registration statement, in each case other than information furnished to the SEC under Items 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus supplement or the accompanying prospectus. As of the date of this prospectus supplement, we incorporate by reference the following documents:

•

our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, filed with the SEC on April 12, 2012, including portions of our Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders held on May 30, 2012 to the extent specifically incorporated by reference into such Form 10-K;

•	our Quarterly Reports on Form 10-Q for the periods ended April 30, 2012, July 31, 2012, and October 31, 2012, filed with the SEC on June 5, 2012, September 6, 2012, and December 3, 2012, respectively;

•

our Current Reports on Form 8-K, filed with the SEC on March 30, 2012, April 23, 2012, May 1, 2012, May 23, 2012, August 30, 2012, September 27, 2012 and December 7, 2012 and Item 8.01 of our Current Report on Form 8-K filed on December 3, 2012; and

•

the description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A filed by us with the SEC on October 10, 2003 pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

Any statement contained in a document that is incorporated by reference herein will be deemed to be modified or superseded for all purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference herein) modifies or is to the contrary of that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded. You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address and telephone number:

Conn’s, Inc.

Attention: Sydney K. Boone – Corporate General Counsel and Secretary

4055 Technology Forest Boulevard

The Woodlands, Texas 77381

(936) 230-5899

PROSPECTUS

$150,000,000

CONN’S, INC.

Common Stock

Preferred Stock

Debt Securities

Warrants

Rights

Stock Purchase Contracts

Depositary Shares

Units

4,407,227 Shares of Common Stock Offered by the Selling Stockholders

This prospectus will allow us to issue common stock, preferred stock, debt securities, warrants, rights, stock purchase contracts, depositary shares and units from time to time at prices and on terms determined at or prior to the offering. We may offer these securities up to an aggregate offering price of $150,000,000.

In addition, this prospectus will allow selling stockholders to be named in a prospectus supplement to offer up to 4,407,227 shares of our common stock from time to time at prices and on terms determined at or prior to the offering. To the extent that any selling stockholder resells any securities, the selling stockholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling stockholder and the terms of the securities being offered.

The specific terms of any offered securities will be described in a prospectus supplement. These securities may be offered to or through one or more underwriters, dealers and agents, directly to purchasers, or through any other manner permitted by law, on a continued or delayed basis. See “Plan of Distribution” in this prospectus. The plan of distribution for any particular offering of these securities may also be described in any applicable prospectus supplement. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which they will be offered will be included in one or more prospectus supplements to this prospectus relating to that offering.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities. The prospectus supplement may add to, change, update or supersede information contained in this prospectus. The prospectus supplement may also contain important information about U.S. federal income tax consequences. You should read carefully this prospectus together with any applicable prospectus supplement and the information incorporated by reference into this prospectus and any applicable prospectus supplement before you decide to invest in our securities.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CONN.” On September 25, 2012, the closing price of our common stock as quoted on the NASDAQ Global Select Market was $22.31 per share. Each prospectus supplement will indicate whether the securities offered thereby are expected to be listed on any securities exchange.

Our principal executive office is located at 4055 Technology Forest Boulevard, The Woodlands, Texas 77381. Our telephone number is (936) 230-5899 and our company website is www.conns.com. Information on our website is not incorporated into this prospectus and does not constitute a part of this prospectus.

Investing in our securities involves various risks. You should carefully consider the risk factors in the sections entitled “Special Note Regarding Forward-Looking Statements” beginning on page 6 and “Risk Factors” on page 5, the risk factors contained in our filings made with the Securities and Exchange Commission, and the risk factors in any applicable prospectus supplements before deciding to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of the prospectus is October 2, 2012

You should rely only on the information contained or incorporated by reference into this prospectus. No dealer, sales person or other person is authorized to provide you with any information that differs from the information in this prospectus. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC or the Commission, using a “shelf” registration process. Under this shelf registration process, we may from time to time sell common stock, preferred stock, debt securities, warrants to purchase any of such securities, rights to purchase any of such securities, stock purchase contracts, depositary shares and units that include any combination of such securities. We may offer these securities in one or more offerings up to a total aggregate dollar amount of $150,000,000.

In addition, under this shelf registration process certain selling stockholders to be named in a prospectus supplement may from time to time sell up to 4,407,227 shares of our common stock.

This prospectus provides you with a general description of the securities covered by this prospectus, which is not intended to be a complete description of each security. Each time securities are sold under this shelf registration process, we and/or the selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, change or supersede any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement. You should read the prospectus and any applicable prospectus supplement, together with the additional information described under the heading “WHERE YOU CAN FIND MORE INFORMATION,” before deciding to invest in any of the securities being offered. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus. No dealer, sales person or other person is authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement does not constitute an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date of the document containing the information. Our business, financial condition, results of operations and prospects may have changed since then.

PROSPECTUS SUMMARY

This summary highlights selected information about us and does not contain all the information that may be important to you. To understand the terms of the securities being offered by this prospectus, the associated prospectus supplement, and any free writing prospectus, we encourage you to read the entire prospectus, especially the risks of investing in the shares described under the section “Risk Factors,” and the documents identified under the caption “Incorporation of Documents by Reference.” Unless the context otherwise indicates, references in this prospectus, any prospectus supplement, and any free writing prospectus to “Conn’s,” the “Company,” “we,” “us” and “our” means Conn’s, Inc. and all of its direct and indirect subsidiaries, limited liability companies, and limited partnerships.

Company Overview

We are a leading specialty retailer of durable consumer products, and we also provide consumer credit to support our customers’ purchases of the products that we offer. Currently, we derive our revenue primarily from two sources: retail sales and delivery of consumer electronics, home appliances, furniture and mattresses, lawn and garden equipment and repair service agreements; and our in-house consumer credit program, including sales of related credit insurance products. We operate a highly integrated and scalable business through our 65 retail stores and our website, providing our customers with a broad range of brand name products, monthly payment options, next day delivery capabilities, and product repair service through well-trained and knowledgeable sales, consumer credit and service personnel. Through our in-house proprietary consumer credit programs, we provided financing, including down payments received, for approximately 60% of our retail sales during the twelve months ended January 31, 2012. Additionally, we offer third-party payment options through GE Capital, for customers with high credit scores, and RAC Acceptance, a rent-to-own payment plan for customers that do not qualify for the other options we offer.

During the past year we have closed or allowed the lease to expire on 12 stores. Additionally, we have announced plans to open five new stores during fiscal year 2013.

We offer over 2,100 product items, or SKUs, at good-better-best price points in our core retail product categories of:

•

Consumer Electronic, which includes LED, LCD, plasma, DLP and 3-D televisions, camcorders, digital cameras, Blu-ray players, video game equipment and software, portable audio, and home theater products. We represent such brands as Samsung, Sony, LG, Toshiba, Panasonic, Mitsubishi, Nintendo and Bose;

•

Furniture and Mattress, which includes living room, bedroom and dining room furniture and related accessories. We represent such brands as Serta, Sealy, Therapedic, Leggett & Platt, Franklin, Albany, Home Stretch, Vaughn Bassett, Harden, Steve Silver and Jackson Furniture;

•

Home Appliance, which includes refrigerators, freezers, washers, dryers, dishwashers, ranges and room air conditioners. We represent such brands as Whirlpool, Maytag, Frigidaire, Kitchen Aid, Samsung, LG, General Electric, Haier, Dyson, Eureka and Friedrich; and

•	Home office, which includes desktop, notebook, netbook and tablet computers, printers and computer accessories. We represent such brands as Hewlett Packard, Toshiba, Sony, Samsung, Dell and Asus.

We currently offer our products through 65 retail stores located in three states: Texas, Louisiana and Oklahoma, as well as through our website. We sell our products for cash or for payment through major credit cards, in addition to offering our customers several financing alternatives through our proprietary credit programs and third-party financing. Under our proprietary in-house credit program, we offer our customers an installment payment plan. Additionally, at times, we offer customers no-interest financing plans through our in-house credit program and a third-party financing program.

We began as a small plumbing and heating business in 1890. We started selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas. In 1959, we opened our second store and have since grown to 65 stores. We believe that our customer-focused business strategies make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers. We strive to provide our customers with:

•	a broad selection of products at various competitive price points;

•	next day delivery and installation capabilities;

•	a high level of customer service;

•	flexible payment alternatives through our proprietary in-house credit programs and third-party financing;

•	commissioned and trained sales force; and

•	product repair or replacement service.

For over 45 years we have offered flexible consumer credit through our proprietary in-house credit program to our credit-worthy customers for purchases of only the products we offer. We believe our consumer credit program differentiates us from our competitors who do not offer similar in-store consumer credit programs, and generates strong customer loyalty and repeat business for us. We believe that our credit customers represent an underserved market that seeks to purchase the latest in consumer goods through access to flexible consumer credit alternatives that are not widely available to them.

We believe that these strategies drive repeat purchases and enable us to generate substantial brand name recognition and customer loyalty. During the twelve months ended January 31, 2012, approximately 72% of our credit customers, based on the number of credit invoices written, were repeat customers, and, as of January 31, 2012, approximately 79% of balances due under our in-house credit program were from customers that have had previous credit accounts with us.

Our decisions to extend consumer credit to our retail customers are made by our internal credit underwriting department — separate and distinct from our retail sales department. Our underwriting process considers one or more of the following elements: credit bureau reporting; income verification; current income and debt levels; a review of the customer’s previous credit history with us; the credit risk of the particular products being purchased; and the level of the down payment made at the time of purchase.

In addition to underwriting, we employ our own collections department to service our consumer credit portfolio. Our in-house credit financed sales are secured by the products purchased, which we believe gives us a distinct advantage over other creditors when pursuing collections, especially given that, generally, the products we sell and finance are often times necessities for the home. We employ an intensive credit collection strategy that includes dialer-based calls, virtual calling and messaging systems, field collectors that contact borrowers at their home, collection letters, a legal staff that files lawsuits and attends bankruptcy hearings and voluntary repossession.

By combining our front-end underwriting discipline with the back-end rigor in monitoring and collections, we have achieved an average net loss ratio of 6.5% over the past three fiscal years. As of July 31, 2012, our total portfolio balance was $661.7 million and the percentage of borrowers who were more than 60 days delinquent was 7.5%. Additionally, we work with our borrowers after they experience financial hardships in order to help them re-establish their regular payment habits through our re-aging program. As of July 31, 2012, 10.6% of the total portfolio balance had been re-aged during the term of the financing, thereby extending the contractual term of those customers’ financing agreements.

Our principal executive offices are located at 4055 Technology Forest Boulevard, The Woodlands, Texas 77381. Our telephone number is (936) 230-5899, and our company website is www.conns.com. Information on our website is not incorporated into this prospectus and does not constitute a part of this prospectus.

RISK FACTORS

An investment in our securities involves various risks. Before you decide whether to purchase any of our securities, you should carefully consider the risks described below and in any applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, including without limitation, any risk factors discussed in our Annual Report on Form 10-K and any other filings made with the SEC, in light of your particular investment objectives and financial circumstances. The risks so described are not the only risks facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial conditions, or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

The price of our common stock has fluctuated substantially over the past several years and may continue to fluctuate substantially in the future.

From February 1, 2010 to September 25, 2012, the trading price of our common stock ranged from a low of $3.12 per share to a high of $26.98 per share. Our stock may continue to be subject to fluctuations as a result of a variety of factors, which are described throughout our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, including those factors discussed under the section of such report entitled “Risk Factors.” Some of these factors are beyond our control. We may fail to meet the expectations of our stockholders or securities analysts at some time in the future, and our stock price could decline as a result.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Such forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives. Statements containing the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” or the negative of such terms or other similar expressions are generally forward-looking in nature and not historical facts. Although we believe that the expectations, opinions, projections, and comments reflected in these forward-looking statements are reasonable, we can give no assurance that such statements will prove to be correct. A wide variety of potential risks, uncertainties, and other factors could materially affect our ability to achieve the results either expressed or implied by our forward-looking statements including, but not limited to: general economic conditions impacting our customers or potential customers; our ability to continue existing or offer new customer financing programs; changes in the delinquency status of our credit portfolio; higher than anticipated net charge-offs in the credit portfolio; the success of our planned opening of new stores and the update of existing stores; technological and market developments, and sales trends for our major product offerings; our ability to fund our operations, capital expenditures, debt repayment and expansion from cash flows from operations, borrowings from our revolving credit facility, and proceeds from accessing debt or equity markets; and the other risks detailed from time-to-time in our SEC reports, including but not limited to, our Annual Report on Form 10-K for our fiscal year ended January 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or the applicable incorporated document. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or the applicable incorporated document or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Unless otherwise provided in an applicable prospectus supplement, we currently intend to use the net proceeds from the sale of the securities under this prospectus by us for general corporate purposes, which may include general and administrative expenses, capital expenses, repayment or refinancing of debt, acquisitions of, or investment in, properties, companies, subsidiaries or assets that complement our business, or repurchasing or redeeming our securities. We will set forth in a prospectus supplement relating to a specific offering by us our intended use for the net proceeds received from the sale of securities in that offering. Pending the application of the net proceeds, we may to invest net proceeds in marketable securities and/or short-term investment grade and U.S. government securities.

We will not receive any proceeds from the sale of shares of our common stock by any selling stockholder.

SELLING STOCKHOLDERS

This prospectus relates in part to the possible sale by certain of our stockholders, who own shares of our common stock. Certain of the shares of our common stock included in this prospectus for resale by the selling stockholders were acquired when shares of preferred stock of our predecessor companies, which were beneficially owned by the selling stockholders, were converted into shares of our common stock at or around the time of our initial public offering in November 2003. Some of the shares of preferred stock of our predecessor companies were originally acquired by the selling stockholders in a management restructuring transaction in 1998 under an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder for transactions by an issuer not involving a public offering. The remainder of the shares of preferred stock of our predecessor companies were acquired from individual shareholders in several transactions exempt from registration between 1998 and 2003, including shares of preferred stock acquired in 2002 from a stockholder who was an executive in our company. The remaining shares of common stock that may be offered by the selling stockholders were acquired in our November 2010 rights offering. The issuance of shares of common stock acquired in the rights offering was registered under our prior universal shelf registration statement. The initial purchasers of these securities, as well as their transferees, pledges, donees or successors, all of whom are referred to herein as “selling stockholders,” may from time to time offer and sell such securities pursuant to this prospectus and any applicable prospectus supplement. Some of the selling stockholders are affiliates of the Company.

The applicable prospectus supplement will set forth the name of each of the selling stockholders, the amount of our common stock owned by each selling stockholder prior to the offering, the number of shares of our common stock to be offered by each selling stockholder and the amount of our common stock to be owned by each selling stockholder after completion of the offering. The applicable prospectus supplement will also disclose whether any of the selling stockholders has held any position or office with, has been employed by or otherwise has had a material relationship with us (or any of our predecessors or affiliates) during the three years prior to the date of such prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for the periods indicated below for Conn’s. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, which are incorporated by reference into this prospectus.

	Nine Months Ended October 31, 2012	Year Ended January 31,
		2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges(1)	3.5	—	1.0	1.2	2.6	2.7

(1)	Due to our loss in the fiscal year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1. For the fiscal year ended January 31, 2012, we incurred charges of approximately $11.1 million related to the repayment of our term loan that are not included in amortized premiums and expenses within fixed charges above. This amount included a prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and deferred financing costs of $0.9 million.

Ratio of earnings to fixed charges is calculated as income before provision for income taxes plus fixed charges (excluding capitalized interest), divided by fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.

For the periods indicated above, we did not have any outstanding shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the above table.

DILUTION

A prospectus supplement will set forth the following information regarding any material dilution of the equity interests of investors purchasing securities in an offering under this prospectus:

•	the net tangible book value per share of our equity securities before and after the offering;

•	the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers in the offering; and

•	the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that may be offered. The applicable prospectus supplement relating to any securities will describe the particular terms of the securities offered by that prospectus supplement. If indicated in the applicable prospectus supplement, the terms of the securities may differ from the terms summarized below. The prospectus supplement will also include information, where applicable, about material U.S. federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities are expected to be listed. The descriptions herein and in the applicable prospectus supplement do not contain all of the information that you may find useful or that may be important to you. You should refer to the provisions of the actual documents whose terms are summarized herein and in the applicable prospectus supplement, because those documents, and not the summaries, define your rights as holders of the relevant securities. For more information, please review the forms of these documents, which are or will be filed with the SEC and will be available as described under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

We may sell from time to time, in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities;

•	warrants to purchase any of the securities listed above;

•	rights to purchase any of the securities listed above;

•	stock purchase contracts;

•	depositary shares; and

•	units that include any combination of the securities listed above.

We may offer these securities under this prospectus up to an aggregate offering price of $150,000,000. If debt securities are issued at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

Certain selling stockholders may also sell from time to time, in one or more offerings, up to a total of 4,407,227 shares of our common stock under this prospectus.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that may be offered under this prospectus. For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation and bylaws, which are incorporated by reference into the registration statement, of which this prospectus forms a part. The terms of our common stock and preferred stock may also be affected by Delaware law.

Authorized Capital Stock

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of August 31, 2012, we had 32,588,907 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Subject to the provisions of our certificate of incorporation and limitations prescribed by law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, we may issue our common stock from time to time upon such terms and for such consideration as may be determined by our board of directors. Generally, the issuance of common stock, up to the aggregate amounts authorized by our certificate of incorporation and any limitations prescribed by law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, will not require approval of our stockholders.

The holders of our common stock, subject to any rights that may be granted to any preferred stockholders, elect all directors and are entitled to one vote per share on all other matters coming before a stockholders’ meeting. Our common stock has no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. All shares of common stock participate equally in dividends when and as declared by the board of directors and in net assets on liquidation. The shares of common stock have no preemptive rights to participate in future stock offerings.

Voting

For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in the stockholder’s name. Our common stock does not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Directors are elected by a plurality of the shares voting in person or by proxy. A plurality means receiving the largest number of votes, regardless of whether that is a majority.

Dividends

Holders of common stock are entitled to share ratably in any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock. Dividends consisting of shares of common stock may be paid to holders of shares of common stock. It is our current policy to retain future earnings to finance operations and expansion. Accordingly, we have not, and do not contemplate, declaring or paying cash dividends in the foreseeable future. Any future payment of dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors, including the terms of our indebtedness. In addition, provisions in agreements governing our long-term indebtedness restrict the amount of dividends that we may pay to our stockholders. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” of our Annual Report on Form 10-K for the year ended January 31, 2012.

Liquidation and Dissolution

If we are liquidated or dissolve, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities, subject to the prior rights of any outstanding preferred stock.

Other Rights and Restrictions

Holders of our common stock do not have preemptive rights, are not entitled to the benefits of any sinking fund, and have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer the stockholder’s shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock.

Listing

Our common stock is listed on the NASDAQ Global Select Market, Inc. under the symbol “CONN.” On September 25, 2012, the closing price of our common stock as quoted on the NASDAQ Global Select Market, Inc. was $22.31 per share.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws and the Delaware General Corporation Laws

Our certificate of incorporation and bylaws and the Delaware General Corporation Laws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are designed to, among other things, discourage coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of us to first negotiate with our board of directors in hopes of improving the terms of any such takeover bids.

Authorized but Unissued Capital Stock

We currently have 50,000,000 authorized shares of common stock and 1,000,000 authorized shares of preferred stock. Due to our authorized but unissued common stock and preferred stock, our board of directors may be able to discourage or make any attempt to obtain control of us more difficult. If, in the exercise of its fiduciary obligations, our board of directors determines that a takeover proposal is not in our best interest, the board of directors could issue a portion of these shares without stockholder approval, subject to any limitations prescribed by law or the rules of any stock exchange or automated quotation or system on which our securities may be listed or traded. These shares could be issued in one or more transactions that might prevent or make the completion of a proposed change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights, preferences and limitations of the authorized and unissued shares of our preferred stock. For example, our board of directors could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any proposed transaction or other voting matter;

•	elect directors having terms of office or voting rights greater than those of our other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of us; or

•	exercise other rights designed to impede a takeover.

Stockholder Action, Special Meeting of Stockholders, Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors and to bring other business before an annual meeting of our stockholders. For notice of stockholder nominations to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day, prior to the first anniversary of the date of the preceding year’s proxy statement in connection with the preceding year’s annual meeting. In addition to these procedures, a stockholder’s notice proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. Otherwise, the chairman of a meeting may determine that an individual was not nominated or the other business was not properly brought before the meeting.

No Stockholder Action by Written Consent; Special Meetings.

Any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent without a meeting unless approved in advance by our board of directors. Special meetings of our stockholders for any purpose or purposes may be called only by our chairman of the board, our president or by a majority of our board of directors.

Delaware Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in any “business combination” with any person deemed to be an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder unless:

•

prior to the date that the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date that the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not held by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, transfer, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which directly or indirectly materially increases the proportionate share of stock owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any person beneficially owning 15% or more of the outstanding voting stock of the corporation and any person controlling, controlled by or under common control with that person.

Section 203 may make it more difficult for an interested stockholder to effect various business combinations with us for a three-year period.

The above description of Section 203 of the Delaware General Corporation Law is intended as a summary only and is qualified in its entirety by reference to Section 203 of the Delaware General Corporation Law.

Liability and Indemnification of Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that provide for the indemnification of our directors and officers to the fullest extent permitted by applicable law. These provisions, among other things, indemnify each of our directors and officers for certain expenses, including judgments, fines, and amounts paid in settling or otherwise disposing of actions or threatened actions, incurred by reason of the fact that such person was a director or officer of Conn’s or of any other corporation which such person served in any capacity at the request of Conn’s.

In addition, we have entered into indemnification agreements with each of our directors pursuant to which we will indemnify them against judgments, claims, damages, losses, and expenses incurred as a result of the fact that any director, in his capacity as a director, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements also provide for the advancement of certain expenses (such as attorney’s fees, witness fees, damages, judgments, fines and settlement costs) to our directors in connection with any such suit or proceeding.

We maintain a directors’ and officers’ liability insurance policy to insure our directors and officers against certain losses resulting from acts committed by them in their capacities as our directors and officers, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act.

Preferred Stock

Our certificate of incorporation authorizes our board to issue up to 1,000,000 shares of preferred stock in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or other provisions as may be fixed by the board. While providing desired flexibility in connection with possible acquisitions and other corporate purposes, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. Shares of preferred stock may be convertible into common stock based on terms, conditions, rates and subject to such adjustments set by the board. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock, including the loss of voting control to others, and negatively affect any dividend payments or liquidation payments to holders of our common stock. No shares of preferred stock preferred stock are currently outstanding.

If we decide to issue any preferred stock pursuant to this prospectus, we will describe in a prospectus supplement the terms of the preferred stock, including, if applicable, the following:

•	the title of the series and stated value;

•	the number of shares of the series of preferred stock offered, the liquidation preference per share, if applicable, and the offering price;

•	applicable dividend rate(s) or amount(s), period(s) and payment date(s) or method(s) of calculation thereof;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	any procedures for auction and remarketing;

•	any provisions for a sinking fund;

•	any applicable provision for redemption and the price or prices, terms and conditions on which preferred stock may be redeemed;

•	any securities exchange listing;

•	any voting rights and powers;

•	whether interests in the preferred stock will be represented by depositary shares;

•	the terms and conditions, if applicable, of conversion into shares of our common stock, including the conversion price or rate or manner of calculation thereof;

•	a discussion of any material U.S. federal income tax considerations;

•	the relative ranking and preference as to dividend rights and rights upon our liquidation, dissolution or the winding up of our affairs;

•

any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or the winding up of our affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of such series of preferred stock.

All shares of preferred stock offered will, when issued, be validly issued, fully paid and nonassessable.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities that may be offered under this prospectus, we will describe the particular terms of any debt securities that may be offered in more detail in the applicable prospectus supplement. If we indicate in a prospectus supplement, the terms of any debt securities offered under that prospectus supplement may differ from the terms we describe below.

Senior notes will be issued under a senior indenture, and subordinated notes will be issued under a subordinated indenture. Each indenture for debt securities issued by us will be entered into between us and a trustee to be named in such indenture. We have filed forms of the senior indenture and the subordinated indenture as exhibits to the registration statement, of which this prospectus forms a part. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act of 1939, or the Trust Indenture Act. We use the term “trustee” to refer to either the trustee under the senior indenture or the trustee under the subordinated indenture, as applicable.

The following summaries of material provisions of senior notes, subordinated notes and the indentures are subject to, and qualified in their entirety by reference to, the provisions of the indenture applicable to a particular series of debt securities. Except as we may otherwise indicate, the terms of the senior indenture and the subordinated indenture are identical.

General

If we decide to issue any senior notes or subordinated notes pursuant to this prospectus, we will describe in a prospectus supplement the terms of the series of notes, including the following:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of notes in global form, and, if so, who the depository will be;

•	the maturity date;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the notes will be secured or unsecured, and the terms of any secured debt;

•	whether or not the notes will be senior or subordinated;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions;

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion of any material or special U.S. federal income tax considerations;

•	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of ours. Any convertible debt securities that may be offered shall be convertible only into the common stock or preferred stock of Conn’s. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

The indentures do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Events of Default Under the Indentures

The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•

if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

•	if we experience specified events of bankruptcy, insolvency or reorganization.

If an event of default with respect to debt securities of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, or premium, if any, on and accrued interest, if any, on the debt securities due and payable immediately.

If an event of default with respect to debt securities of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, or premium, if any, on and accrued interest, if any, on the notes due and payable immediately.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except uncured defaults or events of default regarding payment of principal, or premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee; and

•

the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal of, or the premium, if any, or interest on, the debt securities.

We will periodically file statements with the trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; or

•	to change anything that does not materially adversely affect the interests of any holder of notes of any series.

In addition, under the indentures, we and the trustee may change the rights of holders of a series of debt securities with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, the rate of interest or any premium payable upon the redemption of any debt securities;

•	reducing the minimum percentage of notes, the holders of which are required to consent to any amendment.

Discharge

Each indenture provides that we can elect, under specified circumstances, to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue notes of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, or another depository named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will not require any payment for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•

reissue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes we are redeeming in part.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given to it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest payment.

We will pay principal of and any premium and interest on the notes of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the trustee in The City of New York as our sole paying agent for payments with respect to notes of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the notes of a particular series. We will maintain a paying agent in each place of payment for the notes of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Notes

The subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated debt securities that we may issue. It also does not limit us from issuing any other secured or unsecured debt.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement, of which this prospectus forms a part.

General

We may issue warrants for the purchase of common stock, preferred stock or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock and debt securities, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement with a warrant agent. We will indicate the name and address and other information regarding the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

Terms

If we decide to issue warrants pursuant to this prospectus, we will specify in a prospectus supplement the terms of the series of warrants, including, if applicable, the following:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	the date on and after which the warrants and the related securities will be separately transferable;

•

in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon such exercise;

•	in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreement and warrants may be modified;

•	a discussion of any material U.S. federal income tax considerations of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•

the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•

in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 p.m. Eastern time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

DESCRIPTION OF RIGHTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the rights that we may offer under this prospectus and the related rights agent or subscription agent agreements and rights certificates. While the terms summarized below will apply generally to any rights that we may offer, we will describe the particular terms of any series of rights in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any rights offered under that prospectus supplement may differ from the terms described below. Specific rights agent or subscription agent agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement, of which this prospectus forms a part.

General

We may issue rights to purchase common stock, preferred stock, warrants or debt securities. The rights may or may not be transferable by the persons purchasing or receiving the rights. In connection with any rights issuance, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such rights issuance. Rights may be issued independently or together with any of our common stock, preferred stock, warrants and/or debt securities offered by a prospectus supplement, and may be attached to or separate from those offered securities. Each series of rights will be issued under a separate rights agent or subscription agent agreement to be entered into between us and a bank or trust company, as rights agent or subscription agent, as applicable, all as further set forth in the prospectus supplement relating to the particular issue of rights. The rights agent or subscription agent will act solely as our agent in connection with the rights and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights. A copy of the form of rights certificate representing a series of rights, will be filed with the SEC in connection with the offering of a particular series of rights.

Terms

The prospectus supplement relating to a particular issue of rights to purchase our common stock, preferred stock and/or warrants will describe the terms of those rights, which may include, without limitation, one or more of the following:

•	the date of determining the security holders entitled to the rights distribution;

•	the aggregate number of rights issued and the aggregate number of shares of common stock or preferred stock or warrants purchasable upon exercise of the rights;

•	the exercise price;

•	the conditions to completion of the rights offering;

•	the date on which the right to exercise the rights will commence and the date on which the rights will expire; and

•	a discussion of any material U.S. federal income tax considerations.

Exercise of Rights

Each right would entitle the holder of the right to purchase at the exercise price set forth in the applicable prospectus supplement the number of shares of common stock or preferred stock or warrants being offered. Holders may exercise rights at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised rights will be void. Holders may exercise rights as described in the prospectus supplement relating to the rights being issued. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than our security holders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

Until a holder exercises the rights to purchase shares of our common stock or preferred stock or warrants, the holder will not have any rights as a holder of shares of our common stock or preferred stock or warrants, as the case may be, by virtue of ownership of the rights.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the stock purchase contracts that we may offer under this prospectus. While the terms summarized below will apply generally to any stock purchase contracts that we may offer, we will describe the particular terms of any series of stock purchase contracts in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any stock purchase contracts offered under that prospectus supplement may differ from the terms described below.

General

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of shares of common stock or preferred stock at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number of shares of common stock or preferred stock. The price per share of the common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula described in the stock purchase contracts.

We may issue stock purchase contracts separately or as a part of units each consisting of a stock purchase contract and one or more of the other securities described in this prospectus or securities of third parties. If we issue a stock purchase contract as part of a unit, the applicable prospectus supplement will state whether the stock purchase contract will be separable from the other securities in the unit before the stock purchase contract settlement date. The stock purchase contracts may require us to make periodic payments to holders or vice versa and the payments may be unsecured or pre-funded on some basis. The stock purchase contracts may require holders to secure the holder’s obligations in a manner specified in the applicable prospectus supplement, and, in certain circumstances, we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

Terms

The prospectus supplement relating to a particular issuance of stock purchase contracts will describe the terms of those stock purchase contracts, which may include, without limitation, one or more of the following:

•

whether the stock purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell, the common stock or preferred stock subject to the stock purchase contract, and the nature and amount of such common stock or preferred stock, or the method of determining those amounts;

•	whether the stock purchase contracts are to be prepaid or not;

•	whether the stock purchase contracts will be issued as part of a unit and, if so, the other securities comprising the unit;

•

whether the stock purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of the common stock or preferred stock subject to the stock purchase contract;

•	any acceleration, cancellation, termination, or other provisions relating to the settlement of the stock purchase contracts; and

•	whether the stock purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF DEPOSITARY SHARES

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the depositary shares that we may offer under this prospectus. While the terms summarized below will apply generally to any depositary shares that we may offer, we will describe the particular terms of any depositary shares in more detail in the applicable prospectus supplement. supplement to this prospectus. If we indicate in the prospectus supplement, the terms of any depositary shares offered under that prospectus supplement may differ from the terms described below. Specific deposit agreements and depositary receipts will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement, of which this prospectus forms a part.

General

We may elect to offer fractional shares or some multiple of shares of preferred stock, rather than offer whole shares of preferred stock. If we choose to do this, we will issue receipts for depositary shares. Each depositary share will represent a fraction or some multiple of a share of a particular series of preferred stock.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company, which we will select. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $500,000,000. The prospectus supplement relating to a series of depositary shares will state the name and address of the depositary. Unless otherwise provided by the deposit agreement, each owner of depositary shares will be entitled, in proportion to the applicable fraction or multiple of a share of preferred stock underlying the depositary shares, to all the rights and preferences of the preferred stock underlying the depositary shares including dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional interest in or multiple of shares of the related series of preferred stock in accordance with the terms of the offering described in the related prospectus supplement.

Dividends and other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the numbers of the depositary shares owned by the holders on the relevant record date. However, the depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

If there is a non-cash distribution, the depositary will distribute property received by it to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make the distribution. If this happens, the depositary may, with our approval, sell the property and distribute the net sale proceeds to the holders.

Redemption of Depositary Shares

If a series of the preferred stock underlying the depositary shares is redeemed in whole or in part, the depositary shares will be redeemed from the redemption proceeds received by the depositary. The redemption price for each depositary share will be equal to the applicable fraction or multiple of the redemption price for each share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem on the same redemption date the number of depositary shares relating to the shares of preferred stock so redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionally as may be determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding and all rights of the holders of depositary shares will cease, except the right to receive the money, securities or other property payable upon the redemption and any money, securities or other property to which the holders of the redeemed depositary shares were entitled upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of depositary shares relating to the preferred stock. Each record holder of depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary how to exercise the voting rights pertaining to the number of shares of preferred stock underlying the holder’s depositary shares. The depositary will endeavor, to the extent practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with these instructions, and we will agree to take all action that the depositary may consider necessary in order to enable the depositary to vote the shares.

Amendment and Termination of Deposit Agreement

We may enter into an agreement with the depositary at any time to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, the holders of a majority of the depositary shares must approve any amendment that materially and adversely alters the rights of the existing holders of depositary shares. We or the depositary may terminate the deposit agreement only if (i) all outstanding depositary shares issued under the agreement have been redeemed, or (ii) a final distribution in connection with any liquidation, dissolution or winding up has been made to the holders of depositary shares.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to resign, and we may at any time remove the depositary. Any resignation or removal will take effect when a successor depositary has been appointed and has accepted the appointment. Appointment must occur within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $500,000,000.

Miscellaneous

The depositary will forward to the holders of depositary shares all reports and communications that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither the depositary nor we will be liable if either of us are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Further, both of us may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the units that we may offer under this prospectus. While the terms summarized below will apply generally to any units that we may offer, we will describe the particular terms of any series of rights in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any units offered under that prospectus supplement may differ from the terms described below.

We may issue units consisting of one or more debt securities, shares of common stock, shares of preferred stock, warrants, rights, stock purchase contracts, or depositary shares or any combination of such securities under this prospectus. The specific terms and conditions of the units will be described in a supplement to this prospectus which may include, without limitation, one or more of the following:

•	the title of the series of units;

•	the identification and description of the separate securities comprising the units;

•	the price or prices at which the units will be issued;

•	the date, if any, on and after which the securities comprising the units will be separately transferrable; and

•	any other material terms of the units and the securities comprising such units.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its nominee. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which will in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations For Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security held by a depositary that represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, DTC will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “— Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations For Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•

an investor cannot cause the securities to be registered in his or her name and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•

an investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under “— Legal Holders”;

•	an investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•

an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•

the depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•

financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When A Global Security Will Be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

The global security will terminate when the following special situations occur:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus and any applicable prospectus supplement may be sold in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to one or more underwriters for resale to the public or to investors;

•	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	directly to investors in privately negotiated transactions;

•	through a combination of these methods of sale; or

•	through any other manner permitted under applicable law and described in an applicable prospectus supplement.

The securities that are distributed by any of these methods may be sold, in one or more transactions, at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to prevailing market prices; or

•	negotiated prices.

A prospectus supplement will set forth the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds to be received from the sale;

•	any over-allotment options under which underwriters may purchase additional securities;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Underwriters

If underwriters are used for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. Any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers may be changed from time to time. Underwriters with whom we and/or the selling stockholders have a material relationship may be used, and if so, the applicable prospectus supplement will name the underwriter the nature of any such relationship.

In addition, the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales covered by the registration statement.

Agents

Agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis may be designated.

Direct Sales

Securities may also be sold directly to one or more purchasers without using underwriters or agents.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We and/or the selling stockholders may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us and/or the selling stockholders in the ordinary course of their businesses.

Trading Markets and Listing of Securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on The NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of the securities.

Stabilization Activities

In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities, if any, in the offering. If the underwriters have an over-allotment option to purchase additional securities, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the securities, the underwriters may bid for or purchase securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also affect the price of the securities to the extent that it discourages resale of the securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

WHERE YOU CAN FIND MORE INFORMATION

We maintain an Internet website at http://www.conns.com which contains information concerning us and our subsidiaries. The information contained on our Internet website and those of our subsidiaries is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, as amended, under the Securities Act with respect to the securities being offered under this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. For further information about us and our securities, please see the registration statement and our other filings with the SEC, including our annual, quarterly, and current reports and proxy statements, which you may read and copy at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our public filings with the SEC are also available to the public on the SEC’s Internet website at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents without actually including the specific information in this prospectus. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information we file with the SEC or contained in this prospectus will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus (1) the documents listed below, (2) any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, following the date of this prospectus and prior to the termination of the offering covered by this prospectus and any prospectus supplement and (3) any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement, in each case other than information furnished to the SEC under Items 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus. As of the date of this prospectus, we incorporate by reference the following documents:

•

our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, filed with the SEC on April 12, 2012, including portions of our Definitive Proxy Statement for our 2012 Annual Meeting of Stockholders held on May 30, 2012 to the extent specifically incorporated by reference into such Form 10-K;

•	our Quarterly Reports on Form 10-Q for the periods ended April 30, 2012 and July 31, 2012, filed with the SEC on June 5, 2012 and September 6, 2012, respectively;

•	our Current Reports on Form 8-K, filed with the SEC on March 30, 2012, April 23, 2012, May 1, 2012, May 23, 2012, August 30, 2012 and September 27, 2012; and

•

the description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A filed by us with the SEC on October 10, 2003 pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

Any statement contained in a document that is incorporated by reference herein will be deemed to be modified or superseded for all purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference herein) modifies or is to the contrary of that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded. You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address and telephone number:

Conn’s, Inc.

Attention: Sydney K. Boone — Corporate General Counsel and Secretary

4055 Technology Forest Boulevard

The Woodlands, Texas 77381

(936) 230-5899

LEGAL MATTERS

In connection with particular offerings of securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P. and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Conn’s, Inc. appearing in Conn’s, Inc.’s Annual Report (Form 10-K) for the fiscal year ended January 31, 2012, including the schedule appearing therein, and the effectiveness of Conn’s, Inc.’s internal control over financial reporting as of January 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

5,500,000 Shares

CONN’S, INC.

Common Stock

PROSPECTUS SUPPLEMENT

Piper Jaffray

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December 7, 2012